Exhibit 99.1

INTERIM REPORT

(From January 1, 2015 to June 30, 2015)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

INTERIM REPORT

(From January 1, 2015 to June 30, 2015)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Kim, Jin-Il
Kim, Jin-Il
President and Representative Director
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Noh, Min-Yong
Noh, Min-Yong
Senior Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

TABLE OF CONTENTS

I.	Overview	4

II.	Business	10

III.	Financial Statements	32

IV.	Corporate Governance and Company Affiliates	36

Attachment:	Independent Auditors’ Review Report
(Non-consolidated and consolidated)

3

I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

	Business	Note

(1)	Production and sale of crude steel and stainless steel products

(2)	Port/harbor loading/unloading, warehousing and packaging

(3)	Management of professional athletic organizations	No engagement in this business during the first half of fiscal year 2015
(4)	Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses

(5)	Real property lease business

(6)	Public energy services and distribution system

(7)	Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8)	Educational services and other incidental services

(9)	Production and sale of non-ferrous metals

(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B.	POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO PLANTEC Co., Ltd., Daewoo International Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, POSCO ENGINEERING CO., Ltd., MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POREKA Co., Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION CO., LTD., POSCO Research Institute, POSCO A&C, POSCO AST, POSCO LED Co., Ltd., Poscoene, POSCO TMC Co., Ltd., POSCO Processing&Service, POSHIMETAL Co., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., Mapo Hibroad Parking co., Ltd., MTAPOLIS Co., Ltd., POSCO-TERMINAL Co., Ltd., POSCO ENERGY CO., LTD., , PSC Energy Global Co., Ltd., PONUTech Co., Ltd., Daechang AT Co., Ltd., Gale International Korea, LLC, POS-HiAL, Tamra Offshore Wind Power Co., Ltd., BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., Steel Processing and Fabricating Center Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSCO Green Gas Technology, POSPOWER CO., LTD., Songdo POSCO Family Housing, HOTEL LAONZENA CO., LTD., POSCO Group University

4

(a)	Changes in Companies Belonging to the Business Group

•	Addition of a Subsidiary: Songdo POSCO Family Housing. (January 2, 2015)

•	Name change from POSCO Specialty Steel Co., Ltd. to Seah Changwon Special Steel Co., Ltd. (March 17, 2015)

•	Addition of a Subsidiary: HOTEL LAONZENA CO., LTD. (April 1, 2015)

•	Addition of a Subsidiary: POSCO Group University (April 1, 2015)

•	Name change from New Altec Co., Ltd. to Daechang AT Co., Ltd. (April 6, 2015)

•	Exclusion of a Subsidiary: Seah Changwon Special Steel Co., Ltd. (May 12, 2015)

•	Exclusion of a Subsidiary: POSFINE Co., Ltd. (June 19, 2015)

(b)	Changes after June 30, 2015

•	Exclusion of a Subsidiary: Daechang AT Co., Ltd. (July 16, 2015)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

5

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates six overseas offices as follows:

United Arab Emirates (Dubai), European Union (Dusseldorf, Germany), Brazil (Rio de Janeiro), Mongolia (Ulaanbaatar), Australia (Perth), and Argentina.

(3)	Major Changes in the Board of Directors (as of March 13, 2015)

(a)	Inside Directors

•	New members: Oh, In-Hwan (2 years)

(b)	Outside Directors

•	New members: Bahk, Byong-Won and Kim, Joo-Hyun (3 years)

(c)	Representative Directors

•	Prior to March 13, 2015: Kwon, Oh-Joon, Kim, Jin-Il and Chang, In-Hwan

•	As of March 13, 2015: Kwon, Oh-Joon, Kim, Jin-Il and Yoon, Dong-Jun

•	After June 30, 2015: Kwon, Oh-Joon, and Kim, Jin-Il

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014, January 23, 2015 and August 5, 2015)

6

B. Merger, Acquisition and Handover of Businesses

[None]

C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

7

4. Other Information Regarding Shares

A. Total Number of Shares

(As of June 30, 2015)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won (“KRW”).

Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

					(As of June 30, 2015)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,193,807	—	430	—	7,193,377
Special Money Trust		—	—	—	—	—
Total		7,193,807	—	430	—	7,193,377

*	Beginning Balance: as of December 31, 2014

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee. On March 5, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 74 treasury stocks was completed on March 8, 2013. On April 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 387 treasury stocks was completed on April 9, 2013. On July 2, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the disposal of 150 treasury stocks was completed on July 8, 2013. On October 1, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 2,009 treasury stocks was completed on October 7, 2013. On January 7, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 139 treasury stocks was completed on January 9, 2014. On April 15, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 475 treasury stocks was completed on April 16, 2014. On July 15, 2014, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 30 treasury stocks was completed on July 16, 2014. On January 26, 2015, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 40 treasury stocks was completed on January 27, 2015. On April 21, 2015, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 390 treasury stocks was completed on April 22, 2015.

8

Changes after June 30, 2015

On July 21, 2015, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 210 treasury stocks was completed on July 22, 2015.

5. Voting Rights

		(As of March 31, 2015)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	-
(2) Shares without Voting Rights *	7,193,377	*Treasury Stock 7,193,377 shares
(3) Shares with Voting Rights	79,993,458	-

6. Earnings and Dividend

		(In millions of KRW)
	2015 2Q (January 1, 2015 ~ June 30, 2015)	2014	2013
(Consolidated) Net Profit	536,764	626,099	1,376,396
Earnings per Share (KRW)	6,506	7,432	17,409
Cash Dividend Paid	—	639,527	633,192
(Consolidated) Pay-out Ratio (%)	—	102.1	46.0
Dividend per Share (KRW)	—	8,000	8,000
Dividend Yield (%)	—	2.90	2.45

9

II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments:

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2015 2Q (January 1, 2015 ~ June 30, 2015)		2014		2013
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	14,648,727	1,059,540	31,841,748	2,267,825	31,794,574	2,363,377
Trading	9,775,495	130,009	21,165,806	284,892	18,307,888	81,696
Engineering & Construction	4,250,096	124,263	8,119,207	446,214	6,896,838	179,186
Others	1,616,085	103,773	3,971,684	214,599	4,865,350	371,875

Total	30,290,403	1,417,585	65,098,445	3,213,530	61,864,650	2,996,134

2. Current Situation

1) Steel

A. Domestic Market Share

							(Millions of Tons, %)
Category	2015 2Q (January 1, 2015 ~ June 30, 2015)		2014		2013		2012
	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	34.5	100	71.5	100	66.1	100	69.3	100
POSCO Others	18.5 16.0	53.6 46.4	37.7 33.8	52.7 47.3	36.4 29.7	55.2 44.8	38.0 31.3	54.6 45.4

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

1)	Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(1-1)	Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	Orissa State Government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa State Government for further consideration. (July, 2007)

(d)	Orissa State Government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(h)	Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(i)	Indian Supreme Court decided on the merit of the case. (March, 2013)

(j)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(k)	India Government announced an Administrative Order of the auction system for assignment of mine. (January, 2015)

(1-2)	Establishment of Steelworks

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

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(c)	Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

(d)	Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarilysuspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(3)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

(d)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

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(4)	Establishment of no.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

2) Trading

A. Market Share

		(Millions of Dollars, %)
Category	2015 2Q (January 1, 2015 ~ June 30, 2015)	2014 2Q (January 1, 2014 ~ June 30, 2014)	Growth rate
All Trading Companies in Korea	268,698	283,208	-5.1
Daewoo International	3,388	3,753	-9.7

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is playing a leading role in Korean export industry as the number one trading company based on its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in resource development through Myanmar gas field. Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established in February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America, Africa and Europe.

13

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

POSCO ICT has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries for 30 years, in areas such as steel, railroad/transportation, environment/energy.

POSCO ICT has selected Smart Grid energy efficiency business as the strategic business and focused to nurture it. Also the firm is pushing business to overseas, providing total solution to overseas steel mills and exporting railroad solution system. Based on its overseas network located in China India Vietnam, Indonesia, and Brazil, POSCO ICT will speed up the penetration to the local market and increase overseas order volume by expanding businesses.

C. POSCO CHEMTECH

POSCO CHEMTECH, founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. To become a global company, POSCO CHEMTECH is currently expanding its markets to Japan, China and Indonesia. Now, POSCO CHEMTECH is preparing for the leap towards the future industries of the comprehensive chemical and carbon material

14

3. Key Products

A. Sales of Key Products

	(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	29,724	12.8
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	80,462	34.6
	Stainless Steel Products	Western tableware, etc	49,129	21.1
	By-Product	Plates, Wire rods, etc	73,373	31.5
	Gross Sum		232,688	100.0
	Deduction of Internal Trade		(86,201)
	Sub Total		146,487
Trading	Steel, Metal		78,844	56.0
	Chemical, Strategic Item, Energy		3,336	2.4
	Etc		58,638	41.6
	Gross Sum		140,818	100.0
	Deduction of Internal Trade		(43,063)
	Sub Total		97,755

Engineering & Construction	Domestic Construction	Architecture	11,008	22.0
		Plant	7,492	15.0
		Civil Engineering	3,637	7.3
	Overseas Construction		21,970	44.0
	Owned Construction		3,781	7.6
	Etc		2,070	4.1
	Gross Sum		49,958	100.0
	Deduction of Internal Trade		(7,457)	—
	Sub Total		42,501
Others	Electricity Sales, etc		29,751	100.0
	Deduction of Internal Trade		(13,590)	—
	Sub Total		16,161	—

Total Sum			302,904	—

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B. Price Fluctuation Trend of Key Products

	(In thousands of KRW/ Tons, kWh)
Business Area	Products	2015 2Q (January 1, 2015 ~ June 30, 2015)	2014	2013	2012
Steel	Hot-rolled Product (HR)	595	686	728	828
	Cold-rolled Product (CR)	755	822	877	999
Others	Electric Power	111	142	156	161
	Lime	120	112	119	105

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption and oversupply from China, domestic and overseas steel price has decreased since the end of 2011.

[Others]

(1)	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	42,093 (38.3%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	37,199 (33.9%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	30,512 (27.8%)	Nickel, Ferrochrome,STS Scrap Iron, etc.

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	869 (18.8%)
		Steel Pile	Foundation of Structure	52 (1.1%)
		Steel Reinforcement	Strengthening Concrete	1,006 (21.8%)
		Cable	Electricity Transfer	76 (1.6%)
		Etc.	-	2,621 (56.7%)

Others	Raw Materials	LNG	Material for Power Generation	6,019 (69.2%)
		Limestone	Production of Lime	468 (5.4%)
		Etc.	-	2,210 (25.4%)

17

B. Price Fluctuation Trend of Major Raw Materials

	(In thousands of KRW)
Business Area	Category	2015 2Q (January 1, 2015 ~ June 30, 2015)	2014	2013
Steel	Iron Ore (per ton)	66	93	148
	Coal (per ton)	124	132	162
	Scrap Iron (per ton)	288	382	428
	Nickel (per ton)	15,039	17,769	16,455
Engineering & Construction	Ready-mixed Concrete (per m3)	59	59	57
	Steel Pile (per m)	67	67	70
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0
Others	LNG (per ton)	796	1,056	979
	Lime (per ton)	20	20	20

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[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

									(In Dollars/ Tons)
	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q
Trend of International Benchmark Price (Free On Board, “FOB”)	54	58	66	82	94	111	123	123	118	141	113	105

(2) Coal

									(In Dollars/ Tons)
	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q
Trend of International Benchmark Price (FOB)	109.5	117	119	120	120	143	152	145	172	165	170	225

(3) Scrap Iron

									(In Dollars/ Tons)
	‘15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q	‘12 4Q	‘12 3Q
Trend of Purchase Price (Cost and Freight, “CFR”)	256	268	331	376	365	379	396	367	379	421	379	400

(4) Nickel

	15 2Q	‘15 1Q	‘14 4Q	‘14 3Q	‘14 2Q	‘14 1Q	‘13 4Q	‘13 3Q	‘13 2Q	‘13 1Q
Trend of London Metal Exchange (“LME”) Cash Price	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
	5.90/lb	6.50/lb	7.17/lb	8.43/lb	8.37/lb	6.64/lb	6.31/lb	6.32/lb	6.78/lb	7.85/lb
	USD	USD	USD	USD	USD	USD	USD	USD	USD	USD
	13,008/ton	14,338/ton	15,799/ton	18,576/ton	18,463/ton	14,645/ton	13,904/ton	13,922/ton	14,952/ton	17,309/ton

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[Engineering and Construction]

(1) Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPS400 406.4x7.9T
Steel Reinforcement	High Tensile Deformed Bar SD40 D10
Cable	TFR-CV, 0.6/1KV 2.5mm2 2core

[Others]

(1) Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

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5. Production and Facilities

A. Production Capacity

[Steel]

	(Thousands of Tons)
Business Area	Products	2015 2Q (January 1, 2015 ~ June 30, 2015)	2014	2013
Steel	Crude Steel	23,581	43,500	40,428

[Others]

	(MW, Thousands of Tons)
Business Area	Products		2015 2Q (January 1, 2015 ~ June 30, 2015)	2014	2013
Power Generation	Electric Power	Inchon	3,412	2,992	3,052
		Gwangyang	284	284	284
		Pohang	290	290	145
Lime	Lime		1,095	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1) Production

	(Thousands of Tons)
Products		2015 2Q (January 1, 2015 ~ June 30, 2015)	2014	2013
Crude Steel		20,634	41,428	38,261
Products	Hot-Rolled Products	4,744	8,124	8,109
	Plate	3,158	6,433	5,649
	Wire Rod	1,377	2,750	2,334
	Pickled-Oiled Steel Sheets	1,390	2,785	2,640
	Cold-Rolled Products	4,357	8,934	8,404
	Coated Steel	3,076	6,164	5,762
	Electrical Steel	600	1,253	1,125
	Stainless Steel	1,165	2,453	2,372
	Others	1,978	4,005	3,566
	Total	21,845	42,901	39,961

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

21

(2) Capacity Utilization Rate for the first half of fiscal year of 2015

	(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	21,031	18,500	88.0%
	Zhangjiagang Pohang Stainless Steel	550	595	108.2%
	PT.KRAKATAU POSCO	1,500	1,470	98.0%
	POSCO SS-VINA	500	69	13.8%
	Total	23,581	20,634	87.5%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

	(Gwh, Thousands of Tons)
	Products	2015 2Q (January 1, 2015 ~ June 30, 2015)	2014	2013
Power Generation	Electric Power	8,006	15,442	15,983
Lime	Lime	1,163	2,383	2,364

(2) Capacity Utilization Rate for the first half of fiscal year of 2015

	(hr, Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	4,344	1,998	46.0%
		Gwangyang	4,344	4,092	94.2%
		Pohang	4,344	3,831	88.2%
Lime	Lime		1,095	1,163	106.2%

22

C. Production Facilities

[Land]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,019,939	30,677	(23,918)	(1,472)	2,025,226
Trade	61,169	—	(196)	—	60,973
Engineering & Construction	191,881	409	(14,531)	—	177,759
Others	528,299	14,561	(61,805)	(45)	481,010

[Building]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,573,200	38,775	(34,623)	(147,703)	4,429,649
Trade	104,702	840	(—)	(1,267)	104,275
Engineering & Construction	147,278	11,253	(1,343)	(2,487)	154,701
Others	534,144	76,865	(18,270)	(13,409)	579,330

[Structures]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,701,348	77,903	(2,329)	(97,902)	2,679,020
Trade	5,593	121	(—)	(130)	5,584
Engineering & Construction	68,293	1,452	(32)	(1,558)	68,155
Others	254,929	10,781	(2,589)	(7,360)	255,761

[Machinery and Equipments]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	18,231,086	1,278,132	(49,960)	(1,003,978)	18,455,280
Trade	333,469	1,217	(3,048)	(9,618)	322,020
Engineering & Construction	56,416	8,221	(383)	(6,795)	57,459
Others	2,578,914	256,110	(83,086)	(86,597)	2,665,341

23

[Vehicles]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	34,534	6,944	(779)	(6,008)	34,691
Trade	3,516	1,195	(63)	(642)	4,006
Engineering & Construction	13,003	550	(633)	(1,300)	11,620
Others	5,642	888	(128)	(1,151)	5,251

[Tools and Fixtures]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	43,508	19,847	(63)	(10,332)	52,960
Trade	1,684	359	(1)	(349)	1,693
Engineering & Construction	5,759	752	(35)	(1,224)	5,252
Others	13,118	4,661	(1,838)	(3,373)	12,568

[Equipment]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	89,535	7,908	(215)	(15,022)	82,206
Trade	10,081	6,020	(519)	(2,423)	13,159
Engineering & Construction	12,829	3,748	(384)	(3,326)	12,867
Others	31,337	10,087	(31)	(9,788)	31,605

[Financial Lease Assets]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	896	20,410	(48)	(3,630)	17,628
Trade	22,470	61	(678)	(482)	21,371
Engineering & Construction	2,195	1,987	(1,121)	(475)	2,586
Others	54,520	2,443	(1,588)	(670)	54,705

[Assets under Construction]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,208,529	868,974	(1,296,756)	(577)	780,170
Trade	119,856	70,723	(9,450)	—	181,129
Engineering & Construction	72,691	11,999	(40,444)	(13,602)	30,644
Others	1,104,832	204,013	(260,582)	(1,471)	1,046,792

24

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	December, 2014 ~ June, 2017	G) Installation of no.7 CGL	2,554	31	2,523
	Renovation / Replacement	August, 2013 ~ April, 2016	P) Renovation of the Second Furnace, etc.	4,387	3,752	635
		October, 2014 ~ June, 2016	G) Renovation of the Fifth Furnace, etc.	5,206	854	4,352
		July, 2008~ December, 2016	P, G) Expansion of the Capacity of the Raw Material Treatment Facilities, etc	27,666	18,709	8,957
POSCO Maharashtra Steel Private Limited	Expansion	November, 2011 ~ January, 2015	Establishment of a Cold-Rolling Mill in India (1.8 million ton)	7,505	7,505	—
POSCO (Chongqing) Automotive Processing Center Co., Ltd	Expansion	April, 2015 ~ February, 2016	Establishment of #2 facility	112	112	—

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Engineering & Construction]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Hunchun POSCO Hyundai International Logistics Complex Development Co., Ltd.	Expansion	July, 2012 ~ September, 2016	Land lease for construction of logistics complex	197	187	10
	Expansion	September, 2012 ~ August 1, 2015	#1 Construction of logistics complex	446	294	152
	Expansion	September, 2014 ~ December, 2015	#2-1 Construction of logistics complex	254	51	203
	Expansion	March, 2015 ~ December, 2016	#2-2 Construction of logistics complex	244	80	164

[Trade]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
PT. Bio Intl Agrindo	Expansion	December, 2014 ~ December, 2015	CPOMILL	225	3	222

25

[Others]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2015~ December, 2015	Expansion of Smart Management Server For Smart Management Operation Efficiency	338	84	254
	Expansion	January, 2015 ~ December, 2015	Engineering	290	20	270
POSCO Energy	Expansion	November 2012 ~ January, 2015	Incheon) Establishment of a LNG Combined Cycle Power Plant #7, #8, and #9	10,630	10,630	—
		March 2013 ~ June, 2015	Construction of a Cell Manufacturing Plant Laboratory	1,029	977	52
POSCO Green Gas Technology	Expansion	April, 2014 ~ November, 2015	Establishment of SNG Plant	10,500	8,211	2,289

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

(b) Future Investment Plans

	(In hundred millions of KRW)
Business	Company	Project		Planned Investments
				2015	2016	2017
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	7,811	11,056	13,719
			Capacity Increase	329	2,043	962
	SPFC	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	—	120	—
			Acquisition of Land and Buildings	155	—	—
	POSCO Thainox Public Company Limited	Expansion, Renovation and Replacement of Existing Facilities	Manufacture Process	104	37	26
				19	167	—
	POSCO(Chongqing) Automotive Processing Center Co., Ltd	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	133	3	—
Trade	PT. Bio Intl Agrindo	Expansion, Renovation and Replacement of Existing Facilities	CPO MILL	154	67	—
	DAEWOO TEXTILE FERGANA LLC	Expansion, Renovation and Replacement of Existing Facilities	Improvement of Productivity and Product Quality	35	61	12
Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities	Investment	338	86	—
			Development of Facilities	95	146	—
			Discover new business opportunities-	99	93	—
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	88	71	80

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

26

6. Product Sales

[Steel]

	(In hundred millions of KRW)
Items		2015 2Q (January 1, 2015 ~ June 31, 2015)	2014	2013
Domestic	Hot-Rolled Products	12,472	42,090	37,828
	Cold-Rolled Products	23,994	41,939	60,509
	Stainless Steel	12,192	27,024	29,042
	Others	43,351	102,892	103,308
Export	Hot-Rolled Products	17,252	37,133	21,971
	Cold-Rolled Products	56,468	104,078	110,668
	Stainless Steel	36,937	79,856	71,356
	Others	30,022	60,957	45,554
Total	Gross Sum	232,688	495,969	480,236
	Internal Transaction	(86,201)	(177,552)	(162,290)
	Total	146,487	318,417	317,946

[Trading]

	(In hundred millions of KRW)
Items		2015 2Q (January 1, 2015 ~ June 30, 2015)	2014	2013
Domestic	Merchandise	3,984	9,349	8,490
	Product	—	—	—
	Others	119	111	116
Export	Merchandise	40,902	88,947	86,296
	Product	29	223	127
	Others	310	596	145
Trades among Korea, China & Japan		95,474	213,383	164,020
Gross Sum		140,818	312,609	259,193
Internal Transaction		(43,063)	(100,951)	(76,114)
Total		97,755	211,658	183,079

27

[Engineering & Construction]

	(In hundred millions of KRW)
Items			2015 2Q (January 1, 2015 ~ June 30, 2015)	2014	2013
Construction Contract Revenue	Domestic	Architecture	11,008	19,514	16,185
		Plant	7,492	24,785	41,670
		Civil Engineering	3,637	7,378	6,969
		Others	—	—	2
	Overseas		21,970	42,980	32,039
Own Construction			3,781	6,976	7,060
Other Subsidiary company sales			2,070	1,404	3,895
Gross Sum			49,958	103,037	107,820
Internal Transaction			(7,457)	(21,845)	(38,852)

Total			42,501	81,192	68,968

[Others]

	(In hundred millions of KRW)
Items	2015 1 (January 1, 2015 ~ March 31, 2015)	2014	2013
Electric Power	16,161	39,717	48,653

7. Derivatives - Currency Forward Contracts

[None]

28

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
	Sales of shares in POSCO Specialty Steel Co., Ltd.	March, 2015

POSCO entered into a contract to sell its 52.3% interest in the total outstanding common stocks of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp., Shinyoung Securities Co., Ltd., and Shinhan Investment Corp, which amounts to approximately KRW 418.5 billion.

	Sales of shares in POSCO ENGINEERING & CONSTRUCTION	June, 2015	•

POSCO entered into a contract to sell its 38% interest in the total outstanding common stocks of POSCO Engineering & Construction Co., Ltd. to Public Investment Fund of the Ministry of Finance in Saudi Arabia(PIF) for the (i)sale of POSCO’s common stock (10,802,850 shares) in POSCO E&C to PIF, and (ii) POSCO E&C’s issuance and sale of new shares of common stock (5,083,694 shares) to PIF

	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008	1) Contract Parties
DAEWOO INTERNATIONAL CORPORATION			• Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)
• Buyer: China National United Oil Company (“CNUOC”)
2) Signed Date: December 24, 2008
3) Summary of the GSPA
• Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.
• Gas production period is expected to be approximately 30 years.
• Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.
4) Remarks
• CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.
•

Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

29

Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009	1) Total Investment: KRW 2,095,727,800,000
2) Purpose of Investment: construction of new facilities for gas production, processing and transportation
3) Total Period of Investment: October 1, 2009 ~ September 30, 2014
4) Remarks
		•	Location: the north-western offshore and onshore in Myanmar
		•	Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)
		•	Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day
		•	The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.
		•	Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)
• Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)
Sale of Daewoo Cement (Shandong) Company Limited	July, 2011	1) Purpose of the Sale: sale of non-core business, divestiture and collection of long term debt
2) Other information
•

The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•

The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•

The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

		•	Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.
Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012	1) Purpose of the sale was to strengthen financial structure and secure the core investment plan
2) Other information
		•	The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

30

	Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	July 2013	1) Building
• Name: NEATT (North East Asia Trade Tower)
• Location: Songdo, Incheon, Korea
2) Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)
3) Closing Date: July 31, 2014 (tentative)
4) Miscellaneous
• Building is expected to be purchased by Daewoo International (60%) and POSCO E&C (40%)
POSCO ENERGY	Agreement of stock acquisition	June, 2014

1) Contract Parties: TONGYANG Cement & Energy Corp., TONGYANG Leisure, and TONGYANG Inc.

2) Signed Date: June 25, 2014

3) Amount: KRW 431,093 million

4) Purpose: Agreement of stock acquisition in order to acquire 100% stake of TONGYANG Power

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization
Steel	POSCO	POSCO’s Relevant Departments	Technical Research Laboratory
Engineering Solution Center
Pohang Research Laboratory
Gwangyang Research Laboratory
Steel Solution Center
Steel Planning Department
New Business Planning Department
Environment, Energy, Social responsibility Department
	POSCO COATED & COLOR STEEL		Product Research Group
	POSCO AST CO., LTD.		Product Research Team
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group
	POSCO Thainox Public Company Ltd.		Product Development and Research
Engineering & Construction	POSCO Engineering & Construction		R&D Center
	POSCO Engineering Company		R&D group
	POSCO A&C		R&D Center
	POSCO PLANTEC		R&D Center
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department
	POSCO ICT		R&D Center
	POSCO CHEMTECH		R&D Center, Cathode Material Research Department
	POSCO M-TECH CO., LTD.		R&D Center
	POS-HiMETAL CO., Ltd.		Product Research Department
	PNR CO., Ltd.		Quality Innovation Department
	PONUTech Co., Ltd.		Technology Center

B. R&D Expenses

	(In millions of KRW)
Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	34,304	1,365	2,858	17,103	55,630
Manufacturing Cost	156,925	—	2,019	2,478	161,422
R&D Cost (Intangible Assets)	6,124	—	(2,145)	1,893	5,872

Total	197,353	1,365	2,732	21,474	222,924

R&D/Sales Ratio	1.35%	0.01%	0.06%	1.33%	0.74%

31

III. Financial Statements

1.	Non-consolidated Financial Statements

A. Summary of Fiscal Years 2013, 2014 and the First Half of 2015

	(In millions of KRW)
Account	2015 2Q (January 1, 2015 ~ June 30, 2015)	2014	2013
[Current Assets]	12,226,646	11,623,130	11,953,479
Cash & Cash equivalents	1,524,178	1,742,767	1,394,315
Trade Accounts & Notes Receivable(net)	3,199,479	3,157,266	3,393,444
Other Current Financial Instruments	2,420,714	1,256,659	2,599,977
Inventories	3,947,787	4,383,568	4,538,657
Other Current Assets	1,134,488	1,082,870	27,086
[Non-current Assets]	40,257,494	40,974,193	42,288,799
Other Non-current Financial Instruments	1,843,053	1,820,950	3,408,332
Investment in Subsidiaries and Associates	15,831,165	16,178,891	15,092,836
Tangible Assets	21,958,082	22,323,215	23,240,603
Good Will & Other Intangible Assets	381,489	403,907	438,783
Other Non-current Assets	243,705	247,230	108,245

Total Assets	52,484,140	52,597,323	54,242,278

[Current Liabilities]	3,920,802	3,516,052	3,704,520
[Non-current Liabilities]	5,871,165	6,605,840	8,226,296

Total Liabilities	9,791,967	10,121,892	11,930,816

[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,247,629	1,247,616	1,233,040
[Hybrid bond]	996,919	996,919	996,919
[Retained Earnings]	41,377,166	41,188,908	40,774,284
[Other Equity]	(1,411,944)	(1,440,415)	(1,175,184)

Total Shareholders’ Equity	42,692,173	42,475,431	42,311,462

Total Sales	13,363,126	29,218,854	30,543,545

Operating Income	1,229,215	2,350,035	2,215,133
Net Income	710,210	1,138,958	1,582,596
Earnings per share(KRW)	8,674	13,858	20,052

32

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1)	Balance Sheet

Refer to the attached balance sheet for the first half of fiscal year of 2015.

(2)	Income Statements

Refer to the attached income statement for the first half of fiscal year of 2015.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

33

2. Consolidated Financial Statements

A. Summary of Fiscal Years 2013, 2014 and the First Half of 2015

	(In millions of KRW)
Account	2015 2Q (January 1, 2015 ~ June 30, 2015)	2014	2013
[Current Assets]	31,403,402	32,627,382	31,666,211
Cash & Cash equivalents	4,208,728	3,811,202	4,280,562
Other Current Financial Instruments	5,067,660	3,419,136	4,861,088
Accounts Receivable	11,114,757	11,786,055	11,492,601
Inventories	9,343,886	10,471,330	9,798,381
Other Current Assets	1,668,371	3,139,659	1,305,579
[Non-current Assets]	52,233,294	52,624,791	52,789,196
Other Non-current Financial Instruments	3,401,016	3,600,060	5,263,185
Investment Securities	4,130,897	4,060,507	3,808,693
Tangible Assets	34,924,446	35,241,195	35,760,119
Good Will & Other Intangible Assets	6,803,335	6,884,989	5,929,840
Other Non-current Assets	2,973,600	2,838,040	2,027,359

Total Assets	83,636,696	85,252,173	84,455,407

[Current Liabilities]	22,082,468	21,877,009	20,241,159
[Non-current Liabilities]	16,801,455	18,083,799	18,392,218

Total Liabilities	38,883,923	39,960,808	38,633,377

[Controlling Interest]	41,512,308	41,587,368	42,046,037
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,801,673	1,083,718	1,078,266
Hybrid bond	996,919	996,919	996,919
Retained Earnings	40,977,337	40,967,558	41,090,649
Other Controlling Interest	(2,026,024)	(1,943,230)	(1,602,200)
[Minority Interest]	3,240,465	3,703,997	3,775,993

Total Shareholders’ Equity	44,752,773	45,291,365	45,822,030

Total Sales	30,290,403	65,098,445	61,864,650

Operating Income	1,417,585	3,213,530	2,996,134
Consolidated Net Profit	452,596	556,659	1,355,180
[Controlling Interest]	536,764	626,099	1,376,396
[Minority Interest]	(84,168)	(69,440)	(21,216)
Consolidated Total Comprehensive Income	339,560	101,077	1,369,450
[Controlling Interest]	429,184	174,918	1,444,262
[Minority Interest]	(89,624)	(73,841)	(74,812)
Earning Per Share	6,506	7,432	17,409
Number of Consolidated Companies	228	229	212

34

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1)	Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the first half of fiscal year of 2015.

(2)	Consolidated Income Statements

Refer to the attached consolidated financial report for the first half of fiscal year of 2015.

35

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and seven directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

36

Composition of the Special Committees under the Board of Directors and their Functions (as of March 31, 2015)

Category	Composition	Directors		Major Functions

Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Ahn, Dong-Hyun (Chairman) Kim, Il-Sup Kim, Joo-Hyun Kim, Jin-Il	•	Reviews the qualifications of potential candidates for Directors
			•	Proposes nominees for the Outside Directors
			•	Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Sunwoo, Young (Chairman) Shin, Chae Chol Lee, Myung-Woo Bahk, Byong-Won	•	Executes management succession and development plans
			•	Establishes evaluation procedures of directors
			•	Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Lee, Myung-Woo (Chairman) Ahn, Dong-Hyun Bahk, Byong-Won Yoon, Dong-Jun Lee, Young-Hoon	•	Advances deliberation of new investments in other companies
			•	Revises the internal regulations regarding the operation of the Board of Directors
			•	Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Sunwoo, Young Kim, Joo-Hyun	•	Audits the accounting system and business operations
			•	Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Il-Sup (Chairman) Sunwoo, Young Kim, Joo-Hyun	•	Reviews matters related to the internal transactions under the MRFTA.
			•	Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.
			•	Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Kim, Jin-Il Yoon, Dong-Jun Lee, Young-Hoon Oh, In-Hwan	•	Oversees decisions with respect to our operational and management matters
			•	Reviews management’s proposal for new strategic initiatives
			•	Reviews deliberation over critical internal matters related to the organization structure and development of personnel
			•	Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

37

(3)	List of Outside Directors (as of March 13, 2015)

Name	Experience		Relation with Majority Shareholder	Remarks
Shin, Chae-Chol	•	President and Representative Director, LG CNS	None	Chairman Board of Directors
	•	President and Representative Director, IBM Korea
Lee, Myoung-Woo	•	(Present) President and Representative Director, Dongwon Industry	None
	•	Vice Chairman, Iriver
	•	CEO, SONY Korea
Kim, Il-Sup	•	(Present) President, Seoul School of Integrated Science and Technology	None
	•	Chairman, Deloitte Anjin Accounting Corporation
	•	Vice-Chairman, Samil PWC Accounting Corporation
Sunwoo, Young	•	(Present) Managing Partner, Rhi & Partners	None
	•	Chief Public Prosecutor, Seoul Eastern District Prosecutor’s Office
	•	Chief Public Prosecutor, Cheongju District Prosecutor’s Office
Ahn, Dong-Hyun	• •	(Present) Professor, School of Economics, Seoul National University Head of Quant Strategy, Royal Bank of Scotland	None	Member of the Risk Management committee of the National Pension Services (Non-Executive Director)
Bahk, Byong-Won	•	(Present) President, National Happiness Fund	None
	•	Chairman, Korea Federation Bank
	•	Senior Secretary to the President, Economic Policy
	•	Chairman, Woori Finance Holdings Co., Ltd
Kim, Joo-Hyun	•	(Present) Advisory, Hyundai Research Institute Chairman, Sub-Committee of Economy Presidential Committee, Unification Preparation	None
	•	President & CEO, Hyundai Research Institute
	•	Head, Business Strategy Division of Hyundai Research Institute

38

(4)	List of Key Activities of the Board of Directors (January 1, 2015 ~ August 13, 2015)

Session	Date	Agenda	Approval
2015-1	January 29

1. Approval of the financial statements for the 47th fiscal year and the convocation schedule for the 47th general meeting of shareholders

2. Performance evaluation of executive officers and improvement of indemnification

All 2 Cases Approved
2015-2	February 16	1. Agenda for the 47th general meeting of shareholders 2. Recommendation of candidates for the Inside Director position	All 2 Cases Approved
2015-3	March 13

1. Appointment of the chairman of the Board of Directors

2. Appointment of the special committee members

3. Approval of designation of Representative Directors and Inside Directors

4. Sale of shares in POSCO Engineering & Construction

All 4 Cases Approved
2015-4	May 14

1. Increase capability of Pohang non-oriented electrical steel

2. Contribution to POSCO Educational Foundation

3. FY 2015 Transaction Plans with affiliated person

4. Reporting the result of compliance control system and appointment of compliance officer

5. Contribution to Korea Council of Sport for all

All 5 Cases Approved
2015-5	August 4	1. Declaration of interim dividend for the fiscal year of 2015 2. Amendment of the operating rules of the Board of Directors 3. Amendment of the remuneration guideline for the Directors	All 3 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2015 ~ August 13, 2015)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2015-1	January 29	7 (7)
2015-2	February 16	7 (7)
2015-3	March 13	7 (7)
2015-4	May 14	7 (7)
2015-5	August 4	7 (7)

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2015 ~ March 13, 2015)

Date	Agenda	Approval
February 9	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved
February 16	1. Qualification assessment of Inside Director Candidates	-
March 13	1. Appointment of Special Committee Members 2. Appointment of the Representative Directors and Position for the Inside Directors	-

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2015 ~ March 13, 2015)

Date	Agenda	Approval
January 29	1. Performance evaluation of executive officers and improvement of indemnification 2. Evaluation of the management result for the fiscal year of 2014	- Approved

Major Activities of Evaluation and Compensation Committee (March 13, 2014 ~ August 13, 2015)

Date	Agenda	Approval
August 4	1. Amendment of the remuneration guideline for the Directors	-

39

(c)	Major Activities of Finance and Operation Committee (January 1, 2014 ~ August 13, 2015)

Date	Agenda	Approval
March 13	1. Sale of shares in POSCO Engineering & Construction	-
May 14	1. Contribution to Korea Council of Sport for all	-
August 14	1. Amendment of the operating rules of the Board of Directors 2. Reporting of POSCO’s corporate social responsibility (CSR) 3. Reporting of POSCO’s foreign exchange risk	- - -

(d)	Major Activities of Related Party Transaction Committee (January 1, 2014 ~ March 13, 2015)

Date	Agenda	Approval
January 23	1. Review of the operation of the Fair Trading Program	-
February 13	1. Change in Director for voluntary compliance of Fair Trade 2. Investment increase of POSCO Group Academy	Approved Approved

Major Activities of Related Party Transaction Committee (March 13, 2014 ~ August 13, 2015)

Date	Agenda	Approval
May 12	1. Contribution to POSCO Educational Foundation	-
July 30	1. Review of operation of the Fair Trading Compliance Program for the first half of 2015	-

(e)	Major Activities of Executive Management Committee (January 1, 2015 ~ August 13, 2015)

Session	Date	Agenda	Approval
2015-1	January 26	1. Replacement of H2 production facility for COG refinement in Pohang Works 2. Replacement of Scarfer in Gwangyang Works 3. Disposal of Treasury Stocks as Employee Award	Approved Approved Approved
2015-2	March 17	1.The third renovation of #3 furnace in Pohang Works	Approved
2015-3	April 21

1. Increase capacity of Pohang non-oriented electrical steel

2. Replacement of old facilities in Pohang Works

3. Establishment of POSCO Vietnam and management plan

4. Disposal of Treasury Stocks as Employee Award

- Approved Approved Approved Approved
2015-4	May 19	1. Closure of Sharegholders Register for 2015 Interim Dividends	Approved
2015-5	June 16

1. Gas recovery and Recycle of the by-products from #3 Finex in Pohang Works

2. Replacement of epuipment of the wharf in Gwangyang Works

3. Plan for information system of Continuous Galvanizing Line in Thailand and Logistics

Apporved Apporved Approved
2015-6	July 21	1. Replacement of motor and drive at Gwangyang Works 2. Disposal of treasury stocks in order to award

40

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Il-Sup Sunwoo, Young Kim, Joo-Hyun	Satisfies the requirements stipulated in the Articles of Incorporation	Chairman - -

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2015 ~ August 13, 2015)

Session	Date	Agenda		Approval
2015-1	January 23	•	Report Agenda
		•	Assessment of the operations of the internal accounting control system for the fiscal year of 2014
		•	Reporting the consolidated internal control system for the fiscal year of 2014
		•	Audit plans for the fiscal year of 2015

41

Session	Date	Agenda		Approval
2015-2	February 13	•	Deliberation Agenda
		•	Approval of designation of the director for internal auditary department	Approved
		•	Assessment of the operations of the internal accounting control system for the fiscal year of 2014	Approved
		•	Internal audit result for the fiscal year of 2014 (Consolidated)	Approved
		•	Report Agenda
		•	External audit result for the fiscal year of 2014 (Consolidated)
2015-3	March 27	•	Deliberation Agenda
		•	Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved
2015-4	April 24	•	Report Agenda
		•	Audit report of Form 20-F for the fiscal year 2014
2015-5	May 12	•	Report Agenda
		•	Internal audit result for the first quarter of 2015 (Consolidated)
		•	External audit result for the first quarter of 2015 (Consolidated) and Audit result of Form 20-F for the fiscal year 2014
2015-6	July 30	•	Report Agenda
		•	Internal audit result for the first half of 2015 (Consolidated)
		•	External audit result for the first half of 2015 (Consolidated)
		•	Audit plan for the second half of 2015 and the result of internal audit for the first half of 2015
		•	Review of the designation standard of the external auditor

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

	(In millions KRW)
Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	1,408	239	7,000	—
Outside Director	4	135	28		—
Members of the Audit Committee	3	108	29		—
Total	12	1,651	116		—

Payment Period: January 1, 2015 ~ June 30, 2015

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

42

(2)	Individual remuneration amount

Name	Experience	Total Payment
-	-	—

* None reported since there was no individual remuneration exceeding 500 million KRW

(3)	List of Stock Options Presented to the Executives (As of June 30, 2015)

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

43

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of June 30, 2015, the condensed consolidated interim statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2015 and 2014, the condensed consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2015 and 2014 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2014, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 25, 2015, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2014, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

August 13, 2015

This report is effective as of August 13, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June 30, 2015 and December 31, 2014

(Unaudited)

(in millions of Won)	Notes	June 30, 2015		December 31, 2014
Assets

Cash and cash equivalents	21	~~W~~	4,208,728	3,811,202
Trade accounts and notes receivable, net	4,21,32		11,114,757	11,786,055
Other receivables, net	5,21,32		1,882,001	1,956,216
Other short-term financial assets	6,21		3,185,659	1,462,920
Inventories	7		9,343,886	10,471,330
Current income tax assets			32,255	36,147
Assets held for sale	8		666,038	2,127,087
Other current assets	14		970,078	976,425

Total current assets			31,403,402	32,627,382

Long-term trade accounts and notes receivable, net	4,21		83,252	79,336
Other receivables, net	5,21		1,008,314	1,144,160
Other long-term financial assets	6,21		2,392,702	2,455,900
Investments in associates and joint ventures	9		4,130,897	4,060,507
Investment property, net	11		1,093,882	1,055,592
Property, plant and equipment, net	12		34,924,446	35,241,195
Intangible assets, net	13		6,803,336	6,884,989
Deferred tax assets			1,154,928	1,195,563
Other long-term assets	14		641,537	507,549

Total non-current assets			52,233,294	52,624,791

Total assets		~~W~~	83,636,696	85,252,173

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2015 and December 31, 2014

(Unaudited)

(in millions of Won)	Notes	June 30, 2015		December 31, 2014
Liabilities

Trade accounts and notes payable	21,32	~~W~~	3,483,239	3,950,786
Short-term borrowings and current installments of long-term borrowings	4,15,21		13,847,631	12,195,484
Other payables	16,21,32		1,950,742	2,194,713
Other short-term financial liabilities	17,21		199,602	111,637
Current income tax liabilities			362,043	453,613
Liabilities of disposal group held for sale	8		7,484	590,982
Provisions	18		95,049	150,030
Other current liabilities	20		2,136,678	2,229,764

Total current liabilities			22,082,468	21,877,009

Long-term trade accounts and notes payable	21		74,424	88,469
Long-term borrowings, excluding current installments	15,21		13,937,659	15,232,773
Other payables	16,21		129,151	169,986
Other long-term financial liabilities	17,21		82,563	91,095
Defined benefit liabilities, net	19		366,044	290,325
Deferred tax liabilities			1,866,783	1,832,260
Long-term provisions	18,33		220,272	223,239
Other long-term liabilities	20		124,559	155,653

Total non-current liabilities			16,801,455	18,083,800

Total liabilities			38,883,923	39,960,809

Equity

Share capital	22		482,403	482,403
Capital surplus	22		1,081,673	1,083,718
Hybrid bonds	23		996,919	996,919
Reserves	24		(491,658)	(408,773)
Treasury shares	25		(1,534,365)	(1,534,457)
Retained earnings			40,977,336	40,967,558

Equity attributable to owners of the controlling company			41,512,308	41,587,368
Non-controlling interests	23		3,240,465	3,703,996

Total equity			44,752,773	45,291,364

Total liabilities and equity		~~W~~	83,636,696	85,252,173

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

For the three-month and six-month periods ended June 30, 2015 and 2014

(Unaudited)

		For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won, except per share information)	Notes	2015		2014	2015	2014
Revenue	32,35	~~W~~	15,189,492	16,703,572	30,290,403	32,143,700
Cost of sales	7,29,32		(13,468,091)	(14,890,994)	(26,771,402)	(28,643,151)

Gross profit			1,721,401	1,812,578	3,519,001	3,500,549

Selling and administrative expenses	26,29
Administrative expenses			(582,852)	(540,675)	(1,210,411)	(1,087,607)
Selling expenses			(452,205)	(432,792)	(891,005)	(842,568)

Operating profit			686,344	839,111	1,417,585	1,570,374

Share of profit (loss) of equity-accounted investees, net	9		23,877	(36,872)	(39,051)	(123,971)

Finance income and costs	21,27
Finance income			488,057	868,199	1,096,743	1,386,305
Finance costs			(747,286)	(708,260)	(1,478,207)	(1,361,889)

Other non-operating income and expenses	28
Other non-operating income			116,252	37,085	312,371	94,542
Other non-operating expenses	29		(263,733)	(278,929)	(401,826)	(576,953)

Profit before income tax			303,511	720,334	907,615	988,408
Income tax expense	30,35		(186,115)	(233,176)	(455,019)	(445,604)

Profit			117,396	487,158	452,596	542,804

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans	19		31,126	(25,610)	(23,436)	(41,096)
Items that are or may be reclassified subsequently to profit or loss :
Capital adjustment arising from investments in equity-accounted investees			49,914	(119,209)	(67,474)	(54,921)
Net changes in the unrealized fair value of available-for-sale investments	21		(37,346)	(89,932)	(26,650)	(294,389)
Foreign currency translation differences			60,388	(265,158)	4,524	(189,578)

Other comprehensive income (loss), net of tax			104,082	(499,909)	(113,036)	(579,984)

Total comprehensive income (loss)		~~W~~	221,478	(12,751)	339,560	(37,180)

Profit (loss) attributable to:
Owners of the controlling company		~~W~~	198,179	511,170	536,764	581,011
Non-controlling interests			(80,783)	(24,012)	(84,168)	(38,207)

Profit		~~W~~	117,396	487,158	452,596	542,804

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	291,557	66,220	429,185	41,240
Non-controlling interests			(70,079)	(78,971)	(89,625)	(78,420)

Total comprehensive income (loss)		~~W~~	221,478	(12,751)	339,560	(37,180)

Basic and diluted earnings per share (in Won)	31		2,374	6,304	6,506	7,077

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2015 and 2014

(Unaudited)

	Attributable to owners of the controlling company								Non- controlling interests	Total
(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Sub total
Balance as of January 1, 2014	~~W~~	482,403	1,078,266	996,919	(23,076)	(1,579,124)	41,090,649	42,046,037	3,775,993	45,822,030
Comprehensive income:
Profit		—	—	—	—	—	581,011	581,011	(38,207)	542,804
Other comprehensive income
Net changes in accumulated comprehensive income (loss) of investments in associates, net of tax		—	—	—	(43,194)	—	—	(43,194)	(11,727)	(54,921)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(297,023)	—	—	(297,023)	2,634	(294,389)
Foreign currency translation differences, net of tax		—	—	—	(160,283)	—	—	(160,283)	(29,295)	(189,578)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(39,271)	(39,271)	(1,825)	(41,096)

Total comprehensive income (loss)		—	—	—	(500,500)	—	541,740	41,240	(78,420)	(37,180)

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)	(30,886)	(509,588)
Changes in subsidiaries		—	—	—	—	—	—	—	5,249	5,249
Changes in ownership interests in subsidiaries		—	(3,843)	—	—	—	—	(3,843)	37,223	33,380
Interest of hybrid bonds		—	—	—	—	—	(21,572)	(21,572)	(13,982)	(35,554)
Disposal of treasury shares		—	48	—	—	131	—	179	—	179
Others		—	1,078	—	3,122	—	(2,196)	2,004	(9,820)	(7,816)

Total transactions with owners of the controlling company		—	(2,717)	—	3,122	131	(502,470)	(501,934)	(12,216)	(514,150)

Balance as of June 30, 2014	~~W~~	482,403	1,075,549	996,919	(520,454)	(1,578,993)	41,129,919	41,585,343	3,685,357	45,270,700

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2015 and 2014

(Unaudited)

	Attributable to owners of the controlling company								Non- controlling interests
(in millions of Won)	Share capital		Capital surplus	Hybrid bond	Reserves	Treasury shares	Retained earnings	Sub total		Total
Balance as of January 1, 2015	~~W~~	482,403	1,083,718	996,919	(408,773)	(1,534,457)	40,967,558	41,587,368	3,703,996	45,291,364
Comprehensive income:
Profit		—	—	—	—	—	536,764	536,764	(84,168)	452,596
Net changes in accumulated comprehensive income (loss) of investments in associates, net of tax		—	—	—	(69,692)	—	—	(69,692)	2,218	(67,474)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	—	(24,039)	—	—	(24,039)	(2,611)	(26,650)
Foreign currency translation differences, net of tax		—	—	—	9,694	—	—	9,694	(5,170)	4,524
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(23,542)	(23,542)	106	(23,436)

Total comprehensive income (loss)		—	—	—	(84,037)	—	513,222	429,185	(89,625)	339,560

Transactions with owners of the controlling company, Recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,959)	(479,959)	(32,410)	(512,369)
Interim dividends		—	—	—	—	—	—	—	(67,700)	(67,700)
Changes in subsidiaries		—	—	—	—	—	—	—	(282,217)	(282,217)
Changes in ownership interests in subsidiaries		—	(2,354)	—	—	—	—	(2,354)	21,499	19,145
Interest of hybrid bonds		—	—	—	—	—	(21,572)	(21,572)	(11,994)	(33,566)
Disposal of treasury shares		—	13	—	—	92	—	105	—	105
Others		—	296	—	1,152	—	(1,913)	(465)	(1,084)	(1,549)

Total transactions with owners of the controlling company		—	(2,045)	—	1,152	92	(503,444)	(504,245)	(373,906)	(878,151)

Balance as of June 30, 2015	~~W~~	482,403	1,081,673	996,919	(491,658)	(1,534,365)	40,977,336	41,512,308	3,240,465	44,752,773

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2015 and 2014

(Unaudited)

(in millions of Won)	Notes	June 30, 2015		June 30, 2014
Cash flows from operating activities
Profit		~~W~~	452,596	542,804
Adjustments for:
Depreciation			1,396,845	1,388,151
Amortization			186,497	159,249
Finance income			(546,448)	(758,731)
Finance costs			925,813	776,888
Income tax expense			455,019	445,604
Impairment loss of property, plant and equipment			71,908	4,865
Gain on disposal of property, plant and equipment			(14,819)	(3,928)
Loss on disposal of property, plant and equipment			58,263	19,700
Impairment loss of intangible assets			40,933	28,082
Share of loss of equity-accounted investees			39,051	123,971
Impairment loss of assets held for sale			23,417	—
Gain on disposal of assets held for sale			(219,180)	—
Cost for defined benefit plans			127,612	117,821
Bad debt expenses			117,040	100,447
Loss on valuation of inventories			97,600	45,309
Increase in provisions			27,158	152,238
Others, net			41,841	10,415

			2,828,550	2,610,081

Changes in operating assets and liabilities	34		1,076,817	(2,415,801)

Interest received			90,564	107,228
Interest paid			(421,272)	(431,948)
Dividends received			87,190	83,298
Income taxes paid			(440,389)	(416,641)

Net cash provided by operating activities		~~W~~	3,674,056	79,021

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2015 and 2014

(Unaudited)

(in millions of Won)	Notes	June 30, 2015		June 30, 2014
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(5,989,240)	(1,490,372)
Proceeds from disposal of short-term financial instruments			4,248,615	2,838,283
Increase in loans			(249,419)	(90,478)
Collection of loans			154,132	9,790
Acquisitions of available-for-sale investments			(63,136)	(39,019)
Proceeds from disposal of available-for-sale investments			112,615	6,599
Acquisitions of investments and joint ventures			(31,890)	(672,064)
Proceeds from disposal of investments in associates and joint ventures			3,958	134
Acquisition of investment property			(77,413)	(23)
Proceeds from disposal of investment property			—	20,871
Acquisitions of property, plant and equipment			(1,428,934)	(1,604,740)
Proceeds from disposal of property, plant and equipment			60,815	40,604
Acquisitions of intangible assets			(159,851)	(146,576)
Proceeds from disposal of intangible assets			5,696	6,573
Proceeds from disposal of assets held for sale			72,766	1,291
Cash paid in acquisition of business, net of cash acquired			—	(84)
Cash received from disposal of business, net of cash transferred			435,962	—
Others, net			(6,710)	(27,004)

Net cash used in investing activities			(2,912,034)	(1,146,215)

Cash flows from financing activities
Proceeds from borrowings			1,012,081	1,352,317
Repayment of borrowings			(1,118,369)	(3,190,831)
Proceeds from short-term borrowings, net			181,157	3,044,375
Payment of cash dividends			(656,648)	(509,682)
Payment of interest of hybrid bonds			(33,801)	(33,788)
Other, net			34,252	15,205

Net cash provided by (used in) financing activities			(581,328)	677,596

Effect of exchange rate fluctuation on cash held			9,937	(62,093)

Net increase (decrease) in cash and cash equivalents			190,631	(451,691)

Cash and cash equivalents at beginning of the period	8		4,022,137	4,208,562

Cash and cash equivalents at end of the period	8	~~W~~	4,212,768	3,756,871

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of June 30, 2015

(Unaudited)

1. General Information

General information about POSCO, its 46 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd. 181 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 99 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through six of its overseas liaison offices.

As of June 30, 2015, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

(b)	Consolidated subsidiaries acquired or reclassified during the six-month period ended June 30, 2015 are as follows:

Company	Date of acquisition	Ownership(%)	Reason
POSCO GROUP UNIVERSITY	February 2015	100.00	New establishment
POSCO India Ahmedabad Steel Processing Center Pvt.Ltd.	February 2015	100.00	New establishment
HOTEL LAONZENA CO., LTD	February 2015	100.00	New establishment
COINSA INGENIERIA Y PETROQUIMICA S.R.L	February 2015	50.00	New establishment
Miracle 4th Co., Ltd.	March 2015	—	Acquisition
PT.Krakatau Posco Social Enterprise	April 2015	100.00	New establishment
POSCO Vietnam Holdings Co., LTD.	May 2015	100.00	New establishment
Growth Ladder POSCO K-Growth Global Fund	May 2015	50.00	New establishment
2015 POSCO New technology II Fund	June 2015	25.00	New establishment

(c)	Subsidiaries that were excluded from consolidation during the six-month period ended June 30, 2015 are as follows:

Company	Date of disposal	Reason
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	March 2015	Reclassification to associates due to decline in ownership

Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	March 2015	Reclassification to associates due to decline in ownership

Cheonsa wind power	March 2015	Exclusion upon reclassification of parent company, ‘Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund’ to associates

Zeus(Cayman)	April 2015	Exclusion upon liquidation

POSFINE Co., Ltd.	April 2015	Disposal

PT. POSNESIA Stainless Steel Industry	April 2015	Exclusion upon liquidation

TECHREN Solar, LLC	May 2015	Disposal

New Altec Co., Ltd	May 2015	Disposal

POS-HiAL	June 2015	Loss of control due to administration by court

SUNGJIN CANADA LTD.	June 2015	Exclusion upon liquidation

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2014. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgements, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2014.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

The Company reports the significant valuation matters to the Audit Committee.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2	-	inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.

•	Level 3	-	inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2014. The accounting policy for emission rights below is also expected to be applied in the Company’s consolidated financial statements as of and for the year ending December 31, 2015.

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and are initially measured at cost and subsequent to initial recognition, are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligation for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession, and the unit price for such emission rights in the market as of the end of the reporting period.

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Trade accounts and notes receivable	~~W~~	10,223,768	10,814,600
Finance lease receivables		23,192	24,344
Unbilled due from customers for contract work		1,477,194	1,528,427
Less: Allowance for doubtful accounts		(609,397)	(581,316)

	~~W~~	11,114,757	11,786,055

Non-current
Trade accounts and notes receivable	~~W~~	77,630	60,583
Finance lease receivables		31,899	42,907
Less: Allowance for doubtful accounts		(26,277)	(24,154)

	~~W~~	83,252	79,336

The trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~1,737,981 million and ~~W~~2,030,342 million as of June 30, 2015 and December 31, 2014, respectively, and are included in bank borrowings (Note 15).

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

5. Other Receivables

Other receivables as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Short-term loans	~~W~~	536,302	254,108
Other accounts receivable		1,279,128	1,523,659
Accrued income		85,260	76,393
Deposits		76,734	58,384
Others		173,843	227,192
Less : Allowance for doubtful accounts		(269,266)	(183,520)

	~~W~~	1,882,001	1,956,216

Non-current
Long-term loans	~~W~~	856,853	960,652
Long-term other accounts receivable		138,924	158,018
Accrued income		1,580	1,533
Deposits		148,002	189,120
Less : Allowance for doubtful accounts		(137,045)	(165,163)

	~~W~~	1,008,314	1,144,160

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Derivatives assets held for trading	~~W~~	75,368	77,182
Available-for-sale securities		3,706	25,512
Current portion of held-to-maturity securities(bonds)		21,202	15,297
Short-term financial instruments(*1,2)		3,085,383	1,344,929

	~~W~~	3,185,659	1,462,920

Non-current
Derivatives assets held for trading(*3)	~~W~~	67,890	19,084
Available-for-sale securities(equity instruments)(*4,5)		2,166,928	2,294,244
Available-for-sale securities(bonds)		49,975	33,350
Available-for-sale securities(others)		64,430	67,135
Held-to-maturity securities(bonds)		2,240	1,796
Long-term financial instruments(*2)		41,239	40,291

	~~W~~	2,392,702	2,455,900

(*1)	As of June 30, 2015 and December 31, 2014, ~~W~~7,411 million and ~~W~~5,465 million, respectively, are restricted for the use in a government project.
(*2)	As of June 30, 2015 and December 31, 2014, financial instruments amounting to ~~W~~70,052 million and ~~W~~177,014 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	The Company assessed the values of its put option and earn-out consideration in relation to the residual equity upon the Company’s disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Co., Ltd). Accordingly, the Company has recognized derivatives assets amounting to ~~W~~44,734 million and ~~W~~1,620 million, respectively, as of June 30, 2015.
(*4)	During the six-month period ended June 30, 2015, there were objective evidences of impairment for listed equity securities such as Hyundai Heavy Industries Co., Ltd., and non-listed equity securities such as Dongbu Metal Co., Ltd and others due to the significant decline in the fair value of the shares or the continuous decline for a prolonged period. As a result, an impairment loss of ~~W~~63,440 million was recognized in profit or loss during the six-month period ended June 30, 2015.
(*5)	As of June 30, 2015 and December 31, 2014, ~~W~~166,226 million and ~~W~~173,632 million of available-for-sale securities, respectively, have been provided as collateral for construction projects and borrowings.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

7. Inventories

Inventories as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Finished goods	~~W~~	1,564,525	1,647,331
Merchandise		850,645	902,347
Semi-finished goods		1,553,851	1,654,556
Raw materials		2,259,451	2,334,992
Fuel and materials		798,133	759,193
Construction inventories		820,195	1,129,370
Materials-in-transit		1,622,831	2,109,207
Others		88,364	96,274

		9,557,995	10,633,270
Less: Allowance for inventories valuation		(214,109)	(161,940)

	~~W~~	9,343,886	10,471,330

The amounts of loss on valuation of inventories recognized within cost of sales during the six-month period ended June 30, 2015 and the year ended December 31, 2014 were ~~W~~97,600 million and ~~W~~41,713 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

8. Assets Held for Sale

Details of assets held for sale as of June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015				December 31, 2014
(in millions of Won)	The controlling company(*1,2,6)		Subsidiaries (*3,4,5,6)	Total	The controlling company(*1,6)	Subsidiaries (*5,6,7,8,9)	Total
Assets
Cash and cash equivalents(*10)	~~W~~	—	4,040	4,040	—	210,934	210,934
Trade accounts and notes receivable and other receivables		—	2,156	2,156	—	90,811	90,811
Other financial assets		582,525	3	582,528	580,062	21,028	601,090
Inventories		—	14	14	—	289,716	289,716
Investment property		—	2,276	2,276	—	22,067	22,067
Property, plant and equipment		34,587	38,655	73,242	2,672	895,391	898,063
Other assets		—	1,782	1,782	—	14,406	14,406

	~~W~~	617,112	48,926	666,038	582,734	1,544,353	2,127,087

Liabilities
Trade accounts and notes payable and other payables	~~W~~	—	5,968	5,968	—	225,403	225,403
Borrowings		—	—	—	—	330,059	330,059
Other liabilities		—	1,516	1,516	—	35,520	35,520

	~~W~~	—	7,484	7,484	—	590,982	590,982

(*1)	During the year ended December 31, 2014, the Company determined to dispose of its equity interests in Nacional Minerios S.A. in exchange for equity interests in the new entity as Nacional Minerios S.A. (which was an available-for-sale investment of the Company) entered into a merger agreement with another entity through share exchange. The merger transaction was approved by the Company’s Board of Directors on December 12, 2014. Accordingly, the Company classified its investment in Nacional Minerios S.A. as assets held for sale. The Company has recognized ~~W~~11,996 million of impairment loss on Nacional Minerios S.A for the six-month period ended June 30, 2015 since the fair value less cost to sell was below carrying amount.
(*2)	The Company determined to make a contribution of 1 FINEX facilities in kind after inception of joint venture, and has signed in MOA with Mideast Integrated Steel Ltd. in India. The Company has classified the relating facilities of ~~W~~25,892 million as assets held for sale.
(*3)	The Company determined to dispose of the shares in Poreka Co., Ltd., a subsidiary of the Company, to COMM.TOGETHER Co., LTD., and entered into a disposal contract on June 11, 2015. Accordingly, the Company classified the accompanying assets and liabilities of the subsidiary as assets and liabilities held for sale during the six-month period ended June 30, 2015.
(*4)	SPFC Co., Ltd., a subsidiary of the Company, determined to dispose of its department located in Gunsan, and classified the assets and liabilities of the accompanying department as assets and liabilities held for sale. The Company entered into a disposal contract with DONG MYUNG Co., Ltd. on July 16, 2015, and recognized ~~W~~11,118 million of impairment loss since the fair value less cost to sell was below carrying amount.
(*5)	POSCO M-TECH, a subsidiary of the Company, determined to dispose of its rare metal department and some of its assets in the Molybdenum factory in Yeongwol, and classified them as assets held for sale.
(*6)	The controlling company and subsidiaries of the Company (POSCO-VIETNAM Co., Ltd., PONUTech Co.,Ltd. and POSCO ICT) determined to dispose of certain tangible assets including land and disused facilities and classified them as assets held for sale.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(*7)	The Company determined to dispose of 52.2% of its shares in SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Co., Ltd) to SeAH Besteel Corp. and classified the accompanying investment in the subsidiary as assets and liabilities held for sale during the year ended December 31, 2014. Disposal of the assets held for sale was completed during the six-month period ended June 30, 2015, and the Company recognized ~~W~~161,579 million of gain on disposal of asset held for sale.
(*8)	The Company determined to dispose of the shares in POSFINE Co., Ltd., a subsidiary of the Company, to Hahn & Company PRIVATE EQUITY FUND No.1, and classified the accompanying investment in the subsidiary as assets and liabilities held for sale during the year ended December 31, 2014. Disposal of the assets and liabilities held for sale was completed during the six-month period ended June 30, 2015, and the Company recognized ~~W~~38,839 million of gain on disposal of assets held for sale.
(*9)	Daewoo International Corporation, a subsidiary of the Company, determined to dispose its Daewoo Department Store located in Masan and classified the assets and liabilities of the accompanying department as assets and liabilities held for sale. Disposal of the assets held for sale was completed during the six-month period ended June 30, 2015, and the Company recognized ~~W~~121 million of gain on disposal of assets held for sale.
(*10)	Cash and cash equivalents classified as assets held for sale are included in the beginning and ending balance of statement of cash flows for the six-month period ended June 30, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015						December 31, 2014
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	178,565	28.70	~~W~~	178,566	~~W~~	176,332	176,899
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.) (*1,2,4)	7,190,000	19.94		159,978		163,641	—
SNNC Co., Ltd.	18,130,000	49.00		90,650		129,744	131,671
QSONE Co., Ltd.	200,000	50.00		84,395		84,010	83,849
Incheon-Gimpo Highway Co., Ltd (*3)	9,032,539	24.17		45,163		42,985	43,045
UITrans LRT co., Ltd. (*3)	4,762,293	38.19		23,811		33,033	30,098
BLUE OCEAN private Equity Fund	333	27.52		33,300		32,268	31,439
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd. (*3)	2,008,000	25.10		10,040		14,783	19,801
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund (*4)	13,125,000	12.50		13,125		12,304	12,268
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	11,000,000	35.13		11,000		9,992	—
KONES, Corp.	3,250,000	41.67		6,893		5,935	5,430
Others (32 companies) (*3)						61,357	33,511

						766,384	568,011

[Foreign]
Eureka Moly LLC	—	20.00		240,123		231,410	228,004
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04		150,779		200,518	172,805
7623704 Canada Inc. (*4)	114,452,000	10.40		124,341		131,658	117,100
Nickel Mining Company SAS	3,234,698	49.00		157,585		89,050	107,408
AES-VCM Mong Duong Power Company Limited	—	30.00		74,161		99,619	93,021
AMCI (WA) PTY LTD.	49	49.00		209,664		80,154	88,050
KOREA LNG LTD.	2,400	20.00		135,205		76,805	72,089
CAML RESOURCES PTY LTD.	3,239	33.34		40,388		33,620	38,240
NCR LLC	—	29.41		32,348		33,933	32,598
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00		9,517		21,464	21,032
PT. Batutua Tembaga Raya	128,285	24.10		14,785		14,659	14,653
PT. Wampu Electric Power (*3)	8,400,000	20.00		9,684		7,721	7,611
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00		4,723		7,372	6,969
Others (24 companies) (*3)						54,424	59,210

						1,082,407	1,058,790

					~~W~~	1,848,791	1,626,801

(*1)	During the six-month period ended June 30, 2015, the Company disposed of 52.2% of shares in SeAH Changwon Integrated Special Steel Corp. (formerly, POSCO Specialty Steel Co., Ltd), which resulted in the Company’s loss of control, and the Company classified the remaining investment as investment in an associate, which was initially recognized at its fair value based on the external valuation report.
(*2)	During the six-month period ended June 30, 2015, POSCO Specialty Steel Co., Ltd changed its corporate name to SeAH Changwon Integrated Special Steel Corp.
(*3)	As of June 30, 2015, investment in associates amounting to ~~W~~99,353 million is provided as collateral related to associates’ borrowings.
(*4)	As of June 30, 2015, it was classified as an associate in spite of less than 20% of ownership percentage since the Company is determined to have significant influence over the investee when considering its structure of the Board of Directors.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(b)	Details of investments in joint ventures as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015						December 31, 2014
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBOND TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	109,954	112,837
POSCO ES MATERIALS	1,000,000	50.00		43,000		37,763	38,021

						147,717	150,858

[Foreign]
Roy Hill Holdings Pty Ltd. (*1)	13,117,972	12.50		1,528,672		1,193,040	1,268,678
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		365,454	357,874
CSP-Compania Siderurgica do Pecem	827,771,230	20.00		469,891		205,635	260,906
DMSA, AMSA (*2)	—	4.00		193,182		154,818	165,094
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		101,070	98,893
KOBRASCO	2,010,719,185	50.00		32,950		75,332	99,787
Others (11 companies)						39,040	31,616

						2,134,389	2,282,848

					~~W~~	2,282,106	2,433,706

(*1)	As of June 30, 2015 and December 31, 2014, the entire investment in the joint venture is provided as collateral in relation to loans from project financing of the joint venture.
(*2)	As of June 30, 2015 and December 31, 2014, the entire investment in the joint venture is provided as collateral for the joint venture’s guarantees.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

1)	For the six-month period ended June 30, 2015

(in millions of Won)
Company	December 31, 2014 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease) (*1)	June 30, 2015 Book value
[Domestic]
EQP POSCO Global NO 1 Natural Resources PEF	~~W~~	176,899	—	—	(567)	—	176,332
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		—	159,978	—	3,670	(7)	163,641
SNNC Co., Ltd.		131,671	—	—	(1,927)	—	129,744
QSONE Co., Ltd.		83,849	—	—	161	—	84,010
Incheon-Gimpo Highway Co., Ltd		43,045	—	—	(199)	139	42,985
UITrans LRT co., Ltd.		30,098	1,833	—	1,160	(58)	33,033
BLUE OCEAN private Equity Fund		31,439	—	—	2,086	(1,257)	32,268
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		19,801	—	—	(5,018)	—	14,783
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		12,268	—	—	36	—	12,304
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		—	11,000	—	(1,080)	72	9,992
KONES, Corp.		5,430	—	—	505	—	5,935
POSCO MITSUBISHI CARBOND TECHNOLOGY		112,837	—	—	(2,883)	—	109,954
POSCO ES MATERIALS		38,021	—	—	(237)	(21)	37,763
Others (32 companies)		33,511	27,873	—	1,963	(1,990)	61,357

		718,869	200,684	—	(2,330)	(3,122)	914,101

[Foreign]
Eureka Moly LLC		228,004	—	—	(968)	4,374	231,410
South-East Asia Gas Pipeline Company Ltd.		172,805	—	—	23,255	4,458	200,518
7623704 Canada Inc.		117,100	—	(52)	11,669	2,941	131,658
Nickel Mining Company SAS		107,408	—	—	(11,449)	(6,909)	89,050
AES-VCM Mong Duong Power Company Limited		93,021	—	—	1,798	4,800	99,619
AMCI (WA) PTY LTD.		88,050	—	—	(4,331)	(3,565)	80,154
KOREA LNG LTD.		72,089	—	(7,791)	7,830	4,677	76,805
CAML RESOURCES PTY LTD.		38,240	—	—	(1,592)	(3,028)	33,620
NCR LLC		32,598	—	—	(5)	1,340	33,933
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		21,032	—	—	(82)	514	21,464
PT. Batutua Tembaga Raya		14,653	—	—	—	6	14,659
PT. Wampu Electric Power		7,611	656	—	(703)	157	7,721
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,969	—	—	198	205	7,372
Roy Hill Holdings Pty Ltd.		1,268,678	—	—	(33,397)	(42,241)	1,193,040
POSCO-NPS Niobium LLC		357,874	—	(6,427)	5,909	8,098	365,454
CSP - Compania Siderurgica do Pecem		260,906	—	—	(33,107)	(22,164)	205,635
DMSA/AMSA		165,094	—	—	(13,760)	3,484	154,818
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		98,893	—	—	190	1,987	101,070
KOBRASCO		99,787	—	(24,380)	12,799	(12,874)	75,332
Others (35 companies)		90,826	1,528	(1,666)	(975)	3,751	93,464

		3,341,638	2,184	(40,316)	(36,721)	(49,989)	3,216,796

	~~W~~	4,060,507	202,868	(40,316)	(39,051)	(53,111)	4,130,897

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	For the year ended December 31, 2014

(in millions of Won)
Company	December 31, 2013 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease) (*1)	December 31, 2014 Book value
[Domestic]
EQP POSCO Global NO 1 Natural Resources PEF	~~W~~	177,563	—	—	(664)	—	176,899
SNNC Co., Ltd.		123,969	—	(5,149)	13,873	(1,022)	131,671
QSONE Co., Ltd.		84,096	—	—	(247)	—	83,849
Incheon-Gimpo Highway Co., Ltd		37,759	8,331	—	(340)	(2,705)	43,045
UITrans LRT co., Ltd.		19,185	2,330	—	8,583	—	30,098
BLUE OCEAN private Equity Fund		29,391	—	—	2,193	(145)	31,439
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		23,733	—	—	(3,714)	(218)	19,801
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		6,685	6,113	—	(530)	—	12,268
KONES, Corp.		5,784	—	—	(378)	24	5,430
POSCO MITSUBISHI CARBOND TECHNOLOGY		115,708	—	—	(2,835)	(36)	112,837
POSCO ES MATERIALS		40,386	—	—	(2,229)	(136)	38,021
POSCO PLANTEC Co., Ltd.		234,203	25,356	—	(210,616)	(48,943)	—
Others (32 companies)		57,757	12,875	—	(24,638)	(12,483)	33,511

		956,219	55,005	(5,149)	(221,542)	(65,664)	718,869

[Foreign]
Eureka Moly LLC		217,513	—	—	(37)	10,528	228,004
South-East Asia Gas Pipeline Company Ltd.		140,202	—	—	25,638	6,965	172,805
7623704 Canada Inc.		119,516	—	(5,505)	(1,678)	4,767	117,100
Nickel Mining Company SAS		135,178	—	—	(17,391)	(10,379)	107,408
AES-VCM Mong Duong Power Company Limited		81,436	—	—	(3,845)	15,430	93,021
AMCI (WA) PTY LTD.		98,467	—	—	(6,477)	(3,940)	88,050
KOREA LNG LTD.		64,453	—	(18,668)	18,613	7,691	72,089
CAML RESOURCES PTY LTD.		43,820	—	—	(2,191)	(3,389)	38,240
NCR LLC		30,496	—	—	(3,984)	6,086	32,598
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		20,600	—	(352)	378	406	21,032
PT. Batutua Tembaga Raya		—	14,785	—	—	(132)	14,653
PT. Wampu Electric Power		7,237	—	—	134	240	7,611
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,083	—	—	679	207	6,969
Roy Hill Holdings Pty Ltd.		825,901	530,492	—	(14,783)	(72,932)	1,268,678
POSCO-NPS Niobium LLC		343,590	—	(16,414)	16,370	14,328	357,874
CSP - Compania Siderurgica do Pecem		263,419	75,966	—	(57,127)	(21,352)	260,906
DMSA/AMSA		180,355	—	—	(21,793)	6,532	165,094
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		96,309	—	—	943	1,641	98,893
KOBRASCO		95,233	—	(18,429)	30,356	(7,373)	99,787
Others (35 companies)		82,666	50,605	(2,708)	(42,156)	2,419	90,826

		2,852,474	671,848	(62,076)	(78,351)	(42,257)	3,341,638

	~~W~~	3,808,693	726,853	(67,225)	(299,893)	(107,921)	4,060,507

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(d) Summarized financial information of associates and joint ventures as of and for the six-month period ended June 30, 2015 and as of and for the year ended December 31, 2014 is as follows:

1)	June 30, 2015

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	615,112	1,032	614,080	—	(1,989)
SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,254,147	539,702	714,445	541,686	9,932
SNNC Co., Ltd.		840,776	555,957	284,819	278,695	(13,532)
QSONE Co.,Ltd.		249,542	81,521	168,021	6,069	322
Incheon-Gimpo Highway Co., Ltd		512,665	336,840	175,825	—	(788)
UITrans LRT co., Ltd.		208,695	152,757	55,938	—	(415)
BLUE OCEAN private Equity Fund		376,501	259,250	117,251	305,172	7,578
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		220,614	193,360	27,254	7,716	(19,992)
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		99,907	1,477	98,430	1,944	284
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		46,808	13,099	33,709	—	(3,338)
KONES, Corp.		3,319	1,505	1,814	2,022	1,214
POSCO MITSUBISHI CARBOND TECHNOLOGY		434,036	251,728	182,308	—	(4,804)
POSCO ES MATERIALS		72,387	28,417	43,970	10,861	(475)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,080,830	1,280,047	800,783	232,357	92,869
7623704 Canada Inc.		1,278,099	2	1,278,097	—	125,647
Nickel Mining Company SAS		424,046	188,044	236,002	65,849	(13,292)
KOREA LNG LTD.		402,453	76	402,377	40,198	39,151
CAML RESOURCES PTY LTD.		148,679	37,646	111,033	88,002	(4,775)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		140,369	71,659	68,710	66,205	(279)
PT. Batutua Tembaga Raya		203,512	188,682	14,830	—	—
PT. Wampu Electric Power		168,398	132,895	35,503	6,203	(3,516)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		65,183	36,373	28,810	34,174	674
Roy Hill Holdings Pty Ltd.		8,475,432	5,501,729	2,973,703	—	(267,177)
POSCO-NPS Niobium LLC		730,706	—	730,706	—	11,817
CSP - Compania Siderurgica do Pecem		3,871,854	2,623,800	1,248,054	—	(145,524)
DMSA/AMSA		8,979,157	6,166,016	2,813,141	403,448	(269,181)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		653,872	277,206	376,666	513,427	756
KOBRASCO		193,285	42,621	150,664	39,217	37,747

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	December 31, 2014

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO 1 Natural Resources PEF	~~W~~	621,960	1,044	620,916	—	(576)
SNNC Co., Ltd.		826,597	528,246	298,351	345,836	41,117
QSONE Co., Ltd.		247,590	79,891	167,699	13,674	(603)
Incheon-Gimpo Highway Co., Ltd		337,639	172,464	165,175	—	(1,148)
UITrans LRT co., Ltd.		169,574	117,996	51,578	—	(887)
BLUE OCEAN private Equity Fund		361,810	247,573	114,237	574,476	8,489
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		256,207	208,960	47,247	5,240	(14,798)
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		100,063	1,917	98,146	1,932	(4,238)
KONES, Corp.		3,756	3,155	601	7,269	(907)
POSCO MITSUBISHI CARBOND TECHNOLOGY		405,387	218,275	187,112	—	(4,725)
POSCO ES MATERIALS		64,088	19,602	44,486	13,403	(4,459)

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		1,997,068	1,306,957	690,111	353,439	102,385
7623704 Canada Inc.		1,138,126	4	1,138,122	—	(612)
Nickel Mining Company SAS		410,230	140,860	269,370	133,975	(24,800)
KOREA LNG LTD.		393,581	45	393,536	94,936	93,067
CAML RESOURCES PTY LTD.		159,281	38,591	120,690	172,093	(6,570)
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		148,077	80,538	67,539	186,733	1,112
PT. Batutua Tembaga Raya		100,142	151,591	(51,449)	1,309	(2,110)
PT. Wampu Electric Power		172,950	138,012	34,938	43,184	670
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		66,097	38,572	27,525	80,059	2,636
Roy Hill Holdings Pty Ltd.		6,809,416	3,431,438	3,377,978	—	(118,264)
POSCO-NPS Niobium LLC		715,546	—	715,546	—	32,741
CSP - Compania Siderurgica do Pecem		3,060,008	1,467,004	1,593,004	—	(90,649)
DMSA/AMSA		8,938,860	5,918,665	3,020,195	695,505	(544,837)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		816,813	448,854	367,959	1,290,490	3,771
KOBRASCO		234,595	35,021	199,574	99,677	60,712

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of June 30, 2015 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development	51.00	Myanmar
Offshore midstream	Mine development	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Actos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
Intergra Coal J/V	Mine development	2.35	Australia
RUM J/V	Mine development	10.00	Australia
Camberwell Coal J/V	Mine development	8.39	Australia

11. Investment Property, Net

Changes in the carrying value of investment property for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

(a)	For the six-month period ended June 30, 2015

(in millions of Won)	Beginning		Acquisitions	Business combination	Depreciation	Others(*1)	Ending
Land	~~W~~	415,512	2,665	5,964	—	(82,771)	341,370
Buildings		591,647	50,046	26,750	(12,469)	56,671	712,645
Structures		2,060	—	—	(118)	725	2,667
Construction-in-progress		46,373	8,209	—	—	(17,382)	37,200

	~~W~~	1,055,592	60,920	32,714	(12,587)	(42,757)	1,093,882

(*1)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

(b)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	161,502	97,883	13	(20,500)	—	176,614	415,512
Buildings		239,193	195,722	208	(19,212)	(12,858)	188,594	591,647
Structures		3,599	—	—	—	(413)	(1,126)	2,060
Construction-in-progress		20,935	112,998	—	—	—	(87,560)	46,373

	~~W~~	425,229	406,603	221	(39,712)	(13,271)	276,522	1,055,592

(*1)	Impairment losses of investment property amounting to ~~W~~23 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

(a)	For the six-month period ended June 30, 2015

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others(*2)	Ending
Land	~~W~~	2,801,288	33,080	12,520	(26,878)	(1,517)	(73,525)	2,744,968
Buildings		5,359,324	8,402	56,156	(15,415)	(164,866)	24,354	5,267,955
Structures		3,030,163	21,833	—	(2,377)	(106,950)	65,851	3,008,520
Machinery and equipment		21,199,885	90,244	301	(54,915)	(1,106,988)	1,371,573	21,500,100
Vehicles		56,695	6,684	—	(534)	(9,101)	1,824	55,568
Tools		64,069	13,344	1,714	(455)	(15,278)	9,079	72,473
Furniture and fixtures		143,782	17,538	1,497	(393)	(30,559)	7,972	139,837
Capital lease assets		80,081	58	157	(22)	(5,257)	21,273	96,290
Construction-in-progress		2,505,908	1,148,958	—	(3,269)	(15,650)	(1,597,212)	2,038,735

	~~W~~	35,241,195	1,340,141	72,345	(104,258)	(1,456,166)	(168,811)	34,924,446

(*1)	Impairment losses of property, plant and equipment amounting to ~~W~~71,908 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

(b)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation (*1)	Others(*2)	Ending
Land	~~W~~	2,708,010	92,645	146,755	(10,410)	(1,839)	(133,873)	2,801,288
Buildings		4,888,835	97,701	72,483	(18,968)	(372,445)	691,718	5,359,324
Structures		2,784,587	42,341	15,525	(3,517)	(223,487)	414,714	3,030,163
Machinery and equipment		19,442,836	372,448	26,998	(45,777)	(2,194,014)	3,597,394	21,199,885
Vehicles		51,033	17,665	614	(2,136)	(20,166)	9,685	56,695
Tools		62,853	29,351	4,210	(578)	(33,480)	1,713	64,069
Furniture and fixtures		173,152	41,113	1,599	(2,291)	(70,938)	1,147	143,782
Capital lease assets		100,524	2,710	—	(31)	(29,825)	6,703	80,081
Construction-in-progress		5,548,289	2,804,568	19,156	(14,088)	—	(5,852,017)	2,505,908

	~~W~~	35,760,119	3,500,542	287,340	(97,796)	(2,946,194)	(1,262,816)	35,241,195

(*1)	Impairment losses of property, plant and equipment amounting to ~~W~~64,833 million are included.
(*2)	Includes reclassifications for changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying value of goodwill and other intangible assets for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

(a)	For the six-month period ended June 30, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,795,144	—	—	—	(37,531)	(8,581)	1,749,032
Intellectual property rights		2,762,679	74,919	—	(86,238)	—	(5,003)	2,746,357
Premium in rental(*1)		130,942	7,060	(5,462)	(121)	(5)	2,663	135,077
Development expense		168,746	3,306	—	(28,667)	(3,034)	5,120	145,471
Port facilities usage rights		156,444	—	—	(4,600)	—	—	151,844
Exploration and evaluation assets		92,459	45,854	—	—	—	(47)	138,266
Customer relationships		641,625	—	—	(26,427)	—	(376)	614,822
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		597,545	33,105	(3,287)	(40,444)	(363)	(3,494)	583,062

	~~W~~	6,884,989	164,244	(8,749)	(186,497)	(40,933)	(9,718)	6,803,336

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Includes translation adjustment and reclassifications.

(b)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Amortization	Impairment loss	Others(*3)	Ending
Goodwill(*1)	~~W~~	1,615,938	—	187,285	—	—	(11,297)	3,218	1,795,144
Intellectual property rights		1,474,859	199,850	32	(218)	(143,548)	(27,720)	1,259,424	2,762,679
Premium in rental(*2)		131,267	8,775	1,661	(4,484)	(265)	(2,609)	(3,403)	130,942
Development expense		61,102	18,032	2,659	(3,484)	(56,453)	(9,366)	156,256	168,746
Port facilities usage rights		167,111	433	—	—	(12,462)	—	1,362	156,444
Exploration and evaluation assets		359,748	32,191	—	—	—	(718)	(298,762)	92,459
Mining development assets		968,191	1,484	—	—	—	—	(969,675)	—
Customer relationships		692,880	—	—	—	(53,969)	—	2,714	641,625
Power generation permit(*4)		—	—	539,405	—	—	—	—	539,405
Other intangible assets(*5)		458,744	262,076	88,808	(665)	(77,243)	(717)	(133,458)	597,545

	~~W~~	5,929,840	522,841	819,850	(8,851)	(343,940)	(52,427)	17,676	6,884,989

(*1)	During the year ended December 31, 2014, goodwill arising from business combination amounting to ~~W~~180,418 million were included in relation to the acquisition of POSCO Plantec Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.
(*4)	POSCO ENERGY CO., LTD. recognized power generation permit amounting to ~~W~~539,405 million in relation to operation permit for electricity business when acquiring POSPOWER CO., Ltd.
(*5)	During the year ended December 31, 2014, POSCO ENGINEERING & CONSTRUCTION., LTD. recognized other intangible assets amounting to ~~W~~169,000 million in relation to project financing agreements on the Urban Development Project in Gaepo-dong, Seoul.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

14. Other Assets

Other current assets and other long-term assets as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Advance payment	~~W~~	842,255	845,114
Prepaid expenses		125,150	129,914
Others		2,673	1,397

	~~W~~	970,078	976,425

Non-current
Long-term advance payment	~~W~~	3,402	3,454
Long-term prepaid expenses		399,037	243,933
Others(*1)		239,098	260,162

	~~W~~	641,537	507,549

(*1)	As of June 30, 2015 and December 31, 2014, the Company recognized tax assets amounting to ~~W~~124,982 million and ~~W~~132,060 million, respectively, in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 based on the Company’s best estimate of the tax amounts to be paid when the result of the Company’s appeal is finalized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)
	Bank	Interest (%)	June 30, 2015		December 31, 2014
Short-term borrowings
Bank overdrafts	Bank of America and others	0.3~5.6	~~W~~	212,278	105,673
Short-term borrowings	HSBC Bank and others	0.1~11.5		9,413,299	9,138,804

				9,625,577	9,244,477

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.5~8.5		1,267,639	1,159,090
Current portion of foreign loan(*1)	NATIXIS	2.0		394	418
Current portion of debentures	Korean Development Bank and others	1.3~5.7		2,955,080	1,793,252
Less : Current portion of discount on debentures issued				(1,059)	(1,753)

				4,222,054	2,951,007

			~~W~~	13,847,631	12,195,484

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(b)	Long-term borrowings, excluding current portion as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)
	Bank	Interest (%)	June 30, 2015		December 31, 2014
Long-term borrowings	Export-Import Bank of Korea and others	0.4~9.8	~~W~~	7,142,308	7,359,773
Less : Present value discount				(93,211)	(109,949)
Foreign loan(*1)	NATIXIS	2.0		395	627
Bonds	Korean Development Bank and others	0.9~6.3		6,911,673	8,009,547
Less : Discount on debentures issued				(23,506)	(27,225)

			~~W~~	13,937,659	15,232,773

(*1)	Korea Development Bank has provided guarantees related to the foreign loan.

(c)	Property, plant and equipment, trade accounts and notes receivable, financial assets, available-for-sale financial assets, inventories and other assets amounting to ~~W~~6,360,096 million, ~~W~~20,550 million (one hundred seven sheets of notes receivable), ~~W~~42,063 million, ~~W~~6,852 million, ~~W~~369,980 million and ~~W~~157,034 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

16. Other Payables

Other payables as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Accounts payable	~~W~~	831,251	1,082,676
Accrued expenses		720,188	740,250
Dividend payable		12,116	12,077
Finance lease liabilities		25,063	21,888
Withholdings		362,124	337,822

	~~W~~	1,950,742	2,194,713

Non-current
Accounts payable	~~W~~	59,369	81,344
Accrued expenses		24,444	25,886
Finance lease liabilities		18,047	24,815
Long-term withholdings		27,291	37,941

	~~W~~	129,151	169,986

17. Other Financial Liabilities

Other financial liabilities as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Derivatives liabilities(*1)	~~W~~	128,499	84,146
Financial guarantee liabilities		71,103	27,491

	~~W~~	199,602	111,637

Non-current
Derivatives liabilities	~~W~~	62,250	64,926
Financial guarantee liabilities		20,313	26,169

	~~W~~	82,563	91,095

(*1)	The Company assessed the values of the call option of SeAH Besteel Corp. in relation to the residual equity held by the Company upon the disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Co., Ltd). Accordingly, the Company has recognized derivatives liabilities amounting to ~~W~~16,710 million as of June 30, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

18. Provisions

(a)	Provisions as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015			December 31, 2014
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	40,774	—	49,505	—
Provision for construction warranties		13,710	62,031	16,352	63,996
Provision for legal contingencies and claims(*1)		—	50,559	—	50,424
Provision for restoration(*2)		23,438	24,694	39,336	35,462
Others (*3,4)		17,127	82,988	44,837	73,357

	~~W~~	95,049	220,272	150,030	223,239

(*1)	The Company recognized probable outflow of resources amounting to ~~W~~44,227 million and ~~W~~44,309 million as provisions for legal contingencies and asserted claims in relation to lawsuits against the Company as of June 30, 2015 and December 31, 2014, respectively.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of the currently available technologies and materials to recover the land. In addition, the Company has applied a discount rate of 2.64% to measure present value of these costs.
(*3)	During the six-month period ended June 30, 2015 and the year ended December 31, 2014, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~41,850 million and ~~W~~31,577 million of provisions for warranties, respectively, for the service contract on fuel cell based on its best estimate of probable outflow of resources.
(*4)	As of June 30, 2015 and December 31, 2014, the amount includes a provision of ~~W~~23,600 million for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development projects of POSCO ENGINEERING & CONSTRUCTION Co., Ltd.

(b)	Changes in provisions for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

1)	For the six-month period ended June 30, 2015

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	49,505	23,290	(30,902)	(1,020)	(99)	40,774
Provision for construction warranties		80,348	11,636	(9,504)	(1,355)	(5,384)	75,741
Provision for legal contingencies and claims		50,424	1,566	—	—	(1,431)	50,559
Provision for restoration		74,798	2,131	(28,898)	—	101	48,132
Others		118,194	16,963	(31,014)	(3,783)	(245)	100,115

	~~W~~	373,269	55,586	(100,318)	(6,158)	(7,058)	315,321

(*1)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	52,377	45,071	(46,761)	(1,646)	464	49,505
Provision for construction warranties		55,696	34,410	(15,719)	(4,677)	10,638	80,348
Provision for legal contingencies and claims		30,330	15,289	—	(7,716)	12,521	50,424
Provision for restoration		4,385	89,565	(19,328)	—	176	74,798
Others		110,813	282,406	(258,571)	(19,523)	3,069	118,194

	~~W~~	253,601	466,741	(340,379)	(33,562)	26,868	373,269

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

(in millions of Won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2015		2014	2015	2014
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	6,152	5,812	13,026	11,553

(b)	Defined benefit plan

1)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Present value of funded obligations	~~W~~	1,775,940	1,713,074
Fair value of plan assets		(1,418,780)	(1,427,918)
Present value of non-funded obligations		8,884	5,169

Net defined benefit liabilities	~~W~~	366,044	290,325

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Defined benefit obligation at the beginning of period	~~W~~	1,718,243	1,520,643
Current service costs		124,479	230,445
Interest costs		24,255	54,737
Remeasurement		29,981	85,166
Business combinations		—	48,695
Benefits paid		(114,644)	(160,792)
Others		2,510	(60,651)

Defined benefit obligation at the end of period	~~W~~	1,784,824	1,718,243

3)	Changes in fair value of plan assets for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Fair value of plan assets at the beginning of period	~~W~~	1,427,918	1,247,483
Interest on plan assets		21,122	47,296
Remeasurement of plan assets		(2,511)	(11,236)
Contributions to plan assets		64,444	273,867
Business combinations		—	30,863
Benefits paid		(86,854)	(109,352)
Others		(5,339)	(51,003)

Fair value of plan assets at the end of period	~~W~~	1,418,780	1,427,918

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the six-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Current service costs	~~W~~	58,747	56,720	124,479	113,938
Net interest costs		1,693	2,083	3,133	3,883

	~~W~~	60,440	58,803	127,612	117,821

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

20. Other Liabilities

Other liabilities as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Other current liabilities
Due to customers for contract work	~~W~~	982,963	1,041,946
Advances received		766,675	763,168
Unearned revenue		17,881	21,627
Withholdings		182,143	167,002
Others (*1)		187,016	236,021

	~~W~~	2,136,678	2,229,764

Other long-term liabilities
Advances received	~~W~~	71,547	108,496
Unearned revenue		970	1,170
Others (*1)		52,042	45,987

	~~W~~	124,559	155,653

(*1)	Includes other current liabilities amounting to ~~W~~168,648 million, ~~W~~214,731 million and other long-term liabilities amounting to ~~W~~9,084 million and ~~W~~8,819 million as of June 30, 2015 and December, 31 2014, respectively, due to proportionate consolidation of joint operations which are owned by POSCO’s subsidiaries.

21. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Financial assets at fair value through profit or loss Derivatives assets held for trading	~~W~~	143,258	96,266
Available-for-sale financial assets		2,285,039	2,420,241
Held-to-maturity investments		23,442	17,093
Loans and receivables		20,993,223	19,501,763

	~~W~~	23,444,962	22,035,363

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	Financial liabilities as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	~~W~~	190,749	149,072

Financial liabilities measured at amortized cost
Trade accounts payable		3,557,663	4,039,255
Borrowings		27,785,290	27,428,257
Financial guarantee liabilities		91,416	53,660
Others		2,008,422	2,101,354

		33,442,791	33,622,526

	~~W~~	33,633,540	33,771,598

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2015 and 2014 were as follows:

①	June 30, 2015

	Finance income and costs
(in millions of Won)	Interest income (cost)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	72,851	—	142,976	—	—	215,827	—
Available-for-sale financial assets		1,449	—	—	57,760	(63,440)	47,007	42,776	(26,650)
Held-to-maturity investments		216	—	—	—	—	18	234	—
Loans and receivables		103,989	—	98,736	(8,177)	—	(84)	194,464	—
Financial liabilities at fair value through profit or loss		—	(62,920)	—	(108,440)	—	—	(171,360)	—
Financial liabilities at amortized cost		(424,401)	—	(185,437)	—	—	(53,567)	(663,405)	—

	~~W~~	(318,747)	9,931	(86,701)	84,119	(63,440)	(6,626)	(381,464)	(26,650)

②	June 30, 2014

	Finance income and costs
(in millions of Won)	Interest income (cost)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	130,430	—	137,775	—	—	268,205	—
Available-for-sale financial assets		43	—	—	119,192	(13,884)	37,662	143,013	(294,389)
Held-to-maturity investments		21	—	—	—	—	37	58	—
Loans and receivables		114,174	—	(195,085)	(10,243)	—	(66)	(91,220)	—
Financial liabilities at fair value through profit or loss		—	(109,754)	—	(131,756)	—	—	(241,510)	—
Financial liabilities at amortized cost		(406,139)	—	379,245	(17,631)	—	(9,605)	(54,130)	—

	~~W~~	(291,901)	20,676	184,160	97,337	(13,884)	28,028	24,416	(294,389)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2015 and 2014 were as follows:

①	June 30, 2015

(in millions of Won)	Finance income and costs
	Interest income (cost)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	7,815	—	64,660	—	—	72,475	—
Available-for-sale financial assets		796	—	—	55,206	(38,904)	9,035	26,133	(37,346)
Held-to-maturity investments		99	—	—	—	—	9	108	—
Loans and receivables		40,187	—	123,814	(4,235)	—	(44)	159,722	—
Financial liabilities at fair value through profit or loss		—	(875)	—	(58,261)	—	—	(59,136)	—
Financial liabilities at amortized cost		(210,057)	—	(201,514)	—	—	(46,960)	(458,531)	—

	~~W~~	(168,975)	6,940	(77,700)	57,370	(38,904)	(37,960)	(259,229)	(37,346)

②	June 30, 2014

(in millions of Won)	Finance income and costs
	Interest income (cost)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income (loss)
Financial assets at fair value through profit or loss	~~W~~	—	107,611	—	92,873	—	—	200,484	—
Available-for-sale financial assets		(21)	—	—	110,487	(12,306)	8,215	106,375	(89,932)
Held-to-maturity investments		11	—	—	—	—	15	26	—
Loans and receivables		53,233	—	(329,056)	(5,140)	—	(29)	(280,992)	—
Financial liabilities at fair value through profit or loss		—	(131,327)	—	(94,593)	—	—	(225,920)	—
Financial liabilities at amortized cost		(226,321)	—	612,150	(19,131)	—	(6,732)	359,966	—

	~~W~~	(173,098)	(23,716)	283,094	84,496	(12,306)	1,469	159,939	(89,932)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015			December 31, 2014
	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,909,302	1,909,302	1,963,289	1,963,289
Derivatives assets held for trading(*2)		143,258	143,258	96,266	96,266

		2,052,560	2,052,560	2,059,555	2,059,555

Assets measured amortized cost(*3)
Cash and cash equivalents		4,208,728	4,208,728	3,811,202	3,811,202
Trade accounts and notes receivable, net		11,198,009	11,198,009	11,865,391	11,865,391
Loans and other receivables, net		5,586,486	5,586,486	3,825,170	3,825,170
Held-to-maturity investments		23,442	23,442	17,093	17,093

		21,016,665	21,016,665	19,518,856	19,518,856

Liabilities measured at fair value
Derivatives liabilities held for trading(*2)		190,749	190,749	149,072	149,072
Liabilities measured amortized cost(*3)
Trade accounts and notes payable		3,557,663	3,557,663	4,039,255	4,039,255
Borrowings		27,785,290	28,199,284	27,428,257	27,756,615
Financial guarantee liabilities		91,416	91,416	53,660	53,660
Others		2,008,422	2,008,422	2,101,354	2,101,354

	~~W~~	33,442,791	33,856,785	33,622,526	33,950,884

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rate. The book value of available-for-sale financial assets accounted for at cost is not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-Scholes model, binominal lattice model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of June 30, 2015 and December 31, 2014 are as follows:

①	June 30, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,712,566	—	196,736	1,909,302
Derivatives assets held for trading		—	96,904	46,354	143,258

	~~W~~	1,712,566	96,904	243,090	2,052,560

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	174,039	16,710	190,749

②	December 31, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,808,384	—	154,905	1,963,289
Derivatives assets held for trading		—	96,266	—	96,266

	~~W~~	1,808,384	96,266	154,905	2,059,555

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	149,072	—	149,072

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of June 30, 2015 and December 31, 2014 are as follows:

(Share, in Won)	June 30, 2015		December 31, 2014
Authorized shares	~~W~~	200,000,000	200,000,000
Par value		5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2015, total shares of ADRs of 54,029,300 are equivalent to 13,507,325 of common stock.
(*2)	As of June 30, 2015, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,804	783,791
Other capital surplus		(165,956)	(163,898)

	~~W~~	1,081,673	1,083,718

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	June 30, 2015		December 31, 2014
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of June 30, 2015 is as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2018-06-12 : 4.3%

reset every 5 years as follows;

· After 5 years : return on government bond (5 years) + 1.3%

· After 10 years : additionally +0.25% according to Step-up clauses

· After 25 years : additionally +0.75%

Issue date ~ 2023-06-12 : 4.6%

reset every 10 years as follows;

· After 10 years : return on government bond (10 years) + 1.4%

· After 10 years : additionally +0.25% according to Step-up clauses

· After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of June 30, 2015 amounts to ~~W~~2,133 million.

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds during the year ended December 31, 2014, the entire amount of which is classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	June 30, 2015		December 31, 2014
Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	~~W~~	165,000	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				~~W~~	498,468	498,468

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(*1)	Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of June 30, 2015 are as follows :

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2018-08-29 : 4.66%

reset every 5 years as follows;

· After 5 years : return on government bond (5 years) + 1.39%

· After 10 years : additionally +0.25% according to Step-up clauses

· After 30 years : additionally +0.75%

Issue date ~ 2018-08-29 : 4.72%

reset every 5 years as follows;

· After 5 years : return on government bond (5 years) + 1.45%

· After 10 years : additionally +0.25% according to Step-up clauses

· After 30 years : additionally +0.75%

Issue date ~ 2018-08-29 : 5.21%

reset every 5 years as follows;

· After 5 years : return on government bond (5 years) + 1.55%

· After 10 years : additionally +0.25% according to Step-up clauses

· After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 5 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of June 30, 2015 amounts to ~~W~~1,996 million.

24. Reserves

Reserves as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(414,634)	(344,942)
Changes in the unrealized fair value of available-for-sale investments		120,753	144,783
Currency translation differences		(178,046)	(187,740)
Others		(19,731)	(20,874)

	~~W~~	(491,658)	(408,773)

25. Treasury Shares

As of June 30, 2015, the Company holds 7,193,377 shares of treasury stock for price stabilization in accordance with the Board of Directors’ resolution.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

26. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Wages and salaries	~~W~~	194,883	180,611	408,613	376,445
Expenses related to defined benefit plan		13,733	15,621	44,084	33,682
Other employee benefits		49,880	39,594	110,578	81,965
Travel		12,829	12,887	23,985	23,655
Depreciation		22,835	29,027	56,954	53,246
Amortization		30,869	53,563	82,710	98,080
Communication		3,809	3,330	6,955	6,886
Electric power		2,917	2,138	5,638	6,515
Taxes and public dues		22,638	15,209	42,434	28,459
Rental		35,620	34,656	69,081	70,003
Repairs		4,041	3,202	6,649	6,075
Entertainment		3,534	3,607	7,989	8,085
Advertising		23,634	26,264	45,390	51,296
Research & development		30,808	36,456	55,630	71,705
Service fees		74,695	48,504	153,108	99,458
Supplies		3,531	2,436	6,119	4,884
Vehicles maintenance		3,192	3,176	6,203	6,034
Industry association fee		4,656	2,704	8,287	8,050
Training		7,000	429	9,319	3,506
Conference		4,250	3,985	8,786	8,221
Warranty expense		2,581	4,018	6,427	9,166
Bad debt allowance		27,850	13,747	34,445	19,509
Others		3,067	5,511	11,027	12,682

	~~W~~	582,852	540,675	1,210,411	1,087,607

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Freight and custody expenses	~~W~~	405,471	382,005	804,633	745,967
Operating expenses for distribution center		3,009	2,586	5,701	5,303
Sales commissions		17,252	18,454	31,888	36,080
Sales advertising		564	607	1,122	898
Sales promotion		5,626	5,733	10,407	10,733
Sample		569	692	1,320	1,564
Sales insurance premium		7,904	9,503	15,776	19,680
Contract cost		7,912	11,352	14,862	17,564
Others		3,898	1,860	5,296	4,779

	~~W~~	452,205	432,792	891,005	842,568

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

27. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Finance income
Interest income	~~W~~	41,083	53,223	105,654	114,238
Dividend income		9,035	8,215	47,007	37,662
Gain on foreign currency transactions		194,933	290,650	404,595	483,263
Gain on foreign currency translations		98,357	268,532	239,307	372,385
Gain on derivatives transactions		67,456	92,955	145,689	144,666
Gain on valuations of derivatives		13,907	38,911	87,845	108,084
Gain on disposals of available-for-sale investment		55,484	110,568	58,048	119,402
Others		7,802	5,145	8,598	6,605

	~~W~~	488,057	868,199	1,096,743	1,386,305

Finance costs
Interest expenses	~~W~~	210,058	226,321	424,401	406,139
Loss on foreign currency transactions		213,407	215,506	422,060	430,452
Loss on foreign currency translations		157,583	60,582	308,543	241,036
Loss on derivatives transactions		61,057	94,719	111,153	138,689
Loss on valuation of derivatives		6,967	66,583	77,914	90,206
Impairment loss on available-for-sale investment		38,904	12,306	63,440	13,884
Others		59,310	32,243	70,696	41,483

	~~W~~	747,286	708,260	1,478,207	1,361,889

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

28. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	55,971	—	219,180	—
Gain on disposals of investment in subsidiaries, associates and joint ventures		6,378	314	6,435	7,978
Gain on disposals of property, plant and equipment		7,961	2,539	14,819	3,928
Gain on disposals of intangible assets		196	255	465	255
Premium income		1,761	424	6,749	459
Grant income		285	663	461	1,061
Others		43,700	32,890	64,262	80,861

	~~W~~	116,252	37,085	312,371	94,542

Other non-operating expenses
Impairment losses on assets held for sale	~~W~~	11,421	—	23,417	—
Loss on disposals of investment in subsidiaries, associates and joint ventures		11,549	—	11,549	—
Loss on disposals of property, plant and equipment		46,878	11,109	58,263	19,700
Impairment losses on property, plant and equipment		61,906	3,112	71,908	4,865
Loss on disposals of intangible assets		3,284	294	3,885	309
Impairment losses on intangible assets		40,921	27,329	40,933	28,082
Other bad debt expenses		47,066	18,568	83,040	80,938
Donations		8,354	14,232	24,930	34,074
Idle tangible assets expenses		3,336	884	7,481	1,772
Contribution to provisions		(1,447)	111,665	6,598	111,665
Others(*1)		30,465	91,736	69,822	295,548

	~~W~~	263,733	278,929	401,826	576,953

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ~~W~~178,640 million, primarily related to VAT, in the six-month period ended June 30, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

29. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows (excluding finance costs and income tax expense):

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Changes in inventories	~~W~~	1,551,221	2,870,507	3,576,313	5,196,136
Cost of merchandises sold		6,551,767	7,853,275	13,570,393	15,054,084
Employee benefits expenses		783,853	735,821	1,628,322	1,558,861
Outsourced processing cost		2,170,622	2,333,814	4,412,555	4,774,631
Electricity expenses		324,320	360,330	651,989	707,930
Depreciation expenses(*1)		675,986	707,229	1,396,845	1,388,151
Amortization expenses		91,407	81,990	186,497	159,249
Freight and custody expenses		405,471	382,005	804,633	745,967
Sales commissions		17,252	18,454	31,888	36,080
Loss on disposals of property, plant and equipment		46,878	11,109	58,263	19,700
Impairment losses on property, plant and equipment		61,906	3,112	71,908	4,865
Loss on disposals of intangible assets		3,284	294	3,885	309
Impairment losses on intangible assets		40,921	27,329	40,933	28,082
Donations		8,354	14,232	24,930	34,074
Other expenses		2,033,639	743,889	2,815,290	1,442,160

	~~W~~	14,766,881	16,143,390	29,274,644	31,150,279

(*1)	Includes depreciation expense of investment property.

30. Income Taxes

The effective tax rate of the Company for the six-month periods ended June 30, 2015 and 2014 was 50.13% and 45.08%, respectively. The effective tax rate for the six-month period ended June 30, 2015 was higher than the statutory tax rate of 24% for the controlling company mainly due to the increase in deferred tax liabilities related to the controlling company’s investment in POSCO ENGINEERING & CONSTRUCTION., LTD. as a result of changes in management’s expectations on repatriation of the investment and the effect of deductible temporary difference in the Company’s investments in subsidiaries and associates, for which no deferred tax assets are recognized due to the expectations on repatriation of the investments. Effective tax rate for the six-month period ended June 30, 2014 is higher than the statutory tax rate of 24% for the controlling company due to the effect of additional income tax payment due to tax investigation and non-deductible expense primarily related to additional VAT payment (Note 28) and the effect of deductible temporary difference in the Company’s investments in subsidiaries and associates, for which no deferred tax assets are recognized due to the expectations on repatriation of the investments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

31. Earnings per Share

(a)	Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in Won except per share information)	2015		2014	2015	2014
Profit attributable to controlling interest	~~W~~	198,179,216,537	511,169,853,485	536,763,585,499	581,011,149,458
Interests of hybrid bonds		(8,240,301,971)	(8,240,301,971)	(16,351,402,838)	(16,351,402,838)

		189,938,914,566	502,929,551,514	520,412,182,661	564,659,746,620
Weighted-average number of common shares outstanding(*1)		79,993,372	79,784,165	79,993,215	79,783,960

Basic and diluted earnings per share	~~W~~	2,374	6,304	6,506	7,077

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(Share)	2015		2014	2015	2014
Total number of common shares issued	~~W~~	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares		(7,193,463)	(7,402,670)	(7,193,620)	(7,402,875)

Weighted-average number of common shares outstanding	~~W~~	79,993,372	79,784,165	79,993,215	79,783,960

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2015 and 2014, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

32. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2015 and 2014 were as follows:

1)	For the six-month period ended June 30, 2015

	Sales and others(*1)			Purchase and others(*2)
(in millions of Won)	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	2,027	90	19	291,361	1,822	29,336
POSCO Processing & Service		534,281	—	246,883	—	—	1,632
POSCO COATED & COLOR STEEL Co., Ltd.		198,400	—	—	—	5,698	54
POSCO ICT(*4)		680	4	—	84,512	14,669	88,429
eNtoB Corporation		—	—	146,452	2,396	53	10,464
POSCO CHEMTECH		245,830	17,633	259,499	6,182	150,021	499
POSCO ENERGY CO., LTD.		96,177	615	—	—	—	13
POSCO TMC Co., Ltd.		123,016	—	—	—	666	634
POSCO AST		199,145	3	4,115	—	19,271	109
POSHIMETAL Co., Ltd.		6,517	75	82,124	—	—	33
Daewoo International Corporation		1,782,130	34,341	26,749	—	—	769
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)(*5)		2,811	176,904	8,239	—	515	75
POSCO PLANTEC CO., LTD		3,981	25	1,735	64,492	10,460	10,922
POSCO Thainox Public Company Limited		139,818	10	3,300	—	—	25
PT. KRAKATAU POSCO		—	—	115,557	—	—	—
POSCO America Corporation		336,072	7	—	—	—	85
POSCO Canada Ltd.		—	—	64,024	—	—	—
POSCO Asia Co., Ltd.		921,709	579	125,255	—	95	237
Qingdao Pohang Stainless Steel Co., Ltd.		80,851	—	—	—	—	46
POSCO JAPAN Co., Ltd.		507,507	9,383	11,934	1,674	—	519
POSCO MEXICO S.A. DE C.V.		132,429	153	—	—	—	—
POSCO Maharashtra Steel Private Limited		207,938	—	—	—	—	—
Others		462,894	10,125	120,512	45,174	106,843	46,262

		5,984,213	249,947	1,216,397	495,791	310,113	190,143

Associates and joint ventures(*3)
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)(*5)		1,653	—	2,672	—	229	1
SNNC		1,205	283	212,142	—	—	—
CSP - Compania Siderurgica do Pecem(*6)		3,358	537	—	—	—	—
Others		19,541	30,862	28,295	—	—	—

		25,757	31,682	243,109	—	229	1

	~~W~~	6,009,970	281,629	1,459,506	495,791	310,342	190,144

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of June 30, 2015, the Company provided guarantees to related parties (Note 33).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	It is reclassified from subsidiary to associate.
(*6)	It has borrowed loans of ~~W~~67,664 million from the Company during the six-month period ended June 30, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	For the six-month period ended June 30, 2014

	Sales and others			Purchase and others
(in millions of Won)	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	6,631	16,674	—	590,485	3,260	12,519
POSCO Processing & Service		518,057	8,578	473,808	—	—	261
POSCO COATED & COLOR STEEL Co., Ltd.		228,638	1	—	—	5,270	66
POSCO ICT		607	2,490	—	98,062	12,685	79,974
eNtoB Corporation		—	—	122,887	1,679	35	9,064
POSCO CHEMTECH		267,799	15,434	252,731	2,748	152,698	557
POSCO M-TECH		95	16	63,612	890	101,477	4,511
POSCO ENERGY CO., LTD.		84,605	598	—	2,263	—	20
POSCO TMC Co., Ltd.		115,404	—	—	—	528	764
POSCO AST		266,677	—	4,836	—	32,579	851
POSHIMETAL Co., Ltd.		5,267	2,313	80,988	—	—	—
Daewoo International Corporation		1,707,132	20,605	70,065	—	—	1,656
POSCO America Corporation		362,592	2	—	—	—	179
POSCO Canada Ltd.		—	—	82,489	—	—	—
POSCO Asia Co., Ltd.		1,010,153	53	96,937	—	8,881	668
Qingdao Pohang Stainless Steel Co., Ltd.		34,895	2	—	—	—	—
POSCO JAPAN Co., Ltd.		719,380	—	6,362	459	3	447
POSCO MEXICO S.A. DE C.V.		136,055	775	—	—	—	—
POSCO Maharashtra Steel Private Limited		111,783	581	—	—	—	—
Others		463,482	8,618	110,652	25,678	16,971	58,292

		6,039,252	76,740	1,365,367	722,264	334,387	169,829

Associates and joint ventures
SNNC		2,043	5,273	163,758	—	—	5
POSCO PLANTEC CO., LTD		8,400	24	1,500	37,355	6,347	2,658
Others(*1)		14,138	29,466	32,599	—	—	—

		24,581	34,763	197,857	37,355	6,347	2,663

	~~W~~	6,063,833	111,503	1,563,224	759,619	340,734	172,492

(*1)	The Company collected loans of ~~W~~158 million from LLP POSUK Titanium during the six-month period ended June 30, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended June 30, 2015 and 2014 were as follows:

1)	For the three-month period ended June 30, 2015

	Sales and others			Purchase and others
(in millions of Won)	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	1,102	26	—	133,824	536	7,331
POSCO Processing & Service		254,405	—	102,440	—	—	325
POSCO COATED & COLOR STEEL Co., Ltd.		96,959	—	—	—	2,431	30
POSCO ICT		386	—	—	49,262	7,234	43,976
eNtoB Corporation		—	—	68,462	1,869	27	4,914
POSCO CHEMTECH		117,465	5,833	126,055	4,449	75,237	127
POSCO ENERGY CO., LTD.		48,575	313	—	—	—	—
POSCO TMC Co., Ltd.		68,482	—	—	—	407	355
POSCO AST		94,030	—	1,340	—	10,399	74
POSHIMETAL Co., Ltd.		3,346	41	44,991	—	—	—
Daewoo International Corporation		884,194	6	15,036	—	—	769
POSCO PLANTEC CO., LTD		1,608	7	857	36,665	4,834	5,267
POSCO Thainox Public Company Limited		67,861	—	1,431	—	—	25
PT. KRAKATAU POSCO		—	—	31,921	—	—	—
POSCO America Corporation		160,145	7	—	—	—	49
POSCO Canada Ltd.		—	—	31,027	—	—	—
POSCO Asia Co., Ltd.		456,563	579	74,436	—	95	145
Qingdao Pohang Stainless Steel Co., Ltd.		44,122	—	—	—	—	46
POSCO JAPAN Co., Ltd.		241,267	—	6,711	717	—	250
POSCO MEXICO S.A. DE C.V.		54,686	1	—	—	—	—
POSCO Maharashtra Steel Private Limited		105,543	—	—	—	—	—
Others		235,743	4,782	58,141	19,975	53,429	22,481

		2,936,482	11,595	562,848	246,761	154,629	86,164

Associates and joint ventures
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,653	—	2,672	—	229	1
SNNC		567	77	114,966	—	—	—
CSP - Compania Siderurgica do Pecem		—	537	—	—	—	—
Others		11,112	24,433	13,982	—	—	—

		13,332	25,047	131,620	—	229	1

	~~W~~	2,949,814	36,642	694,468	246,761	154,858	86,165

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	For the three-month period ended June 30, 2014

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	5,126	91	—	162,999	1,170	1,547
POSCO Processing & Service		262,753	—	213,359	—	—	155
POSCO COATED & COLOR STEEL Co., Ltd.		105,886	1	—	—	2,841	36
POSCO ICT		380	2,486	—	22,978	6,420	42,509
eNtoB Corporation		—	—	64,674	1,019	22	3,814
POSCO CHEMTECH		138,227	10,493	120,529	1,298	76,782	171
POSCO M-TECH		75	16	26,642	397	51,051	4,455
POSCO ENERGY CO., LTD.		48,472	299	—	671	—	—
POSCO TMC Co., Ltd.		65,517	—	—	—	251	343
POSCO AST		134,277	—	3,114	—	17,681	601
POSHIMETAL Co., Ltd.		2,258	1,128	40,541	—	—	—
Daewoo International Corporation		816,532	1	22,988	—	—	104
POSCO America Corporation		192,983	—	—	—	—	174
POSCO Canada Ltd.		—	—	35,119	—	—	—
POSCO Asia Co., Ltd.		495,611	30	56,743	—	7,502	589
Qingdao Pohang Stainless Steel Co., Ltd.		20,811	2	—	—	—	—
POSCO JAPAN Co., Ltd.		358,272	—	4,087	459	3	250
POSCO MEXICO S.A. DE C.V.		74,931	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		47,316	367	—	—	—	—
Others		224,810	8,421	56,717	21,109	7,733	35,151

		2,994,237	23,335	644,513	210,930	171,456	89,899

Associates and joint ventures
SNNC		1,480	5,210	75,512	—	—	—
POSCO PLANTEC CO., LTD		5,580	6	928	23,972	3,387	1,944
Others(*1)		7,959	29,465	15,986	—	—	—

		15,019	34,681	92,426	23,972	3,387	1,944

	~~W~~	3,009,256	58,016	736,939	234,902	174,843	91,843

(*1)	The Company collected loans of ~~W~~210 million from LLP POSUK Titanium during the three-month period ended June, 30, 2014.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of June 30, 2015 and December 31, 2014 are as follows:

1)	June 30, 2015

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	94	40,205	40,299	—	23,345	720	24,065
POSCO Processing & Service		78,867	84	78,951	4,309	89	—	4,398
POSCO COATED & COLOR STEEL Co., Ltd.		79,538	32	79,570	—	5	1,220	1,225
POSCO ICT		—	44	44	914	56,216	2,581	59,711
eNtoB Corporation		—	—	—	8,737	12,961	13	21,711
POSCO CHEMTECH		41,814	5,008	46,822	57,395	12,127	19,338	88,860
POSCO ENERGY CO., LTD.		18,286	1,338	19,624	—	—	1,945	1,945
POSCO TMC Co., Ltd.		66,357	15	66,372	—	10	215	225
POSCO AST		60,773	27	60,800	—	2,449	3,855	6,304
POSHIMETAL Co., Ltd.		—	2,484	2,484	—	16,427	—	16,427
Daewoo International Corporation		151,078	1,068	152,146	6,514	—	—	6,514
POSCO PLANTEC CO.,LTD		1,636	8	1,644	2,217	20,106	12	22,335
POSCO Thainox Public Company Limited		67,860	—	67,860	—	—	—	—
POSCO America Corporation		46,449	—	46,449	—	—	—	—
POSCO Asia Co., Ltd.		149,247	593	149,840	24,274	39	—	24,313
Qingdao Pohang Stainless Steel Co., Ltd.		30,423	—	30,423	—	—	—	—
POSCO MEXICO S.A. DE C.V.		79,684	31	79,715	—	—	—	—
POSCO Maharashtra Steel Private Limited		298,469	958	299,427	—	—	—	—
Others		152,820	3,328	156,148	10,963	25,260	26,291	62,514

		1,323,395	55,223	1,378,618	115,323	169,034	56,190	340,547

Associates and joint ventures
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,326	—	1,326	1,074	21	2	1,097
SNNC		222	35	257	30,822	—	—	30,822
CSP - Compania Siderurgica do Pecem(*1)		—	71,354	71,354	—	—	—	—
Others		337	12,202	12,539	—	—	—	—

		1,885	83,591	85,476	31,896	21	2	31,919

	~~W~~	1,325,280	138,814	1,464,094	147,219	169,055	56,192	372,466

(*1)	Others include loans of ~~W~~67,664 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	December 31, 2014

	Receivables				Payables
(in millions of Won)	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	42	71,967	72,009	—	41,878	—	41,878
POSCO Processing & Service		94,790	92	94,882	15,202	867	—	16,069
POSCO COATED & COLOR STEEL Co., Ltd.		69,314	67	69,381	—	5	1,936	1,941
POSCO ICT		13	103	116	920	70,823	5,425	77,168
eNtoB Corporation		—	—	—	12,564	28,432	43	41,039
POSCO CHEMTECH		49,456	4,283	53,739	57,610	9,890	17,864	85,364
POSCO ENERGY CO., LTD.		17,326	2,809	20,135	—	—	1,962	1,962
POSCO TMC Co., Ltd.		27,429	30	27,459	—	117	115	232
POSCO AST		44,281	54	44,335	—	2,458	3,364	5,822
POSHIMETAL Co., Ltd.		1,269	14	1,283	—	12,846	—	12,846
Daewoo International Corporation		164,029	3,178	167,207	8	210	1	219
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		822	201,823	202,645	4,800	140	184	5,124
POSCO America Corporation		57,164	—	57,164	—	1,511	—	1,511
POSCO Canada Ltd.		—	—	—	—	4,534	—	4,534
POSCO Asia Co., Ltd.		197,104	221	197,325	10,995	—	—	10,995
Qingdao Pohang Stainless Steel Co., Ltd.		14,748	41	14,789	—	—	—	—
POSCO JAPAN Co., Ltd.		42,692	89	42,781	344	1,552	—	1,896
POSCO MEXICO S.A. DE C.V.		96,800	—	96,800	—	—	—	—
POSCO Maharashtra Steel Private Limited		364,899	7,714	372,613	—	—	—	—
Others		140,282	58,769	199,051	15,150	68,965	29,076	113,191

		1,382,460	351,254	1,733,714	117,593	244,228	59,970	421,791

Associates and joint ventures
SNNC		219	125	344	7,017	—	—	7,017
LLP POSUK Titanium(*1)		—	4,235	4,235	—	—	—	—
Others		258	18	276	1,396	—	—	1,396

		477	4,378	4,855	8,413	—	—	8,413

	~~W~~	1,382,937	355,632	1,738,569	126,006	244,228	59,970	430,204

(*1)	Others include loans of ~~W~~4,235 million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(d)	Significant transactions with related companies, excluding the controlling company, for the six-month periods ended June 30, 2015 and 2014 were as follows:

1)	For the six-month period ended June 30, 2015

(in millions of Won)	Sales and others			Purchases and others		Finance transaction(*1)
	Sales		Others	Purchase of material	Others	Loan (Collection)
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	~~W~~	16,087	—	19,001	1,982	—
New Songdo International City Development, LLC		248,012	—	—	85	—
SNNC		12,137	38	—	52,455	—
Posco e&c Songdo International Building		3,121	—	—	12,784	—
VSC POSCO Steel Corporation		13,054	—	2,071	2	(2,024)
USS-POSCO Industries		198,760	—	436	—	—
CSP - Compania Siderurgica do Pecem		472,177	—	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		44,499	—	43,069	—	254
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	11,874	—	—
POS-SEAHSTEELWIRE(TIANJIN)CO.,Ltd		5,521	—	—	—	112
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		15,487	—	—	—	249
Zhangjiagang Pohang Refractories Co., Ltd.		472	8	11,601	637	—
Sebang Steel		—	—	16,063	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		90,686	—	3,040	3,189	—
DMSA/AMSA		7	4,530	—	—	11,875
South-East Asia Gas Pipeline Company Ltd.		—	14,597	—	—	(5,996)
Others		114,324	702	5,794	2,334	(189)

	~~W~~	1,234,344	19,875	112,949	73,468	4,281

(*1)	Mainly includes the transactions between Daewoo International Corporation and POSCO Investment Co., Ltd. and related companies.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	For the six-month period ended June 30, 2014

(in millions of Won)	Sales and others			Purchases and others		Finance transaction
	Sales		Others	Purchase of material	Others	Loan (Collection)
New Songdo International City Development, LLC	~~W~~	239,121	—	—	14	—
SNNC		79,334	441	—	—	—
Posco e&c Songdo International Building		3,106	—	—	11,750	—
POSCO PLANTEC CO.,LTD		9,957	2	2,695	73,972	—
VSC POSCO Steel Corporation		286	—	8,379	—	(50)
USS-POSCO Industries		251,291	—	2,164	—	—
Nickel Mining Company SAS		3,381	—	—	—	15,216
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		17,081	—	—	—	(2,045)
CSP - Compania Siderurgica do Pecem		898,264	—	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		74,531	—	59,727	—	(417)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		26,150	—	—	—	(491)
Zhangjiagang Pohang Refractories Co., Ltd.		450	—	11,497	1,381	—
Sebang Steel		—	—	26,568	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		88,603	—	—	9,513	—
DMSA/AMSA		—	3,374	—	—	10,070
South-East Asia Gas Pipeline Company Ltd.		—	13,090	—	—	15,876
Others		84,637	2,334	18,824	2,056	(15,788)

	~~W~~	1,776,192	19,241	129,854	98,686	22,371

Sales and others, purchases and others, and finance transactions for the year ended December 31, 2014 amounted to ~~W~~3,330,435 million, ~~W~~408,214 million and ~~W~~102,447 million, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(e)	Significant transactions with related companies, excluding the controlling company, for the three-month periods ended June 30, 2015 and 2014 were as follows:

1)	For the three-month period ended June 30, 2015

	Sales and others			Purchases and others		Finance transaction
(in millions of Won)	Sales		Others	Purchase of material	Others	Loan (Collection)
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	~~W~~	16,087	—	19,001	1,982	—
New Songdo International City Development, LLC		139,830	—	—	64	—
SNNC		3,529	—	—	5,618	—
Posco e&c Songdo International Building		1,568	—	—	6,401	—
VSC POSCO Steel Corporation		10,417	—	874	—	—
USS-POSCO Industries		78,362	—	364	—	—
CSP - Compania Siderurgica do Pecem		214,432	—	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,652	—	38,156	—	195
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	9,217	—	—
POS-SEAH STEEL WIRE(TIANJIN) CO., Ltd		2,587	—	—	—	86
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,316	—	—	—	191
Zhangjiagang Pohang Refractories Co., Ltd.		167	1	5,991	637	—
Sebang Steel		—	—	6,771	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		32,300	—	3,040	3,189	—
DMSA/AMSA		—	4,530	—	—	11,133
South-East Asia Gas Pipeline Company Ltd.		—	7,206	—	—	1,822
Others		105,650	141	5,693	1,489	(3,106)

	~~W~~	632,897	11,878	89,107	19,380	10,321

2)	For the three-month period ended June 30, 2014

	Sales and others			Purchases and others		Finance transaction
(in millions of Won)	Sales		Others	Purchase of material	Others	Loan (Collection)
New Songdo International City Development, LLC	~~W~~	149,476	—	—	14	—
SNNC		44,324	—	—	—	—
Posco e&c Songdo International Building		1,553	—	—	5,874	—
POSCO PLANTEC CO., LTD		4,871	—	2,671	22,504	—
VSC POSCO Steel Corporation		22	—	3,067	—	(414)
USS-POSCO Industries		123,451	—	999	—	—
Nickel Mining Company SAS		3,357	—	—	—	7,734
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		3,916	—	—	—	(2,720)
CSP - Compania Siderurgica do Pecem		452,432	—	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		33,084	—	24,994	—	(555)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		12,166	—	—	—	(653)
Zhangjiagang Pohang Refractories Co., Ltd.		349	—	5,483	629	—
Sebang Steel		—	—	13,718	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		53,795	—	—	4,873	—
DMSA/AMSA		—	1,412	—	—	4,827
South-East Asia Gas Pipeline Company Ltd.		—	6,509	—	—	6,418
Others		39,831	1,655	10,707	844	12,356

	~~W~~	922,627	9,576	61,639	34,738	26,993

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(f)	The related account balances of significant transactions with related companies, excluding the controlling company, as of June 30, 2015 and December 31, 2014 are as follows:

1)	June 30, 2015

	Receivables					Payables
(in millions of Won)	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)	~~W~~	10,962	—	1,194	12,156	4,324	21	4,345
New Songdo International City Development, LLC		270,681	—	32,810	303,491	—	52	52
Posco e&c Songdo International Building		5,821	—	12,915	18,736	—	2	2
VSC POSCO Steel Corporation		8,162	—	—	8,162	38	—	38
USS-POSCO Industries		183,482	—	—	183,482	181	—	181
Nickel Mining Company SAS		881	16,862	60	17,803	—	4,670	4,670
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		60,913	56,205	290	117,408	—	3,984	3,984
CSP - Compania Siderurgica do Pecem		351,782	—	150,465	502,247	—	71,659	71,659
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,088	11,466	5	30,559	6,689	—	6,689
PT. Batutua Tembaga Raya		—	35,325	—	35,325	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,472	11,241	44	19,757	—	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		101,998	—	—	101,998	33	—	33
DMSA/AMSA		4,736	152,419	219	157,374	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	289,356	—	289,356	—	—	—
Others		167,654	46,732	13,842	228,228	9,000	22,899	31,899

	~~W~~	1,194,632	619,606	211,844	2,026,082	20,265	103,287	123,552

2)	December 31, 2014

	Receivables					Payables
(in millions of Won)	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
METAPOLIS Co., Ltd.	~~W~~	28,437	26,000	6,712	61,149	—	—	—
New Songdo International City Development, LLC		336,796	—	52,969	389,765	—	20	20
SNNC		19,173	—	1,937	21,110	3,395	98	3,493
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co.,Ltd		48,804	—	—	48,804	—	—	—
UITrans LRT Co., Ltd.		33,424	—	—	33,424	—	—	—
USS-POSCO Industries		150,557	—	—	150,557	153	—	153
Nickel Mining Company SAS		609	16,488	58	17,155	—	4,729	4,729
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		51,166	54,960	282	106,408	—	4,020	4,020
CSP - Compania Siderurgica do Pecem		366,914	—	114,041	480,955	—	167,302	167,302
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		31,521	11,212	5	42,738	12,000	—	12,000
PT. Batutua Tembaga Raya		—	34,342	—	34,342	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		13,539	10,992	43	24,574	—	—	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		139,831	—	—	139,831	35	—	35
DMSA/AMSA		4,211	140,544	445	145,200	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	295,352	—	295,352	—	—	—
Others		80,772	25,437	10,676	116,885	8,402	23,919	32,321

	~~W~~	1,305,754	615,327	187,168	2,108,249	23,985	200,088	224,073

(g)	For the six-month periods ended June 30, 2015 and 2014, details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2015		June 30, 2014
Short-term benefits	~~W~~	55,550	55,740
Retirement benefits		13,119	14,524
Long-term benefits		9,728	10,301

	~~W~~	78,397	80,565

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

33. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of June 30, 2015, are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO ASSAN TST STEEL INDUSTRY	HSBC and others	USD	188,392,500	211,773	USD	150,714,000	169,419
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co Co., Ltd.(SPC)	THB	5,501,000,000	182,963	THB	5,501,000,000	182,963
	POSCO Electrical Steel India Private Limited	ING and others	USD	83,784,000	94,182	USD	83,784,000	94,182
	POSCO Investment Co., Ltd.	BOA and others	USD	285,000,000	320,369	USD	253,000,000	284,397
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	566,069,000	636,318	USD	523,169,000	588,094
	POSCO MEXICO S.A. DE C.V.	HSBC and others	USD	234,725,000	263,855	USD	234,725,000	263,855
	POSCO SS-VINA	Export-Import Bank of Korea and others	USD	354,351,050	398,326	USD	354,351,050	398,326
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	73,067	USD	48,750,000	54,801
	POSCO(Guangdong) Automotive Steel Co., Ltd.	SMBC and others	USD	65,000,000	73,067	USD	65,000,000	73,067
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea and others	USD	196,000,000	220,324	USD	196,000,000	220,324
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,517,873	USD	1,245,056,523	1,399,567
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	MIZUHO and others	USD	130,000,000	146,133	USD	130,000,000	146,133
Daewoo International Corporation	Brazil Sao Paulo Steel Processing Center	MIZUHO	USD	30,000,000	33,723	USD	30,000,000	33,723
	Daewoo International INDIA Private Ltd.	Shinhan Bank	USD	30,000,000	33,723	USD	5,800,000	6,520
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	14,051	USD	12,500,000	14,051
	DAEWOO TEXTILE BUKHARA LLC	Export-Import Bank of Korea	USD	20,000,000	22,482	USD	14,000,000	15,737
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	20,932,500	23,530	USD	16,746,000	18,824
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	56,000,000	62,950	USD	56,000,000	62,950
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co.,Ltd.	Woori Bank and others	USD	147,000,000	165,243	USD	134,000,000	150,629
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	16,500,000	18,548	USD	16,500,000	18,548
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	112,410	USD	100,000,000	112,410
	SANTOSCMI S.A.	SG BANK and others	USD	70,000,000	78,687	USD	68,500,000	77,001
	POSCO Engineering and Construction India Private Limited	Shinhan Bank	INR	383,201,941	6,760	INR	383,201,941	6,760
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Investment	USD	2,400,000	2,698	USD	2,400,000	2,698
POSCO Engineering CO.,Ltd	PT PEN INDONESIA	POSCO Investment	USD	6,000,000	6,745	USD	6,000,000	6,745
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	Hana Bank	USD	5,883,750	6,614	USD	5,204,992	5,851
	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	33,600,000	37,770	USD	30,117,647	33,855
POSCO PLANTEC Co., Ltd.	POSCO PLANTEC Thailand CO. LTD	Woori Bank	THB	45,000,000	1,497	THB	45,000,000	1,497
POSCO Processing&Service	POSCO Canada Ltd.	Hana Bank	USD	12,484,500	14,034	USD	12,484,500	14,034
	POSCO Gulf SFC LLC	KEB Bank and others	USD	33,000,000	37,095	USD	33,000,000	37,095
DAEWOO TEXTILE BUKHARA LLC	DAEWOO TEXTILE FERGANA LLC	National Bank of Uzbekistan	USD	6,127,060	6,887	USD	6,127,060	6,887
DAEWOO TEXTILE FERGANA LLC	DAEWOO TEXTILE BUKHARA LLC	Bukhara TEX	USD	2,551,229	2,868	USD	2,551,229	2,868
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	MILLS ESTRUTURAS E SERVICOS DE ENGENHARIA S.A	BRL	2,000,000	721	BRL	2,000,000	721
POSCO Investment Co., Ltd.	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BOA and others	USD	103,000,000	115,782	USD	73,000,000	82,059
POSCO-China Holding Corp.	DONG FANG JIN HONG	Bank of Communications and others	CNY	1,300,000,000	235,365	CNY	1,257,029,869	227,585
POSCO-Japan Co., Ltd.	POSCO-JEPC Co., Ltd.	MIZUHO and others	JPY	1,021,811,730	9,372	JPY	223,470,040	2,050
	POSCO-JWPC Co., Ltd.	Higo Bank and others	JPY	974,000,000	8,933	JPY	821,800,000	7,537
	Xenesys Inc.	Aozora Bank	JPY	250,000,000	2,293	JPY	200,000,000	1,834
SANTOSCMI S.A.	COMPANIADEAUTOMATIZACION &CONTROL, GENESYS S.A.	Banco de Guayaquil and others	USD	550,000	618	USD	541,388	609
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Investment	USD	13,986,947	15,723	USD	13,986,947	15,723
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	217,963	USD	177,806,814	199,873

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	KDB Bank	USD	420,000,000	472,121	USD	237,777,547	267,285
		BNDES and others	BRL	464,060,000	167,396	BRL	187,340,618	67,578
	LLP POSUK Titanium	KB Bank	USD	15,000,000	16,862	USD	15,000,000	16,862
Daewoo International Corporation	DMSA/AMSA	Export-Import Bank of Korea and others	USD	165,133,333	185,626	USD	140,000,000	157,374
	GLOBAL KOMSCO Daewoo LLC	ICBC and others	USD	8,225,000	9,246	USD	8,225,000	9,246
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	New Songdo International City Development, LLC	Others	KRW	340,000	340,000	KRW	327,400	327,400
	Posco e&c Songdo International Building	Others	KRW	356,600	356,600	KRW	356,600	356,600
POSCO ICT	Incheon-Gimpo Expressway Co., Ltd.	KDB Bank	KRW	100,000	100,000	KRW	100,000	100,000
	UITrans LRT Co., Ltd.	KB Bank	KRW	76,000	76,000	KRW	76,000	76,000
POSCO CHEMTECH	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	6,000,000	6,745	USD	5,100,000	5,733
POSCO Processing&Service	Sebang Steel	Shinhan Bank	JPY	245,000,000	2,247	JPY	245,000,000	2,247
Daewoo (China) Co., Ltd.	SHANGHAI LANSHENG DAEWOO CORP.	Bank of Communications	CNY	30,000,000	5,432	CNY	30,000,000	5,432
	SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.	Bank of Communications	CNY	50,000,000	9,053	CNY	50,000,000	9,053
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited and others	Export-Import Bank of korea	USD	87,272,727	98,103	USD	67,047,518	75,368
BLUE O&M Co., Ltd.	Korea Electric Power Corporation	Seoul Guarantee Insurance Co., Ltd.	KRW	2	2	KRW	2	2
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Eco-city Corporation and others	Others	KRW	735,150	735,150	KRW	493,580	493,580
	THE GALE INVESTMENTS COMPANY, L.L.C.	Others	USD	50,000,000	56,205	USD	50,000,000	56,205
POSCO ICT	SMS Energy and others	Hana Bank and others	KRW	198,960	198,960	KRW	198,960	198,960
	BTL business and others	Kyobo Life Insurance Co.,Ltd and others	KRW	1,821,615	1,821,615	KRW	1,821,615	1,821,615
	Hyochun	Daegu Bank and others	KRW	40,100	40,100	KRW	40,100	40,100
POSCO Engineering CO., Ltd	GD	Hana Bank and others	KRW	22,440	22,440	KRW	13,069	13,069
POSCO PLANTEC Co., Ltd.	Gyopo Wind Power Co., Ltd. and others	NH Investment & Securities Co., Ltd. and others	KRW	161,768	161,768	KRW	161,768	161,768
HUME COAL PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	804,000	694	AUD	804,000	694
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank	AUD	8,023,765	6,923	AUD	8,023,765	6,923
POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	SEIL DO BRASIL CONSTRUCAO LTDA	MILLS ESTRUTURAS E SERVICOS DE ENGENHARIA S.A	BRL	1,100,000	397	BRL	1,100,000	397
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	POS Infra auto	Shinhan Bank	CNY	2,925,000	530	CNY	2,242,500	406
			USD	405,000	455	USD	405,000	455

			USD	5,187,073,596	5,830,794	USD	4,625,371,215	5,199,383
			KRW	3,852,635	3,852,635	KRW	3,589,094	3,589,094
			CNY	1,382,925,000	250,380	CNY	1,339,272,369	242,476
			THB	5,546,000,000	184,460	THB	5,546,000,000	184,460
			INR	383,201,941	6,760	INR	383,201,941	6,760
			JPY	2,490,811,730	22,845	JPY	1,490,270,040	13,668
			AUD	8,827,765	7,617	AUD	8,827,765	7,617
			BRL	467,160,000	168,514	BRL	190,440,618	68,696

(b)	POSCO ENGINEERING & CONSTRUCTION Co., Ltd. has provided completion guarantees for Samsung C&T Corporation amounting to ~~W~~1,154,593 million while Samsung C&T Corporation has provided construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION Co., Ltd. amounting to ~~W~~805,411 million as of June 30, 2015.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of June 30, 2015, are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2015, 79 million tons of iron ore and 28 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of June 30, 2015, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 12.01 million, USD 8.25 million and USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2015, the remaining balance of the borrrowings amount to USD 12.88 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO Energy Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of June 30, 2015, POSCO ENGINEERING & CONSTRUCTION Co., LTD. has comprehensive loan agreements of up to ~~W~~283.5 billion and USD 268 million with Woori Bank and ~~W~~98 billion and USD 843 million with Korea Exchange Bank. Also, POSCO E&C Co.,Ltd. has bank overdraft agreements of up to ~~W~~20 billion with WooriBank which is included in the limit of comprehensive loan agreements and ~~W~~3 billion with Korea Exchange Bank.

POSCO ICT	As of June 30, 2015, in relation to contract enforcement, POSCO ICT Co., Ltd. was provided with ~~W~~72,667 million and ~~W~~39,799 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(d)	Litigation in progress

As of June 30, 2015, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business.

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the April, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ~~W~~904.3 billion. Through preparatory procedures up to June 30, 2015, the Company asserts that applicable jurisdiction and law of this lawsuit are the Republic of Korea and Korean laws and as the related manufacturing technology of grain oriented electrical steel sheets were publicly available, it should not be regarded as trade secrets. Also, the Company asserts that the related facts occurred a long time ago, resulting in expiration of the claims to seek any compensation due to the statute of limitation. As of June 30, 2015, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of June 30, 2015.

2)	Other lawsuits and claims

The Company is involved in 207 other lawsuits and claims for alleged damages aggregating to ~~W~~511.2 billion as defendant as of June 30, 2015, which arose in the ordinary course of business. The Company has recognized provisions amounting to ~~W~~44.2 billion for three lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims since the Company believes that it does not have a present obligation as of June 30, 2015.

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided two blanks check to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for outstanding loans.

POSCO ENGINEERING & CONSTRUCTION Co., LTD.	As of June 30, 2015, POSCO E&C Co., Ltd. has provided thirty-five blank checks and eight blank promissory notes as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of June 30, 2015, Daewoo International Corporation has provided forty-five blank promissory notes and seventeen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ICT	As of June 30, 2015, POSCO ICT has provided two blank promissory notes and sixteen blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

34. Cash Flows from Operating Activities

Adjustments for operating cash flows for the six-month periods ended June 30, 2015 and 2014 were as follows:

(in millions of Won)	June 30, 2015		June 30, 2014
Trade accounts and notes receivable	~~W~~	731,556	(891,569)
Other receivables		333,630	163,543
Inventories		997,492	(1,192,340)
Other current assets		(31,932)	(296,217)
Other long-term assets		12,090	(44,084)
Trade accounts and notes payable		(543,579)	(70,736)
Other payables		(156,297)	(65,356)
Other current liabilities		(51,087)	258,609
Provisions		(98,564)	(98,405)
Payment of severance benefits		(114,644)	(91,000)
Plan assets		22,410	(37,810)
Other long-term liabilities		(24,258)	(50,436)

	~~W~~	1,076,817	(2,415,801)

35. Operating Segments

(a)	The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments— steel, construction, trading and other. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segment includes power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(b)	Information about reportable segments for the six-month periods ended June 30, 2015 and 2014 was as follows:

1)	For the six-month period ended June 30, 2015

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	14,648,727	9,775,495	4,250,096	1,616,085	30,290,403
Internal revenues		8,620,111	4,306,312	745,678	1,358,963	15,031,064
Including inter segment revenue		4,690,929	2,193,268	618,535	1,296,045	8,798,777
Total revenues		23,268,838	14,081,807	4,995,774	2,975,048	45,321,467
Segment profits		342,388	155,537	(213,421)	54,675	339,179

2)	For the six-month period ended June 30, 2014

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	15,669,104	10,507,270	4,070,253	1,897,073	32,143,700
Internal revenues		8,858,480	4,801,245	1,192,426	1,533,804	16,385,955
Including inter segment revenue		4,973,084	2,463,935	1,043,356	1,432,504	9,912,879
Total revenues		24,527,584	15,308,515	5,262,679	3,430,877	48,529,655
Segment profits		662,963	125,709	28,704	26,474	843,850

(c)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the six-month periods ended June 30, 2015 and 2014 were as follows:

(in millions of Won)	June 30, 2015		June 30, 2014
Total profit for reportable segments	~~W~~	339,179	843,850
Corporate fair value adjustments		(48,176)	(77,936)
Elimination of inter-segment profits		161,593	(223,110)
Income tax expense		455,019	445,604

Profit before income tax expense	~~W~~	907,615	988,408

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2015

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of June 30, 2015, the condensed separate interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2015, and 2014, the condensed separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2015 and 2014, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2014, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 25, 2015, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2014, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

August 13, 2015

This report is effective as of August 13, 2015, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of June 30, 2015 and December 31, 2014

(Unaudited)

(in millions of Won)	Notes	June 30, 2015		December 31, 2014
Assets

Cash and cash equivalents	20	~~W~~	1,524,178	1,742,767
Trade accounts and notes receivable, net	4,14,20,31		2,924,919	3,157,266
Other receivables, net	5,20,31		274,560	562,930
Other short-term financial assets	6,14,20		2,420,714	693,729
Inventories	7,28		3,947,787	4,383,568
Assets held for sale	8		1,114,514	1,051,177
Other current assets	9		19,974	31,692

Total current assets			12,226,646	11,623,129

Long-term trade accounts and notes receivable, net	4,20		23,441	23,841
Other receivables, net	5,20		27,739	26,360
Other long-term financial assets	6,20		1,815,314	1,794,590
Investments in subsidiaries, associates and joint ventures	10		15,831,165	16,178,891
Investment property, net	11		87,861	90,137
Property, plant and equipment, net	12		21,958,082	22,323,215
Intangiable assets, net	13		381,489	403,907
Other long-term assets	9		132,403	133,253

Total non-current assets			40,257,494	40,974,194

Total assets		~~W~~	52,484,140	52,597,323

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of June 30, 2015 and December 31, 2014

(Unaudited)

(in millions of Won)	Notes	June 30, 2015		December 31, 2014
Liabilities

Trade accounts and notes payable	20,31	~~W~~	735,559	777,401
Short-term borrowings and current installments of long-term borrowings	4,14,20		2,038,230	1,236,290
Other payables	15,20,31		799,496	1,032,496
Other short-term financial liabilities	16,20		27,547	9,236
Current income tax liabilities			256,023	304,362
Provisions	17		29,713	47,759
Other current liabilities	19		34,234	108,508

Total current liabilities			3,920,802	3,516,052

Long-term borrowings, excluding current installments	6,14,20		4,433,464	5,300,927
Other payables	15,20		73,404	88,807
Other long-term financial liabilities	16,20		61,874	50,574
Defined benefit liabilities, net	18		143,820	86,158
Deferred tax liabilities			1,137,979	1,047,666
Long-term provisions	17,32		20,542	31,474
Other long-term liabilities	19		82	234

Total non-current liabilities			5,871,165	6,605,840

Total liabilities			9,791,967	10,121,892

Shareholders’ Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,247,629	1,247,616
Hybrid bonds	22		996,919	996,919
Reserves	23		122,421	94,042
Treasury shares	24		(1,534,365)	(1,534,457)
Retained earnings			41,377,166	41,188,908

Total shareholder’s equity			42,692,173	42,475,431

Total liabilities and shareholders’ equity		~~W~~	52,484,140	52,597,323

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2015 and 2014

(Unaudited)

		For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won, except per share informations)	Notes	2015		2014	2015	2014
Revenue	31	~~W~~	6,575,519	7,419,784	13,363,126	14,783,634
Cost of sales	7,28,31		(5,507,224)	(6,394,538)	(11,219,285)	(12,787,976)

Gross profit			1,068,295	1,025,246	2,143,841	1,995,658
Selling and administrative expenses	25,28,31
Administrative expenses			(222,541)	(224,245)	(435,781)	(449,796)
Selling expenses			(238,246)	(235,649)	(478,845)	(462,806)

Operating profit			607,508	565,352	1,229,215	1,083,056

Finance income and costs	20,26
Finance income			107,385	351,467	466,228	595,469
Finance costs			(170,049)	(88,256)	(313,239)	(308,145)

Other non-operating income and expenses	27,31
Other non-operating income			59,509	7,931	73,137	11,313
Other non-operating expenses	28		(274,590)	(117,246)	(393,375)	(390,307)

Profit before income tax			329,763	719,248	1,061,966	991,386
Income tax expense	29		(119,313)	(172,013)	(351,756)	(332,632)

Profit			210,450	547,235	710,210	658,754
Other comprehensive income (loss)
Items that will never be reclassified subsequently to profit or loss :
Remeasurements of defined benefit pension plans, net of tax	18		15,385	(19,744)	(20,422)	(29,167)

Items that are or may be reclassified subsequently to profit or loss :
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		267	(92,665)	28,379	(312,092)

Total comprehensive income		~~W~~	226,102	434,826	718,167	317,495

Basic and diluted earnings per share (in Won)	30	~~W~~	2,528	6,756	8,674	8,052

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2015 and 2014

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Tresury shares	Retained earnings	Total
Balance as of January 1, 2014 Comprehensive income :	~~W~~	482,403	1,233,040	996,919	403,939	(1,579,123)	40,774,284	42,311,462
Profit		—	—	—	—	—	658,754	658,754
Other comprehensive loss
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(29,167)	(29,167)
Net changes in unrealized fair value of of available-for-sale investments, net of tax		—	—	—	(312,092)	—	—	(312,092)
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(478,702)	(478,702)
Interest of hybrid bonds		—	—	—	—	—	(21,572)	(21,572)
Disposal of treasury shares		—	48	—	—	131	—	179

Balance as of June 30, 2014	~~W~~	482,403	1,233,088	996,919	91,847	(1,578,992)	40,903,597	42,128,862

Balance as of January 1, 2015 Comprehensive income :	~~W~~	482,403	1,247,616	996,919	94,042	(1,534,457)	41,188,908	42,475,431
Profit		—	—	—	—	—	710,210	710,210
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(20,422)	(20,422)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	28,379	—	—	28,379
Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	—	(479,958)	(479,958)
Interest of hybrid bonds		—	—	—	—	—	(21,572)	(21,572)
Disposal of treasury shares		—	13	—	—	92	—	105

Balance as of June 30, 2015	~~W~~	482,403	1,247,629	996,919	122,421	(1,534,365)	41,377,166	42,692,173

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2015 and 2014

(Unaudited)

(in millions of Won)	Notes	June 30, 2015		June 30, 2014
Cash flows from operating activities
Profit		~~W~~	710,210	658,754
Adjustments for :
Costs for defined benefit plans			61,879	58,428
Depreciation			1,022,390	1,001,071
Amortization			34,005	37,463
Finance income			(385,349)	(438,278)
Finance costs			235,929	170,200
Loss on valuation of inventories			9,219	7,541
Gain on disposal of property, plant and equipment			(6,063)	(2,959)
Loss on disposal of property, plant and equipment			44,238	29,769
Impairment loss on property, plant and equipment			46,436	—
Impairment loss on investments in subsidiaries, associates and joint ventures			215,676	88,048
Gain on disposal of assets held for sale			(52,165)	—
Increase in provisions			2,068	69,452
Income tax expense			351,756	332,632
Others			28,685	26,472

Changes in operating assets and liabilities	33		583,333	(57,073)

Interest received			35,586	50,126
Interest paid			(133,829)	(170,103)
Dividends received			484,612	122,713
Income taxes paid			(311,263)	(215,767)

Net cash provided by operating activities		~~W~~	2,977,353	1,768,489

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2015 and 2014

(Unaudited)

(in millions of Won)	Notes	June 30, 2015		June 30, 2014
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments		~~W~~	3,283,306	2,614,240
Proceeds from disposal of available-for-sale financial assets			435	900
Decrease in short-term loans			4,235	—
Decrease in long-term loans			452	3,456
Proceeds from disposal of investments in subsidiaries, associates and joint venture			3,613	—
Proceeds from disposal of intangible assets			2,685	464
Proceeds from disposal of assets held for sale			411,280	1,291
Acquisition of short-term financial investments			(5,010,999)	(1,217,219)
Increase in short-term loans			(65,208)	—
Acquisition of available-for-sale financial assets			(752)	(21,412)
Increase in long-term loans			(75)	(14,475)
Acquisition of investment in subsidiaries, associates and joint ventures			(355,555)	(704,054)
Acquisition of investment property			(146)	—
Acquisition of property, plant and equipment			(812,326)	(876,842)
Payment for disposal of property, plant and equipment			(18,886)	(9,597)
Acquisition of intangible assets			(17,037)	(25,480)

Net cash used in investing activities			(2,574,978)	(248,728)

Cash flows from financing activities
Proceeds from borrowings			1,348	1,369,225
Increase in long-term financial liabilities			2,560	1,217
Repayment of borrowings			(120,588)	(2,456,884)
Decrease in long-term financial liabilities			(2,545)	(1,600)
Payment of cash dividends			(479,999)	(478,775)
Payment of interest of hybrid bonds			(21,740)	(21,740)

Net cash used in financing activities			(620,964)	(1,588,557)

Net decrease in cash and cash equivalents			(218,589)	(68,796)

Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,742,767	1,394,315

Cash and cash equivalents at end of the period		~~W~~	1,524,178	1,325,519

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of June 30, 2015

(Unaudited)

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through six of its overseas liaison offices.

As of June 30, 2015, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2014. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

Use of estimates and judgments

(a)	Judgements, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2014.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

The Company reports the significant valuation matters to the Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 –	unadjusted quoted prices in active markets for identical assets or liabilities.
•	Level 2 –	inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly.
•	Level 3 –	inputs for the assets or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair value is included in note 20.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2014. The accounting policy for emission rights below is also expected to be applied in the Company’s separate financial statements as of and for the year ending December 31, 2015.

Emission Rights

The Company accounts for greenhouse gases emission right and the relevant liability as below pursuant to the Act on Allocation and Trading of Greenhouse Gas Emission which became effective in 2015.

(a)	Greenhouse Gases Emission Right

Greenhouse Gases Emission Right consists of emission allowances which are allocated from the government free of charge or purchased from the market. The cost includes any directly attributable costs incurred during the normal course of business.

Emission rights held for the purpose of performing the obligation are classified as intangible asset and are initially measured at cost and subsequent to initial recognition, are carried at cost less accumulated impairment losses. Emission rights held for short-swing profits are classified as current asset and are measured at fair value with any changes in fair value recognized as profit or loss in the respective reporting period.

The Company derecognizes an emission right asset when the emission allowance is unusable, disposed or submitted to government in which the future economic benefits are no longer expected to be probable.

(b)	Emission liability

Emission liability is a present obligation of submitting emission rights to the government with regard to emission of greenhouse gas. Emission liability is recognized when there is a high possibility of outflows of resources in performing the obligation and the costs required to perform the obligation are reliably estimable. Emission liability is an amount of estimated obligation for emission rights to be submitted to the government for the performing period. The emission liability is measured based on the expected quantity of emission for the performing period in excess of emission allowance in possession, and the unit price for such emission rights in the market as of the end of the reporting period.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Trade accounts and notes receivable	~~W~~	2,931,615	3,166,238
Less: Allowance for doubtful accounts		(6,696)	(8,972)

	~~W~~	2,924,919	3,157,266

Non-current
Trade accounts and notes receivable	~~W~~	33,801	32,247
Less: Present value discount		(8,340)	(7,396)
Less: Allowance for doubtful accounts		(2,020)	(1,010)

	~~W~~	23,441	23,841

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~1,354 million as of June 30, 2015 were included in short-term borrowings (Note 14).

5. Other Receivables

Other receivables as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Short-term loans	~~W~~	67,508	4,748
Other accounts receivable		206,913	564,765
Others		10,679	3,950
Less: Allowance for doubtful accounts		(10,540)	(10,533)

	~~W~~	274,560	562,930

Non-current
Long-term loans	~~W~~	22,541	21,229
Long-term other accounts receivable		2,252	2,334
Others		2,946	2,797

	~~W~~	27,739	26,360

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

6. Other Financial Assets

(a)	Other financial assets as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Short term derivatives assets held for trading	~~W~~	—	708
Short-term financial instruments(*1,2)		2,412,902	609,584
Cash deposits(*3)		7,812	83,437

	~~W~~	2,420,714	693,729

Non-current
Long-term derivatives assets held for trading(*4)	~~W~~	59,065	9,525
Available-for-sale securities (equity instruments)		1,738,287	1,767,621
Available-for-sale securities (others)		17,926	17,408
Cash deposits(*5)		36	36

	~~W~~	1,815,314	1,794,590

(*1)	Short-term financial instruments amounting to ~~W~~4,100 and ~~W~~5,200 million are provided as collateral in relation to long-term borrowings from National Forestry Cooperative Federation as of June 30, 2015 and December 31, 2014, respectively.
(*2)	Short-term financial instruments amounting to ~~W~~1,384 million are levied in relation to pending litigations as of June 30, 2015 and December 31, 2014.
(*3)	Deposits amounting to ~~W~~7,411 million and ~~W~~5,465 million as of June 30, 2015 and December 31, 2014, respectively, are restricted in relation to government assigned project.
(*4)	The Company assessed the values of its put option and earn-out consideration in relation to the residual equity upon the Company’s disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Co., Ltd). Accordingly, the Company has recognized derivatives assets amounting to ~~W~~44,734 million and ~~W~~1,620 million, respectively, as of June 30, 2015.
(*5)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(b)	Available-for-sale equity securities as of June 30, 2015 and December 31, 2014 are as follows:

	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of available-for-sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Hana Financial group Inc.	2,430,498	0.84	~~W~~	15,633	70,606	54,973	—	70,606	77,776
Nippon Steel & Sumitomo Metal Corporation	238,352,000	2.51		719,622	693,851	(25,771)	—	693,851	659,926
Hyundai Heavy Industries Co., Ltd.(*1)	1,477,000	1.94		343,506	163,947	—	(179,559)	163,947	169,855
Shinhan Financial group Inc.	4,369,881	0.92		228,778	181,569	58,932	(106,141)	181,569	194,241
KB Financial group Inc.	11,590,550	3.00		536,516	427,691	31,294	(140,119)	427,691	418,998
Seoul Semiconductor Co., Ltd.(*1)	591,000	1.01		24,999	9,456	—	(15,543)	9,456	11,938
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	21,204	18,677	(6,403)	21,204	23,513
Others (10 companies)(*1)				92,110	61,065	8,551	(39,596)	61,065	64,143

				1,970,094	1,629,389	146,656	(487,361)	1,629,389	1,620,390

Non-marketable equity securities
Dongbu Metal Co., Ltd.(*1,3)	3,000,000	10.00		98,242	—	—	(98,242)	—	17,295
Poongsan Special Metal Corp.(*4)	315,790	5.00		7,657	7,657	—	—	7,657	7,657
Intellectual Discovery(*4)	1,000,000	14.27		5,000	5,000	—	—	5,000	5,000
Tuwaurqi Steel Mill(*2)	129,600,000	16.18		17,015	—	—	(17,015)	—	17,015
Others (38 companies)(*2,4)				111,341	96,241	248	(15,348)	96,241	100,264

				239,255	108,898	248	(130,605)	108,898	147,231

			~~W~~	2,209,349	1,738,287	146,904	(617,966)	1,738,287	1,767,621

(*1)	The Company has recognized ~~W~~5,908 million, ~~W~~2,482 million, ~~W~~2,074 million, ~~W~~628 million and ~~W~~17,295 million of impairment loss on securities of Hyundai Heavy Industries Co., Ltd., Seoul Semiconductor Co., Ltd., PT. Krakatau Steel, Steel Flower Co., Ltd. and Dongbu Metal Co., Ltd, respectively, since the fair values of the securities have decreased continuously during the six-month period ended June 30, 2015.
(*2)	The Company has recognized ~~W~~17,015 million and ~~W~~6,554 million of impairment loss on securities of Tuwaurqi Steel Mill and Troika Foreign Resource Development Fund since the fair values of the securities have decreased significantly during the six-month period ended June 30, 2015.
(*3)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*4)	These non-marketable equity securities are recorded at cost since its fair value cannot be reliably measured.

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

7. Inventories

Inventories as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Finished goods	~~W~~	820,452	901,524
Semi-finished goods		1,079,889	1,207,143
By-products		15,120	21,439
Raw materials		851,643	822,273
Fuel and materials		528,414	510,508
Materials-in-transit		660,901	944,966
Others		587	582

		3,957,006	4,408,435
Less: Allowance for inventories valuation		(9,219)	(24,867)

	~~W~~	3,947,787	4,383,568

The amount of valuation losses of inventories recognized within cost of sales during the six-month period ended June 30, 2015 and the year ended December 31, 2014 were ~~W~~9,219 million and ~~W~~24,867 million, respectively.

8. Assets Held for Sale

Assets held for sale as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Available-for-sale securities(*1)	~~W~~	582,525	580,062
Investments in subsidiaries(*2,3,4,5)		497,402	468,443
Property, plant and equipment(*6)		34,587	2,672

	~~W~~	1,114,514	1,051,177

(*1)	During the year ended December 31, 2014, the Company determined to dispose of its equity interests in Nacional Minerios S.A. in exchange for equity interests in the new entity as Nacional Minerios S.A. (which was an available-for-sale investment of the Company) entered into a merger agreement with another entity through share exchange. The merger transaction was approved by the Company’s Board of Directors on December 12, 2014. Accordingly, the Company classified its investment in Nacional Minerios S.A. as assets held for sale. The Company has recognized ~~W~~11,996 million of impairment loss on Nacional Minerios S.A for the six-month period ended June 30, 2015 since the fair value less cost to sell was below carrying amount.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(*2)	The Company determined to dispose of 52.2% of its shares of SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Co., Ltd) to SeAH Besteel Corp. and classified the investment in subsidiaries of ~~W~~454,943 million as assets held for sale during the year ended December 31, 2014. Disposal of the asset held for sale was completed during the six-month period ended June 30, 2015, and the Company recognized ~~W~~20,133 million of loss on disposal of the asset held for sale.
(*3)	The Company determined to dispose of 29.4% of its shares of POSCO ENGINEERING & CONSTRUCTION., LTD., a subsidiary of the Company, to special purpose company established by PIF, Saudi Arabia National Fund, upon approval of the Company’s Board of Directors on March 13, 2015, and classified the investment in subsidiaries of ~~W~~496,402 million as assets held for sale.
(*4)	The Company determined to dispose of its shares of POSFINE Co., Ltd., a subsidiary of the Company, to Hahn & Company PRIVATE EQUITY FUND No. 1 and classified the investment in subsidiaries of ~~W~~13,500 million as assets held for sale during the year ended December 31, 2014. Disposal of the assets held for sale was completed during the six-month period ended June 30, 2015 and the Company recognized ~~W~~33,577 million of gain on disposal of the assets held for sale.
(*5)	The Company determined to dispose of its shares of Poreka Co., Ltd. a subsidiary of the Company, to COMM.TOGETHER Co., LTD. and entered into a disposal contract during the six-month period ended June 30, 2015. Accordingly, the Company classified the accompanying investment in the subsidiary amounting to ~~W~~1,000 million as assets held for sale.
(*6)	The Company determined to make a contribution of 1 FINEX facilities in kind after inception of joint venture, and has signed in MOA with Mideast Integrated Steel Ltd. in India. The Company has classified the relating facilities of ~~W~~25,892 million as assets held for sale.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

9. Other Assets

Other current assets and other long-term assets as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Advance payments	~~W~~	16,332	9,828
Prepaid expenses		3,191	21,864
Others		451	—

	~~W~~	19,974	31,692

Non-current
Long-term prepaid expenses	~~W~~	6,427	6,344
Others(*1)		125,976	126,909

	~~W~~	132,403	133,253

(*1)	As of June 30, 2015 and December 31, 2014, the Company recognized tax assets amounting to ~~W~~122,186 million and ~~W~~123,110 million, respectively, in connection with the additional income tax payment for prior years as a result of tax audits that were finalized in 2014 based on the Company’s best estimate of the tax amounts to be paid when the result of the Company’s appeal is finalized.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

10. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying values as of June 30, 2015 and December 31, 2014 are as follows:

			June 30, 2015			December 31, 2014
(in millions of Won)	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
Daewoo International Corporation	Korea	Trading	60.31	~~W~~	3,371,481	3,371,481
POSCO ENGINEERING & CONSTRUCTION., LTD.	Korea	Engineering and construction	89.53		1,014,314	1,510,716
POSCO Green Gas Technology	Korea	Gas production and sales	100.00		682,600	682,600
POSCO ENERGY CO., LTD.	Korea	Generation of electricity	89.02		658,176	658,176
POSCO Processing & Service	Korea	Steel sales and service	96.01		624,678	624,678
POSCO PLANTEC Co., Ltd.(*3)	Korea	Other structural metal product manufacturing	60.84		168,526	341,293
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)(*1)	Korea	Manufacture and sale of specialty steel	—		—	173,899
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing	56.87		108,421	108,421
POSCO CAPITAL	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO Chemtech Company Ltd.	Korea	Refractory Manufacturing and Sales	60.00		100,535	100,535
POSMATE	Korea	Business facility maintenance	57.30		73,374	72,804
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*2,4)	Korea	Steel manufacturing and Sales	48.85		53,651	66,067
POSCO Family Strategy Fund	Korea	Investment in venture companies	69.90		45,273	40,000
Busan E&E Co,. Ltd.(*5)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (12 companies)					162,703	134,196

				~~W~~	7,268,650	8,089,784

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		850,242	855,110
POSCO WA PTY LTD	Australia	Mine development	100.00		616,689	611,248
POSCO Maharashtra Steel Private Limited	India	Steel manufacturing and sales	100.00		480,571	465,788
POSCO AUSTRALIA PTY LTD	Australia	Raw material Sales	100.00		330,623	330,623
POSCO Thainox Public Company Limited(*4)	Thailand	Stainless steel manufacturing	84.93		313,185	329,756
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	58.60		284,214	284,392
POSCO SS-VINA	Vietnam	Steel manufacturing and sales	100.00		249,183	—
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing	84.84		181,451	182,110
POSCO America Corporation	USA	Trading-Steel	99.45		167,285	167,285
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing	100.00		162,392	156,778
POSCO VST CO., LTD.	Vietnam		95.65		144,912
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing	83.64		130,962	131,051
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing	100.00		123,884	90,012
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		94,555	95,213
POSCO Investment Co., Ltd.	Hong Kong	Finance	99.99		86,319	86,775
POSCO JAPAN Co., Ltd.	Japan	Trading-Steel	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	70.00		65,982	65,982
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO Electrical Steel India Private Limited	India	Electrical steel manufacturing and sales	100.00		58,327	58,441
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Trading	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and marketing	80.00		32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel transit trade	100.00		32,189	32,189
POSCO(Guangdong) Steel Co., Ltd.	China	Plate steel sheet manufacturing	87.04		31,299	31,299
POSCO-Uruguay S.A	Uruguay	Wood manufacturing and sales	98.11		30,243	30,243
Others (33 companies)					351,474	333,211

					5,470,924	5,167,498

				~~W~~	12,739,574	13,257,282

(*1)	During the six-month period ended June 30, 2015, the Company disposed of 52.2% of shares of SeAH Changwon Intergrated Special Steel Corp. (formerly, POSCO Specialty Steel Co., Ltd), which resulted in the Company’s loss of control, and the Company classified the remaining investment as investment in an associate.
(*2)	It was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*3)	As of June 30, 2015, there is objective evidence of impairment due to the prolonged decline in the fair value of the accompanying share below its cost. Recoverable amount was measured based on fair value less cost to sell, and the Company recognized an impairment loss of W172,767 million as the carrying value was higher than its recoverable amount.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(*4)	As of June 30, 2015, there is objective evidence of impairment due to the prolonged decline in the fair value of POSCO M-TECH and POSCO Thainox Public Company Limited below their costs. Recoverable amount was determined based on fair value less cost to sell, which was calculated by adding a 13.7% control premium and disposal cost to the stock price as of June 30, 2015. As a result, the Company recognized an impairment loss of ~~W~~12,416 million and ~~W~~16,571 million, respectively, as carrying values were higher than their recoverable amounts.
(*5)	As of June 30, 2015, the investments in subsidiaries amounting to ~~W~~30,148 million were provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd.

(b)	Details of associates and carrying values as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)			June 30, 2015			December 31, 2014
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global 1st Natural Resource Private Equity Fund	Korea	Mine investment	26.97	~~W~~	169,106	169,106
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)(*1,2,3)	Korea	Manufacture and sale of specialty steel	19.94		159,978	—
SNNC Co., Ltd.	Korea	STS material Manufacturing and sales	49.00		100,655	100,655
Others (5 companies)					21,867	21,867

					451,606	291,628

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and Sales	49.00		189,197	189,197
7623704 Canada Inc.(*1)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (7 companies)					31,788	31,804

					356,329	356,345

				~~W~~	807,935	647,973

(*1)	As of June 30, 2015, it was classified as associate in spite of less than 20% of ownership percentage since the Company is determined to have significant influence over the investee when considering its structure of the Board of Directors.
(*2)	During the six-month period ended June 30, 2015, POSCO Specialty Steel Co., Ltd changed its corporate name to SeAH Changwon Intergrated Special Steel Corp.
(*3)	As of June 30, 2015, there is objective evidence of impairment including receipt of dividend upon disposal contract of SeAH Changwon Intergrated Special Steel Corp. (formerly, POSCO Specialty Co., Ltd), and, accordingly, the impairment test was performed. Recoverable amount was determined based on value-in-use, which was calculated by applying 7.9% discount rate and 1.0% growth rate. As a result, the Company recognized an impairment loss of ~~W~~13,921 million as the carrying value was higher than its recoverable amount as of June 30, 2015.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(c)	Details of joint ventures and carrying values as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)			June 30, 2015			December 31, 2014
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and Sales	20.00		479,911	469,891
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Facilities lease	50.00		98,962	98,962
Others (5 companies)					114,710	114,710

				~~W~~	2,283,656	2,273,636

(*1)	As of June 30, 2015 and December 31, 2014, the entire investment in the joint venture is provided as collateral in relation to loans from project financing of the joint venture.

11. Investment Property, Net

Changes in the carrying value of investment property for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

1)	For the six-month period ended June 30, 2015

(in millions of Won)	Beginning		Acquisitions	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	36,020	—	—	(463)	35,557
Buildings		50,112	146	(1,197)	(631)	48,430
Structures		4,005	—	(84)	(47)	3,874

	~~W~~	90,137	146	(1,281)	(1,141)	87,861

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

2)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	36,020	—	—	—	—	36,020
Buildings		52,682	41	(18)	(2,404)	(189)	50,112
Structures		4,177	—	—	(160)	(12)	4,005

	~~W~~	92,879	41	(18)	(2,564)	(201)	90,137

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying value of property, plant and equipment for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

1)	For the six-month period ended June 30, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,420,994	—	(2,484)	—	—	(4,408)	1,414,102
Buildings		2,760,842	1,422	(690)	(121,592)	(7,503)	29,305	2,661,784
Structures		2,612,553	850	(1,314)	(96,894)	(401)	52,662	2,567,456
Machinery and equipment		14,503,266	31,828	(14,794)	(784,766)	(37,955)	754,619	14,452,198
Vehicles		12,953	639	—	(3,208)	—	2,302	12,686
Tools		23,324	749	—	(5,934)	—	1,048	19,187
Furniture and fixtures		37,584	797	(7)	(8,397)	—	2,313	32,290
Finance lease assets		6,370	—	—	(318)	—	—	6,052
		945,329	723,445	—	—	(577)	(875,870)	792,327

	~~W~~	22,323,215	759,730	(19,289)	(1,021,109)	(46,436)	(38,029)	21,958,082

(*1)	The Company has recognized an impairment loss since recoverable amounts on magnesium smelting plant located in Gangneung and some of the facilities are less than their carrying values for the six-month period ended June 30, 2015.
(*2)	Represents assets transferred from construction-in-progress to intangible assets, other property, plant and equipment and investment property and assets held-for-sale.

2)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,397,271	39	(392)	—	—	24,076	1,420,994
Buildings		2,637,774	5,941	(1,912)	(249,792)	(3,681)	372,512	2,760,842
Structures		2,469,046	11,239	(1,750)	(194,088)	(8,072)	336,178	2,612,553
Machinery and equipment		13,202,710	125,297	(29,430)	(1,574,903)	(18,543)	2,798,135	14,503,266
Vehicles		10,769	792	(8)	(7,884)	—	9,284	12,953
Tools		25,680	5,795	(54)	(15,996)	—	7,899	23,324
Furniture and fixtures		47,394	7,150	(5)	(21,929)	(38)	5,012	37,584
Finance lease assets		7,007	—	—	(637)	—	—	6,370
Construction-in-progress		3,442,952	1,628,325	—	—	—	(4,125,948)	945,329

	~~W~~	23,240,603	1,784,578	(33,551)	(2,065,229)	(30,334)	(572,852)	22,323,215

(*1)	The Company has recognized an impairment loss since the recoverable amounts of FINEX 1 plant and STS 1 steelmaking plant were lower than their book value.
(*2)	Represents assets transferred from construction-in-progress to investment to subsidiary (~~W~~558,915 million), property, plant and equipment, from investment property, to intangible assets, and to assets held-for-sale.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

13. Intangible Assets, Net

Changes in the carrying value of intangible assets for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

1)	For the six-month period ended June 30, 2015

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Transfer(*2)	Ending
Intellectual property rights	~~W~~	17,594	—	—	(1,319)	2,646	18,921
Membership(*1)		53,154	2,861	(2,775)	—	—	53,240
Development expense		127,941	—	—	(23,791)	4,248	108,398
Port facilities usage rights		162,028	—	—	(4,622)	—	157,406
Construction-in-progress		16,756	10,700	—	—	(6,844)	20,612
Other intangible assets		26,434	2	—	(4,273)	749	22,912

	~~W~~	403,907	13,563	(2,775)	(34,005)	799	381,489

(*1)	Economic useful life of membership is indefinite.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

2)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	13,812	—	(217)	(2,261)	—	6,260	17,594
Membership(*1)		48,877	5,896	(2,209)	—	590	—	53,154
Development expense		29,468	381	—	(48,766)	—	146,858	127,941
Port facilities usage rights		172,209	—	—	(12,018)	—	1,837	162,028
Construction-in-progress		153,719	16,414	—	—	—	(153,377)	16,756
Other intangible assets		20,698	13,577	—	(11,067)	—	3,226	26,434

	~~W~~	438,783	36,268	(2,426)	(74,112)	590	4,804	403,907

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company reversed the accumulated impairment loss up to the carrying value before recognition of any impairment loss since recoverable amounts of some memberships exceeded the carrying value.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

14. Borrowings

(a)	Borrowings as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Short-term borrowings
Short-term borrowings	~~W~~	1,354	—
Current portion of long-term borrowings		237,261	236,553
Current portion of loans from foreign financial institutions		394	418
Current portion of debentures		1,800,000	1,000,000
Less : Current portion of discount on debentures issued		(779)	(681)

	~~W~~	2,038,230	1,236,290

Long-term borrowings
Long-term borrowings	~~W~~	337,682	447,437
Loans from foreign financial institutions		395	627
Debentures		4,111,673	4,871,627
Less : Discount on debentures issued		(16,286)	(18,764)

	~~W~~	4,433,464	5,300,927

(b)	Short-term borrowings as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)
Lenders	June 30, 2015		December 31, 2014
Transfers of account receivables that do not qualify for derecognition	~~W~~	1,354	—

(c)	Current portion of long-term borrowings as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2015		December 31, 2014
Borrowings	Woori Bank and others	2006.10.31~ 2011.04.28	2017.03.15~ 2024.06.15	0.75~1.75	~~W~~	15,532	15,532
Borrowings	Export-Import Bank of Korea	2010.02.18~ 2011.03.23	2015.09.23~ 2017.07.26	4.09~4.50		221,729	221,021
Loans from foreign financial institutions	NATIXIS(*1)	1986.03.31	2017.03.31	2.00		394	418
Debentures	Domestic debentures 294 and others	2010.08.04~ 2011.05.04	2015.08.04~ 2016.05.04	4.28~4.81		1,799,221	999,319

					~~W~~	2,036,876	1,236,290

(*1)	Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(d)	Long-term borrowings excluding current portion, as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	June 30, 2015		December 31, 2014
Borrowings	Woori Bank and others(*1)	2006.10.31~ 2013.05.08	2017.03.15~ 2041.05.08	0.75~1.75	~~W~~	47,897	55,662
Borrowings	Korea National Oil Corporation	2007.12.27~ 2013.12.30	2022.06.25~ 2026.12.29	3 year Government bond		14,479	14,159
Borrowings	Export-Import Bank of Korea	2010.07.26~ 2013.07.03	2017.07.26~ 2018.03.23	4.09~4.50		275,306	377,616
Loans from foreign financial institutions	NATIXIS(*2)	1986.03.31	2017.03.31	2.00		395	627
Debentures	Domestic debentures 301 and others	2011.09.07~ 2013.10.04	2016.09.07~ 2023.10.04	3.35~4.12		1,496,965	2,295,585
Debentures	Samurai Bond 11 and others	2006.08.10~ 2013.12.11	2016.08.20~ 2021.12.22	0.93~5.88		2,598,422	2,557,278

					~~W~~	4,433,464	5,300,927

(*1)	Short-term financial instruments, amounting to ~~W~~4,100 million and ~~W~~5,200 million, respectively, as of June 30, 2015 and December 31, 2014 are collateralized for long-term borrowings from National Forestry Cooperative Federation.
(*2)	Korea Development Bank has provided guarantees to the Company for loans from foreign financial institutions.

15. Other Payables

Other payables as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Accounts payable	~~W~~	409,925	627,337
Accrued expenses		368,970	386,014
Dividend payable		9,313	9,523
Finance lease liabilities		1,271	1,218
Withholdings		10,017	8,404

	~~W~~	799,496	1,032,496

Non-current
Long-term accounts payable	~~W~~	41,797	54,131
Accrued expenses		20,855	22,767
Finance lease liabilities		3,443	4,006
Long-term withholdings		7,309	7,903

	~~W~~	73,404	88,807

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

16. Other Financial Liabilities

Other financial liabilities as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Derivative liabilities(*1)	~~W~~	16,710	—
Financial guarantee liabilities		10,837	9,236

	~~W~~	27,547	9,236

Non-current
Financial guarantee liabilities	~~W~~	61,874	50,574

(*1)	The Company assessed the values of call option of SeAH Besteel Corp. in relation to the residual equity held by the Company upon the disposal of SeAH Changwon Integrated Special Steel (formerly, POSCO Specialty Co., Ltd. ). Accordingly, the Company has recognized derivatives liabilities amounting to ~~W~~16,710 million as of June 30, 2015.

17. Provisions

(a)	Provisions as of June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015			December 31, 2014
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	6,275	—	8,423	—
Provision for restoration(*2)		23,438	20,131	39,336	31,063
Provision for litigation(*3)		—	411	—	411

	~~W~~	29,713	20,542	47,759	31,474

(*1)	Represents the provision for bonuses for executives.
(*2)	Due to contamination of land near the Company’s magnesium smelting plant located in Gangneung, a provision has been recognized with a present value of estimated costs for recovery. In order to compute the estimated costs, the Company has assumed that it would use all of the currently available technologies and materials to recover the land. In addition, the Company has applied a discount rate of 2.64% to measure present value of these costs.
(*3)	The Company has recognized provisions for a litigation in which the Company is more likely than not to lose as of June 30, 2015.

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(b)	Changes in provisions for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

1)	For the six-month period ended June 30, 2015

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	8,423	6,827	(8,975)	6,275
Provision for restoration		70,399	2,068	(28,898)	43,569
Provision for litigation		411	—	—	411

	~~W~~	79,233	8,895	(37,873)	50,255

2)	For the year ended December 31, 2014

(in millions of Won)	Beginning		Increase	Utilization	Ending
Provision for bonus payments	~~W~~	8,501	10,643	(10,721)	8,423
Provision for restoration		—	89,433	(19,034)	70,399
Provision for litigation		—	411	—	411

	~~W~~	8,501	100,487	(29,755)	79,233

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	4,705	4,888	10,518	9,351

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Present value of funded obligations	~~W~~	1,063,413	1,017,164
Fair value of plan assets		(919,593)	(931,006)

Net defined benefit liabilities	~~W~~	143,820	86,158

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	Changes in present value of defined benefit obligations for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Defined benefit obligation at the beginning of period	~~W~~	1,017,164	905,918
Current service costs		61,673	113,688
Interest costs		14,871	32,595
Remeasurement		24,652	47,604
Transfer-in		—	1,959
Benefits paid		(54,947)	(84,600)

Defined benefit obligation at the end of period	~~W~~	1,063,413	1,017,164

3)	Changes in the fair value of plan assets for the six-month period ended June 30, 2015 and the year ended December 31, 2014 were as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Fair value of plan assets at the beginning of period	~~W~~	931,006	805,268
Interest on plan assets		14,665	31,911
Remeasurement of plan assets		(2,290)	(8,417)
Contributions to plan assets		15,283	146,000
Transfer-in		—	1,959
Benefits paid		(39,071)	(45,715)

Fair value of plan assets at the end of period	~~W~~	919,593	931,006

4)	The amounts recognized in the statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Current service costs	~~W~~	29,118	28,401	61,673	58,086
Net interest costs		103	171	206	342

	~~W~~	29,221	28,572	61,879	58,428

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

19. Other Liabilities

Other liabilities as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Current
Advances received	~~W~~	10,679	88,880
Withholdings		22,154	18,417
Unearned revenue		1,401	1,211

		34,234	108,508

Non-current
Unearned revenue	~~W~~	82	234

20. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Financial assets at fair value through profit or loss
Derivatives assets held for trading	~~W~~	59,065	10,233

Available-for-sale financial assets		1,756,213	1,785,029
Loans and receivables		7,104,171	6,024,798

	~~W~~	8,919,449	7,820,060

2)	Financial liabilities as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Financial liabilities at fair value through profit or loss Derivatives liabilities held for trading	~~W~~	16,710	—
Financial liabilities measured at amortized cost
Trade accounts and notes payable		735,559	777,401
Borrowings		6,471,694	6,537,217
Financial guarantee liabilities(* 1)		72,711	59,810
Others		836,847	1,036,487

		8,116,811	8,410,915

	~~W~~	8,133,521	8,410,915

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of June 30, 2015. The details of the amount of guarantees provided are as follows:

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
POSCO(Guangdong)	SMBC	USD	35,000,000	39,344	USD	35,000,000	39,344
Automotive Steel Co., Ltd.	BOA	USD	30,000,000	33,723	USD	30,000,000	33,723
Zhangjiagang Pohang	MIZUHO	USD	50,000,000	56,205	USD	50,000,000	56,205
Stainless Steel Co., Ltd.	Credit Agricole	USD	50,000,000	56,205	USD	50,000,000	56,205
	BTMU	USD	30,000,000	33,723	USD	30,000,000	33,723
POSCO Maharashtra Steel	Export-Import Bank of Korea	USD	193,000,000	216,951	USD	189,100,000	212,567
Private Limited	DBS	USD	100,000,000	112,410	USD	100,000,000	112,410
	HSBC	USD	80,000,000	89,928	USD	71,000,000	79,811
	SCB	USD	73,069,000	82,137	USD	61,069,000	68,648
	Citi	USD	60,000,000	67,446	USD	51,000,000	57,329
	ING	USD	30,000,000	33,723	USD	21,000,000	23,606
	KDB	USD	30,000,000	33,723	USD	30,000,000	33,723
POSCO ASSAN TST	SMBC	USD	71,392,500	80,252	USD	57,114,000	64,202
STEEL INDUSTRY	KDB	USD	45,000,000	50,585	USD	36,000,000	40,468
	ING	USD	45,000,000	50,585	USD	36,000,000	40,468
	HSBC	USD	27,000,000	30,351	USD	21,600,000	24,281
POSCO Electrical Steel	ING	USD	50,000,000	56,205	USD	50,000,000	56,205
India Private Limited	SCB	USD	33,784,000	37,977	USD	33,784,000	37,977
POSCO Investment Co., Ltd.	HSBC	USD	50,000,000	56,205	USD	50,000,000	56,205
	JP Morgan	USD	50,000,000	56,205	USD	50,000,000	56,205
	MIZUHO	USD	50,000,000	56,205	USD	50,000,000	56,205
	BOA	USD	45,000,000	50,585	USD	37,000,000	41,592
	BTMU	USD	30,000,000	33,723	USD	22,000,000	24,730
	ING	USD	30,000,000	33,723	USD	22,000,000	24,730
	SMBC	USD	30,000,000	33,723	USD	22,000,000	24,730
POSCO MEXICO S.A. DE	SMBC	USD	109,725,000	123,342	USD	109,725,000	123,342
	MIZUHO	USD	45,000,000	50,585	USD	45,000,000	50,585
	BOA	USD	40,000,000	44,964	USD	40,000,000	44,964
	HSBC	USD	40,000,000	44,964	USD	40,000,000	44,964
POSCO SS-VINA	Export-Import Bank of Korea	USD	249,951,050	280,970	USD	249,951,050	280,970
	BOA	USD	40,000,000	44,964	USD	40,000,000	44,964
	BTMU	USD	40,000,000	44,964	USD	40,000,000	44,964
	DBS	USD	24,400,000	27,428	USD	24,400,000	27,428
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	220,324	USD	196,000,000	220,324
POSCO VST CO., LTD.	ANZ	USD	25,000,000	28,103	USD	18,750,000	21,077
	HSBC	USD	20,000,000	22,482	USD	15,000,000	16,862
	MIZUHO	USD	20,000,000	22,482	USD	15,000,000	16,862
LLP POSUK Titanium	Kookmin Bank	USD	15,000,000	16,862	USD	15,000,000	16,862
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	637,365	USD	524,391,304	589,468
	SMBC	USD	140,000,000	157,374	USD	129,652,174	145,742
	BTMU	USD	119,000,000	133,768	USD	108,652,174	122,136
	SCB	USD	107,800,000	121,178	USD	100,252,174	112,693
	MIZUHO	USD	105,000,000	118,031	USD	95,869,565	107,767
	Credit Suisse AG	USD	91,000,000	102,293	USD	83,086,957	93,398
	HSBC	USD	91,000,000	102,293	USD	83,086,957	93,398
	ANZ	USD	73,500,000	82,621	USD	68,934,783	77,490
	BOA	USD	35,000,000	39,344	USD	31,956,522	35,922
	CTBC	USD	21,000,000	23,606	USD	19,173,913	21,553
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	204,586	USD	103,051,827	115,841
Siderurgica do Pecem	Santander	USD	47,600,000	53,507	USD	26,945,144	30,289
	BNP	USD	47,600,000	53,507	USD	26,945,144	30,289
	MIZUHO	USD	47,600,000	53,507	USD	26,945,144	30,289
	HSBC	USD	35,200,000	39,568	USD	19,925,920	22,399
	Credit Agricole	USD	20,000,000	22,482	USD	11,321,456	12,726
	SOCIETE GENERALE	USD	20,000,000	22,482	USD	11,321,456	12,726
	KfW	USD	20,000,000	22,482	USD	11,321,456	12,726
	BNDES	BRL	464,060,000	167,396	BRL	187,340,618	67,578
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co Co., Ltd.(SPC)	THB	5,501,000,000	182,963	THB	5,501,000,000	182,963

		USD	3,953,621,550	4,444,270	USD	3,537,327,120	3,976,312
		BRL	464,060,000	167,396	BRL	187,340,618	67,578
		THB	5,501,000,000	182,963	THB	5,501,000,000	182,963

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

3)	Finance income and costs by category of financial instrument for the six-month periods ended June 30, 2015 and 2014 were as follows:

①	June 30, 2015

(in millions of Won)	Finance income and costs
	Interest income(cost)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(438)	—	4,947	4,509	—
Available-for-sale financial assets		20	42,784	—	(16)	(51,956)	—	(9,168)	28,379
Loans and receivables		41,894	—	25,248	—	—	(221)	66,921	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	5,486	5,486	—
Financial liabilities at amortized cost		(122,449)	—	(57,646)	—	—	(48)	(180,143)	—

	~~W~~	(80,535)	42,784	(32,398)	(454)	(51,956)	10,164	(112,395)	28,379

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~265,384 million for the six-month period ended June 30, 2015.

②	June 30, 2014

(in millions of Won)	Finance income and costs
	Interest income(cost)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	2,053	2,053	—
Available-for-sale financial assets		236	35,155	—	117,682	(4,573)	—	148,500	(312,092)
Loans and receivables		47,449	—	(3,220)	—	—	(450)	43,779	—
Financial liabilities at fair value through profit or loss		—	—	—	(38,581)	—	13,520	(25,061)	—
Financial liabilities at amortized cost		(125,351)	—	167,553	(17,631)	—	(91)	24,480	—

	~~W~~	(77,666)	35,155	164,333	61,470	(4,573)	15,032	193,751	(312,092)

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~93,573 million for the six-month period ended June 30, 2014.

4)	Finance income and costs by category of financial instrument for the three-month periods ended June 30, 2015 and 2014 were as follows:

①	June 30, 2015

(in millions of Won)	Finance income and costs								Other comprehensive income
	Interest income(cost)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	4,790	4,790	—
Available-for-sale financial assets		11	7,269	—	(16)	(27,619)	—	(20,355)	267
Loans and receivables		9,249	—	14,195	—	—	(125)	23,319	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	5,486	5,486	—
Financial liabilities at amortized cost		(59,165)	—	(44,604)	—	—	(23)	(103,792)	—

	~~W~~	(49,905)	7,269	(30,409)	(16)	(27,619)	10,128	(90,552)	267

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~27,888 million for the three-month period ended June 30, 2015.

②	June 30, 2014

	Finance income and costs								Other comprehensive loss
(in millions of Won)	Interest income(cost)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	1,297	1,297	—
Available-for-sale financial assets		172	7,277	—	110,609	(3,309)	—	114,749	(92,665)
Loans and receivables		16,652	—	(35,800)	4	—	(122)	(19,266)	—
Financial liabilities at fair value through profit or loss		—	—	—	(43,859)	—	(19,566)	(63,425)	—
Financial liabilities at amortized cost		(52,292)	—	276,345	(19,131)	—	(46)	204,876	—

	~~W~~	(35,468)	7,277	240,545	47,623	(3,309)	(18,437)	238,231	(92,665)

(*1)	Financial income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~24,980 million for the three-month period ended June 30, 2014.

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of June 30, 2015 and December 31, 2014 are as follows:

	June 30, 2015			December 31, 2014
(in millions of Won)	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,636,284	1,636,284	1,648,567	1,648,567
Derivatives assets held for trading(*2)		59,065	59,065	10,233	10,233

		1,695,349	1,695,349	1,658,800	1,658,800

Assets measured amortized cost(*3)
Cash and cash equivalents		1,524,178	1,524,178	1,742,767	1,742,767
Trade accounts and notes receivable, net		2,948,360	2,948,360	3,181,107	3,181,107
Loans and other receivables, net		2,631,633	2,631,633	1,100,924	1,100,924

		7,104,171	7,104,171	6,024,798	6,024,798

Liabilities measured at fair value
Derivatives liabilities held for trading(*2)		16,710	16,710	—	—
Liabilities measured amortized cost(*3)
Trade accounts and notes payable		735,559	735,559	777,401	777,401
Borrowings		6,471,694	6,840,557	6,537,217	6,918,972
Financial guarantee liabilities		72,711	72,711	59,810	59,810
Others		836,847	836,847	1,036,487	1,036,487

	~~W~~	8,116,811	8,485,674	8,410,915	8,792,670

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average cost of capital of evaluated companies are used as a discount rate. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model, binominal lattice model and others in which the market yields on government bonds are used as a discount rate.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since their carrying amounts approximate fair value.

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of June 30, 2015 and December 31, 2014 are as follows:

①	June 30, 2015

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,629,389	—	6,895	1,636,284
Derivatives assets held for trading		—	12,711	46,354	59,065

	~~W~~	1,629,389	12,711	53,249	1,695,349

Financial liabilities
Derivatives liabilities held for trading	~~W~~	—	—	16,710	16,710

②	December 31, 2014

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,620,390	—	28,177	1,648,567
Derivatives assets held for trading		—	10,233	—	10,233

	~~W~~	1,620,390	10,233	28,177	1,658,800

3)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2014.

21. Share Capital and Capital Surplus

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(a)	Share capital as of June 30, 2015 and December 31, 2014 are as follows:

(Share, Won)	June 30, 2015		December 31, 2014
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of June 30, 2015, total shares of ADRs of 54,029,300 are equivalent to 13,507,325 of common stock.
(*2)	As of June 30, 2015, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Additional paid in capital	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,804	783,791

	~~W~~	1,247,629	1,247,616

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Rate of interest (%)	June 30, 2015		December 31, 2014
Hybrid bond 1-1(*1)	6/13/2013	6/13/2043	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of June 30, 2015 as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000

Maturity date	30 years (The Company has a right to extend the maturity date)	30 years (The Company has a right to extend the maturity date)

Interest rate

Issue date ~ 2018-06-12 : 4.3% reset every 5 years as follows;

· After 5 years : return on government bond (5 years) + 1.3%

· After 10 years : addtionally + 0.25% according to Step-up clauses

· After 25 years : addtionally + 0.75%

Issue date ~ 2023-06-12 : 4.6% reset every 10 years as follows;

· After 10 years : return on government bond (10 years) + 1.4%

· After 10 years : addtionally + 0.25% according to Step-up clauses

· After 30 years : addtionally + 0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company)	Quarterly (Optional deferral of interest payment is available to the Company)

Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of June 30, 2015 amounts to ~~W~~2,133 million.

23. Reserves

Reserves as of June 30, 2015 and December 31, 2014 are as follows:

(in millions of Won)	June 30, 2015		December 31, 2014
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	~~W~~	122,421	94,042

24. Treasury Shares

As of June 30, 2015, the Company holds 7,193,377 shares of treasury stock for price stabilization in accordance with the Board of Directors’ resolution.

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Wages and salaries	~~W~~	51,815	48,564	107,423	100,932
Expenses related to post-employment benefits		6,557	5,311	16,759	13,146
Other employee benefits		11,460	12,699	25,782	24,741
Travel		3,603	3,566	6,693	6,587
Depreciation		4,947	5,964	10,045	11,896
Amortization		13,058	13,490	26,142	26,553
Rental		16,257	17,275	34,635	35,065
Repairs		2,699	2,549	4,086	6,225
Advertising		17,967	21,396	36,016	42,312
Research & development		19,215	32,813	37,909	56,412
Service fees		48,626	43,317	90,154	90,081
Supplies expense		1,463	1,271	2,838	2,711
Vehicles maintenance		1,690	1,755	3,485	3,501
Industry association fee		3,626	1,638	5,205	5,178
Training		6,681	3,204	7,494	4,825
Conference		1,388	1,147	2,812	2,362
Bad debt expenses(Reversal of bad debt expenses)		(912)	13	(1,209)	516
Others		12,401	8,273	19,512	16,753

	~~W~~	222,541	224,245	435,781	449,796

(b)	Selling expenses

Selling expenses for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Freight and custody expenses	~~W~~	218,895	212,706	437,900	418,781
Operating expenses for distribution center		2,895	2,424	5,414	4,893
Sales commissions		12,691	17,188	28,235	32,601
Sales advertising		557	510	1,175	770
Sales promotion		1,475	1,114	2,745	2,251
Sample		335	327	699	770
Sales insurance premium		1,398	1,380	2,677	2,740

	~~W~~	238,246	235,649	478,845	462,806

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

26. Finance Income and Costs

Details of finance income and costs for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Finance income
Interest income	~~W~~	9,260	16,825	41,914	47,685
Dividend income		35,157	32,257	308,168	128,728
Gain on foreign currency transactions		39,714	97,704	80,811	151,090
Gain on foreign currency translations		11,651	109,479	23,507	118,978
Gain on valuation of derivatives		11,537	(15,407)	11,695	23,704
Gain on derivative transactions		—	—	67	6,102
Gain on disposals of available-for-sale investment		66	110,609	66	117,682
Gain on redemption of debentures		—	—	—	1,500

	~~W~~	107,385	351,467	466,228	595,469

Finance costs
Interest expenses	~~W~~	59,165	52,293	122,449	125,351
Loss on foreign currency transactions		38,200	38,039	76,535	92,721
Loss on foreign currency translations		43,574	(71,401)	60,181	13,014
Loss on valuation of derivatives		1,261	2,862	1,261	8,131
Loss on derivative transactions		—	43,859	505	44,683
Impairment loss on available-for-sale investment		27,619	3,309	51,956	4,573
Loss on redemption of debentures		—	19,131	—	19,131
Others		230	164	352	541

	~~W~~	170,049	88,256	313,239	308,145

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	4,385	1,810	6,063	2,959
Gain on disposals of intangible assets		194	—	382	—
Gain on disposals of investment in subsidiaries, associates and joint ventures		2,046	—	2,046	—
Gain on disposals of assets held for sale		50,482	—	52,165	—
Premium income		1,761	424	6,749	459
Others		641	5,697	5,732	7,895

	~~W~~	59,509	7,931	73,137	11,313

Other non-operating expenses
Loss on disposals of property, plant and equipment	~~W~~	24,878	12,100	44,238	29,769
Impairment loss on property, plant and equipment		45,859	—	46,436	—
Loss on disposals of intangible assets		14	37	472	37
Other bad debt expense		5	—	6	25,704
Donations		6,346	9,828	20,650	28,786
Idle tangible assets expenses		1,282	235	4,735	473
Impairment loss on investment in subsidiaries, associates and joint ventures		195,604	20,319	215,676	88,048
Loss on disposals of assets held for sale		—	—	20,133	14
Contribution to provisions		(2,995)	69,452	2,068	69,452
Others (*1)		3,597	5,275	38,961	148,024

	~~W~~	274,590	117,246	393,375	390,307

(*1)	As a result of Korea National Tax Service’s periodic audit of tax payments and refunds of the Company, the Company recognized additional tax payments amounting to ~~W~~139,569 million, primarily related to VAT, for the six-month period ended June 30, 2014.

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and six-month period ended June 30, 2015 and 2014 were as follows (excluding finance costs and income tax expense):

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in millions of Won)	2015		2014	2015	2014
Changes in inventories(*1)	~~W~~	186,210	27,641	198,997	(150,635)
Raw materials and consumables used		3,462,381	4,564,616	7,311,241	9,316,441
Employee benefits expenses		367,356	342,482	744,487	717,421
Outsourced processing cost		539,360	563,096	1,083,317	1,104,418
Depreciation(*2)		515,056	501,517	1,022,390	1,001,071
Amortization		16,682	18,948	34,005	37,463
Electricity and water expenses		243,718	269,269	491,112	525,798
Service fees		61,540	57,724	115,387	117,885
Rental		20,668	21,654	44,164	44,730
Advertising		17,967	21,396	36,016	42,312
Freight and custody expenses		218,895	212,706	437,900	418,781
Sales commissions		12,691	17,188	28,235	32,601
Loss on disposals of property, plant and equipment		24,878	12,100	44,238	29,769
Impairment loss on property, plant and equipment		45,860	—	46,436	—
Impairment loss on investments in subsidiaries, associates and joint ventures		195,604	20,319	215,676	88,048
Contribution to provisions(Reversal of contribution to provisions)		(2,995)	69,452	2,068	69,452
Other expenses		316,730	251,570	671,617	695,330

	~~W~~	6,242,601	6,971,678	12,527,286	14,090,885

(*1)	Changes in inventories are the changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.

29. Income Taxes

The effective tax rate of the Company for the six-month periods ended June 30, 2015 and 2014 was 33.12% and 33.55%, respectively. The effective tax rate for the six-month period ended June 30, 2015 was higher than the statutory tax rate of 24% for the Company mainly due to increase in deferred tax liability related to the Company’s investments in POSCO ENGINEERING & CONSTRUCTION., LTD. as a result of changes in management’s expectations on repatriation of the investment. The effective tax rate for the six-month period ended June 30, 2014 was higher than the statutory tax rate of 24% for the Company due to the effect of additional income tax payment due to tax investigation and non-deductible expense primarily related to additional VAT payment (Note 27).

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

30. Earnings per Share

Basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2015 and 2014 were as follows:

	For the three-month periods ended June 30			For the six-month periods ended June 30
(in Won except per share information)	2015		2014	2015	2014
Profit for the period	~~W~~	210,449,831,980	547,235,317,164	710,210,219,982	658,754,438,229
Interests of hybrid bonds		(8,240,301,971)	(8,240,301,971)	(16,351,402,838)	(16,351,402,838)
Weighted-average number of common shares outstanding(*1)		79,993,372	79,784,165	79,993,215	79,783,960
Basic and diluted earnings per share		2,528	6,756	8,674	8,052

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods ended June 30		For the six-month periods ended June 30
(in share)	2015	2014	2015	2014
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,193,463)	(7,402,670)	(7,193,620)	(7,402,875)
Weighted-average number of common shares outstanding	79,993,372	79,784,165	79,993,215	79,783,960

Since there were no potential shares of common stock which had dilutive effects as of June 30, 2015, diluted earnings per share is equal to basic earnings per share.

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

31. Related Party Transactions

(a)	Significant transactions with related companies for the six-month periods ended June 30, 2015 and 2014 were as follows:

1)	For the six-month period ended June 30, 2015

	Sales and others(*1)			Purchase and others(*2)
(in millions of Won)	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	2,027	90	19	291,361	1,822	29,336
POSCO Processing & Service		534,281	—	246,883	—	—	1,632
POSCO COATED & COLOR STEEL Co., Ltd.		198,400	—	—	—	5,698	54
POSCO ICT(*4)		680	4	—	84,512	14,669	88,429
eNtoB Corporation		—	—	146,452	2,396	53	10,464
POSCO CHEMTECH		245,830	17,633	259,499	6,182	150,021	499
POSCO ENERGY CO., LTD.		96,177	615	—	—	—	13
POSCO TMC Co., Ltd.		123,016	—	—	—	666	634
POSCO AST		199,145	3	4,115	—	19,271	109
POSHIMETAL Co., Ltd.		6,517	75	82,124	—	—	33
Daewoo International Corporation		1,782,130	34,341	26,749	—	—	769
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)(*5)		2,811	176,904	8,239	—	515	75
POSCO PLANTEC CO., LTD		3,981	25	1,735	64,492	10,460	10,922
POSCO Thainox Public Company Limited		139,818	10	3,300	—	—	25
PT. KRAKATAU POSCO		—	—	115,557	—	—	—
POSCO America Corporation		336,072	7	—	—	—	85
POSCO Canada Ltd.		—	—	64,024	—	—	—
POSCO Asia Co., Ltd.		921,709	579	125,255	—	95	237
Qingdao Pohang Stainless Steel Co., Ltd.		80,851	—	—	—	—	46
POSCO JAPAN Co., Ltd.		507,507	9,383	11,934	1,674	—	519
POSCO MEXICO S.A. DE C.V.		132,429	153	—	—	—	—
POSCO Maharashtra Steel Private Limited		207,938	—	—	—	—	—
Others		462,894	10,125	120,512	45,174	106,843	46,262

		5,984,213	249,947	1,216,397	495,791	310,113	190,143

Associates and joint ventures(* 3)
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)(*5)		1,653	—	2,672	—	229	1
SNNC		1,205	283	212,142	—	—	—
CSP - Compania Siderurgica do Pecem(*6)		3,358	537	—	—	—	—
Others		19,541	30,862	28,295	—	—	—

		25,757	31,682	243,109	—	229	1

	~~W~~	6,009,970	281,629	1,459,506	495,791	310,342	190,144

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures. These are priced on an arm’s length basis.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm’s length basis.
(*3)	As of June 30, 2015, the Company provided guarantees to related parties (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.
(*5)	It is reclassified from subsidiary to associate (Note 10).
(*6)	It borrowed loans of ~~W~~67,664 million from the Company during the six-month period ended June 30, 2015.

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	For the six-month period ended June 30, 2014

	Sales and others			Purchase and others
(in millions of Won)	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	6,631	16,674	—	590,485	3,260	12,519
POSCO Processing & Service		518,057	8,578	473,808	—	—	261
POSCO COATED & COLOR STEEL Co., Ltd.		228,638	1	—	—	5,270	66
POSCO ICT		607	2,490	—	98,062	12,685	79,974
eNtoB Corporation		—	—	122,887	1,679	35	9,064
POSCO CHEMTECH		267,799	15,434	252,731	2,748	152,698	557
POSCO M-TECH		95	16	63,612	890	101,477	4,511
POSCO ENERGY CO., LTD.		84,605	598	—	2,263	—	20
POSCO TMC Co., Ltd.		115,404	—	—	—	528	764
POSCO AST		266,677	—	4,836	—	32,579	851
POSHIMETAL Co., Ltd.		5,267	2,313	80,988	—	—	—
Daewoo International Corporation		1,707,132	20,605	70,065	—	—	1,656
POSCO America Corporation		362,592	2	—	—	—	179
POSCO Canada Ltd.		—	—	82,489	—	—	—
POSCO Asia Co., Ltd.		1,010,153	53	96,937	—	8,881	668
Qingdao Pohang Stainless Steel Co., Ltd.		34,895	2	—	—	—	—
POSCO JAPAN Co., Ltd.		719,380	—	6,362	459	3	447
POSCO MEXICO S.A. DE C.V.		136,055	775	—	—	—	—
POSCO Maharashtra Steel Private Limited		111,783	581	—	—	—	—
Others		463,482	8,618	110,652	25,678	16,971	58,292

		6,039,252	76,740	1,365,367	722,264	334,387	169,829

Associates and joint ventures
SNNC		2,043	5,273	163,758	—	—	5
POSCO PLANTEC CO., LTD		8,400	24	1,500	37,355	6,347	2,658
Others(*1)		14,138	29,466	32,599	—	—	—

		24,581	34,763	197,857	37,355	6,347	2,663

	~~W~~	6,063,833	111,503	1,563,224	759,619	340,734	172,492

(*1)	The Company collected loans of ~~W~~158 million from LLP POSUK Titanium during the six-month period ended June, 30, 2014.

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended June 30, 2015 and 2014 were as follows:

1)	For the three-month period ended June 30, 2015

	Sales and others			Purchase and others
(in millions of Won)	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	1,102	26	—	133,824	536	7,331
POSCO Processing & Service		254,405	—	102,440	—	—	325
POSCO COATED & COLOR STEEL Co., Ltd.		96,959	—	—	—	2,431	30
POSCO ICT		386	—	—	49,262	7,234	43,976
eNtoB Corporation		—	—	68,462	1,869	27	4,914
POSCO CHEMTECH		117,465	5,833	126,055	4,449	75,237	127
POSCO ENERGY CO., LTD.		48,575	313	—	—	—	—
POSCO TMC Co., Ltd.		68,482	—	—	—	407	355
POSCO AST		94,030	—	1,340	—	10,399	74
POSHIMETAL Co., Ltd.		3,346	41	44,991	—	—	—
Daewoo International Corporation		884,194	6	15,036	—	—	769
POSCO PLANTEC CO., LTD		1,608	7	857	36,665	4,834	5,267
POSCO Thainox Public Company Limited		67,861	—	1,431	—	—	25
PT. KRAKATAU POSCO		—	—	31,921	—	—	—
POSCO America Corporation		160,145	7	—	—	—	49
POSCO Canada Ltd.		—	—	31,027	—	—	—
POSCO Asia Co., Ltd.		456,563	579	74,436	—	95	145
Qingdao Pohang Stainless Steel Co., Ltd.		44,122	—	—	—	—	46
POSCO JAPAN Co., Ltd.		241,267	—	6,711	717	—	250
POSCO MEXICO S.A. DE C.V.		54,686	1	—	—	—	—
POSCO Maharashtra Steel Private Limited		105,543	—	—	—	—	—
Others		235,743	4,782	58,141	19,975	53,429	22,481

		2,936,482	11,595	562,848	246,761	154,629	86,164

Associates and joint ventures
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,653	—	2,672	—	229	1
SNNC		567	77	114,966	—	—	—
CSP - Compania Siderurgica do Pecem		—	537	—	—	—	—
Others		11,112	24,433	13,982	—	—	—

		13,332	25,047	131,620	—	229	1

	~~W~~	2,949,814	36,642	694,468	246,761	154,858	86,165

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	For the three-month period ended June 30, 2014

	Sales and others			Purchase and others
(in millions of Won)	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	5,126	91	—	162,999	1,170	1,547
POSCO Processing & Service		262,753	—	213,359	—	—	155
POSCO COATED & COLOR STEEL Co., Ltd.		105,886	1	—	—	2,841	36
POSCO ICT		380	2,486	—	22,978	6,420	42,509
eNtoB Corporation		—	—	64,674	1,019	22	3,814
POSCO CHEMTECH		138,227	10,493	120,529	1,298	76,782	171
POSCO M-TECH		75	16	26,642	397	51,051	4,455
POSCO ENERGY CO., LTD.		48,472	299	—	671	—	—
POSCO TMC Co., Ltd.		65,517	—	—	—	251	343
POSCO AST		134,277	—	3,114	—	17,681	601
POSHIMETAL Co., Ltd.		2,258	1,128	40,541	—	—	—
Daewoo International Corporation		816,532	1	22,988	—	—	104
POSCO America Corporation		192,983	—	—	—	—	174
POSCO Canada Ltd.		—	—	35,119	—	—	—
POSCO Asia Co., Ltd.		495,611	30	56,743	—	7,502	589
Qingdao Pohang Stainless Steel Co., Ltd.		20,811	2	—	—	—	—
POSCO JAPAN Co., Ltd.		358,272	—	4,087	459	3	250
POSCO MEXICO S.A. DE C.V.		74,931	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		47,316	367	—	—	—	—
Others		224,810	8,421	56,717	21,109	7,733	35,151

		2,994,237	23,335	644,513	210,930	171,456	89,899

Associates and joint ventures
SNNC		1,480	5,210	75,512	—	—	—
POSCO PLANTEC CO., LTD		5,580	6	928	23,972	3,387	1,944
Others(*1)		7,959	29,465	15,986	—	—	—

		15,019	34,681	92,426	23,972	3,387	1,944

	~~W~~	3,009,256	58,016	736,939	234,902	174,843	91,843

(*1)	The Company collected loans of W210 million from LLP POSUK Titanium during the three-month period ended June, 30, 2014.

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of June 30, 2015 and December 31, 2014 are as follows:

1)	June 30, 2015

	Receivables				Payables
(in millions of Won)	Trade accounts andnote receivable		Others	Total	Trade accounts and note payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	94	40,205	40,299	—	23,345	720	24,065
POSCO Processing & Service		78,867	84	78,951	4,309	89	—	4,398
POSCO COATED & COLOR STEEL Co., Ltd.		79,538	32	79,570	—	5	1,220	1,225
POSCO ICT		—	44	44	914	56,216	2,581	59,711
eNtoB Corporation		—	—	—	8,737	12,961	13	21,711
POSCO CHEMTECH		41,814	5,008	46,822	57,395	12,127	19,338	88,860
POSCO ENERGY CO., LTD.		18,286	1,338	19,624	—	—	1,945	1,945
POSCO TMC Co., Ltd.		66,357	15	66,372	—	10	215	225
POSCO AST		60,773	27	60,800	—	2,449	3,855	6,304
POSHIMETAL Co., Ltd.		—	2,484	2,484	—	16,427	—	16,427
Daewoo International Corporation		151,078	1,068	152,146	6,514	—	—	6,514
POSCO PLANTEC CO.,LTD		1,636	8	1,644	2,217	20,106	12	22,335
POSCO Thainox Public Company Limited		67,860	—	67,860	—	—	—	—
POSCO America Corporation		46,449	—	46,449	—	—	—	—
POSCO Asia Co., Ltd.		149,247	593	149,840	24,274	39	—	24,313
Qingdao Pohang Stainless Steel Co., Ltd.		30,423	—	30,423	—	—	—	—
POSCO MEXICO S.A. DE C.V.		79,684	31	79,715	—	—	—	—
POSCO Maharashtra Steel Private Limited		298,469	958	299,427	—	—	—	—
Others		152,820	3,328	156,148	10,963	25,260	26,291	62,514

		1,323,395	55,223	1,378,618	115,323	169,034	56,190	340,547

Associates and joint ventures
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		1,326	—	1,326	1,074	21	2	1,097
SNNC		222	35	257	30,822	—	—	30,822
CSP - Compania Siderurgica do Pecem(*1)		—	71,354	71,354	—	—	—	—
Others		337	12,202	12,539	—	—	—	—

		1,885	83,591	85,476	31,896	21	2	31,919

	~~W~~	1,325,280	138,814	1,464,094	147,219	169,055	56,192	372,466

(*1)	Others include loans of W67,664 million.

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

2)	December 31, 2014

	Receivables				Payables
(in millions of Won)	Trade accounts and note receivable		Others	Total	Trade accounts and note payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION., LTD.	~~W~~	42	71,967	72,009	—	41,878	—	41,878
POSCO Processing&Service		94,790	92	94,882	15,202	867	—	16,069
POSCO COATED & COLOR STEEL Co., Ltd.		69,314	67	69,381	—	5	1,936	1,941
POSCO ICT		13	103	116	920	70,823	5,425	77,168
eNtoB Corporation		—	—	—	12,564	28,432	43	41,039
POSCO CHEMTECH		49,456	4,283	53,739	57,610	9,890	17,864	85,364
POSCO ENERGY CO., LTD.		17,326	2,809	20,135	—	—	1,962	1,962
POSCO TMC Co., Ltd.		27,429	30	27,459	—	117	115	232
POSCO AST		44,281	54	44,335	—	2,458	3,364	5,822
POSHIMETAL Co., Ltd.		1,269	14	1,283	—	12,846	—	12,846
Daewoo International Corporation		164,029	3,178	167,207	8	210	1	219
SeAH Changwon Intergrated Special Steel (formerly, POSCO Specialty Steel Co., Ltd.)		822	201,823	202,645	4,800	140	184	5,124
POSCO America Corporation		57,164	—	57,164	—	1,511	—	1,511
POSCO Canada Ltd.		—	—	—	—	4,534	—	4,534
POSCO Asia Co., Ltd.		197,104	221	197,325	10,995	—	—	10,995
Qingdao Pohang Stainless Steel Co., Ltd.		14,748	41	14,789	—	—	—	—
POSCO JAPAN Co., Ltd.		42,692	89	42,781	344	1,552	—	1,896
POSCO MEXICO S.A. DE C.V.		96,800	—	96,800	—	—	—	—
POSCO Maharashtra Steel Private Limited		364,899	7,714	372,613	—	—	—	—
Others		140,282	58,769	199,051	15,150	68,965	29,076	113,191

		1,382,460	351,254	1,733,714	117,593	244,228	59,970	421,791

Associates and joint ventures
SNNC		219	125	344	7,017	—	—	7,017
LLP POSUK Titanium(*1)		—	4,235	4,235	—	—	—	—
Others		258	18	276	1,396	—	—	1,396

		477	4,378	4,855	8,413	—	—	8,413

	~~W~~	1,382,937	355,632	1,738,569	126,006	244,228	59,970	430,204

(*1)	Others include loans of ~~W~~4,235 million.

(d)	For the six-month periods ended June 30, 2015 and 2014 details of compensation to key management officers were as follows:

(in millions of Won)	June 30, 2015		June 30, 2014
Short-term benefits	~~W~~	17,679	15,982
Long-term benefits		5,966	6,137
Retirement benefits		7,407	4,419

	~~W~~	31,052	26,538

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

46

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

32. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of June 30, 2015, 79 million tons of iron ore and 28 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of June 30, 2015, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which enables the Company to borrow up to the amount of USD 12.01 million, USD 8.25 million and USD 6.49 million. The borrowings are related to the Company’s exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of June 30, 2015, the borrowings related to the commitments amount to USD 12.88 million.

(b)	As of June 30, 2015, the Company has provided two blank checks to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the April, 2012, Nippon Steel & Sumitomo Metal Corporation filed a civil lawsuit in the Tokyo District Court of Japan against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, to prohibit production and sales of grain oriented electrical steel sheets using improperly acquired trade secrets and seeking compensation from the Company of ~~W~~904.3 billion. Through preparatory procedures up to June 30, 2015, the Company asserts that this lawsuit should be judged by Korean law and the production secrets of grain oriented electrical steel sheets were publicly available which should not be regarded as trade secrets. Also, the Company asserts that the related facts occurred a long time ago, resulting in expiration of the claims to seek any compensation due to the statute of limitation. As of June 30, 2015, the Japan court has not made any judgments on this matter. Since the Company does not believe that it has any present obligation, the Company has not recorded any provision for this lawsuit as of June 30, 2015.

2)	Other lawsuits and claims

The Company is involved in 44 other lawsuits and claims for alleged damages aggregating to ~~W~~121 billion as of June 30, 2015 which arose in the ordinary course of business. The Company has recognized provisions amounting to ~~W~~0.4 billion for 1 lawsuit based on its reliable

47

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of June 30, 2015

(Unaudited)

estimate of outflow of resources. However, the Company has not recognized any provisions for other 43 lawsuits and claims since the Company believes that it does not have a present obligation as of June 30, 2015.

(d)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO Energy Co., Ltd.

33. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the six-month period ended June 30, 2015 and 2014 were as follows:

(in millions of Won)	June 30, 2015		June 30, 2014
Trade accounts and notes receivable, net	~~W~~	247,106	331,687
Other accounts receivable		181,689	(17,661)
Advance payments		(6,954)	(14)
Prepaid expenses		19,005	(9,271)
Inventories		430,348	(504,422)
Long-term guarantee deposits		(164)	(173)
Other long-term assets		(14)	—
Trade accounts payable and notes payable		(44,508)	269,796
Other accounts payable		(160,419)	(113,353)
Accrued expenses		(18,581)	105,486
Advances received		(6,157)	(11,691)
Withholdings		3,737	2,318
Unearned revenue		39	(125)
Other short-term liabilities		(30,635)	(1,306)
Derivatives Liabilities		—	(6,611)
Payment severance benefits		(54,947)	(49,719)
Plan assets		23,788	(49,014)
Other long-term liabilities		—	(3,000)

	~~W~~	583,333	(57,073)

48